Exhibit 99.2

WATERTON THREATENS HUDBAY’S POSITIVE MOMENTUM & THE VALUE OF YOUR INVESTMENT Notice of 2019 Annual and Special Meeting of Shareholders and Management Information Circular For any questions or requests for voting assistance, please contact Hudbay’s proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (for shareholders in North America) or 416-304-0211 (collect call for shareholders outside North America) or by email at assistance@laurelhill.com.

FELLOW HUDBAY SHAREHOLDERS, This year’s Annual and Special Meeting of Shareholders is fast approaching, and the outcome of this meeting will be critical to the value of your investment. It is important that you carefully review the following information before voting only the GREEN proxy FOR the director nominees recommended by Hudbay Minerals Inc. Waterton Global Resource Management, Inc. (“Waterton”) is attempting to replace 80% of Hudbay’s Board of Directors and its executive leadership, despite holding only 12% of our shares. :DWHUWRQ DQG LWV QRPLQHHV UDLVH D QXPEHU RI UHG TDJV \RX should carefully consider before you vote. These unnecessary and ill-timed changes would be very disruptive and threaten Hudbay’s positive momentum and the value of your investment. SUCCESSFUL EXECUTION OF HUDBAY’S STRATEGIC PLAN IS DRIVING OUTPERFORMANCE +XGED\ KDV VLJQLTFDQW SRVLWLYH PRPHQWXP, ZKLFK LV UHTHFWHG in the increasing value of your shares: • The value of your shares has increased by approximately 50% in the last six months as a result of very strong operating results and the achievement of key development milestones; • Your Board and management team have delivered one, three DQG TYH-\HDU WRWDO VKDUHKROGHU UHWXUQV WKDW VLJQLTFDQWO\ outperform Hudbay’s peer group; and • Over 80% of the analysts who cover Hudbay have raised their price targets since January 1, 2019. HUDBAY’S BOARD AND MANAGEMENT HAVE AN ())(&7,9( /21*7(50 *52:7+ 675$7(*< 2XU VXFFHVV GLG QRW KDSSHQ RYHUQLJKW. ,W UHTHFWV PDQ\ \HDUV RI IRFXVHG H[HFXWLRQ RI RXU FRQVLVWHQW DQG HHFWLYH ORQJ-WHUP growth strategy: • Hudbay has grown from a single asset company to a leading mid-tier copper producer with a world-class portfolio of long-life, low-cost assets in mining-friendly jurisdictions; r 7KH FRPSDQ\ RHUV WKH KLJKHVW OHYHUDJH WR WKH FRSSHU SULFH among our peers; and • Our long-life assets provide exposure to multiple commodity price cycles, while our low costs of production ensure we can FRQWLQXH WR JHQHUDWH FDVK TRZ WKURXJK WKH GRZQWXUQV LQ WKH commodity cycle. This strategy, combined with our achievement of a number of recent operating and development milestones, has resulted in D VLJQLTFDQW LQFUHDVH WR WKH QHW DVVHW YDOXH RI \RXU VKDUHV. :LWK a number of key catalysts in sight, Hudbay is poised to continue to outperform our peers and deliver value to our shareholders. HUDBAY IS DELIVERING SHAREHOLDER VALUE FROM ALL ASPECTS OF THE MINING BUSINESS Alan Hair, our CEO, is driving positive momentum across Hudbay’s operations: • Constancia s :H SXUFKDVHG &RQVWDQFLD DV D JUHHQTHOG SURMHFW in 2011 and brought it to production in only four years. The construction and ramp-up of the mine were so successful, Constancia is used as a best-in-class example by global mining giant BHP. Constancia is the lowest cost sulphide copper PLQH LQ 6RXWK $PHULFD, DQG WKH HUFLHQF\ RI RXU RSHUDWLRQV is demonstrated by our recent achievement of record throughput and recoveries with an industry leading safety record. Since we announced the acquisition of Constancia, mineral reserves have increased by nearly 100% and the future remains bright following our acquisition of very prospective exploration properties near the mine; • Lalor – Our Lalor mine is the latest in a long history of exploration and operational success at our Manitoba operations. We discovered Lalor in 2007 and achieved commercial production only seven years later. We recently announced that Lalor’s annual gold production will more than double from current levels as it transitions to one of the lowest cost gold mines in Canada. Our exploration team recently discovered a high grade zinc and gold deposit near Lalor that, along with the mineral resources at our nearby deposits, has the potential to extend Lalor’s mine life well beyond its current reserves; and • Rosemont – Hudbay acquired the world-class Rosemont project in Arizona in 2014 and has successfully navigated a complicated and rigorous permitting process. The SURMHFW LV QRZ IXOO\-SHUPLWWHG DQG ZHoYH LQLWLDWHG QDQFLQJ activities and early works development as we look ahead to construction of this exciting asset by the same team that built Constancia. Once completed, Rosemont is expected to increase Hudbay’s copper-equivalent production by approximately 50% and EBITDA by nearly 100%. We’ve achieved these successes with a strong commitment to responsible engagement with our stakeholders: • Manitoba – We’ve discovered and built over 25 mines in Manitoba, and our commitment to successful closure and reclamation is demonstrated by our Reed mine, which was located in a provincial park and reclaimed in 2018; • Peru – Our community relations success in Peru is demonstrated by over 90 social investment agreements with local communities. We are also very proud of our industry leading safety record – during Constancia’s construction, we had approximately 20 million hours worked without a lost-time accident; and 1

- **Arizona** – Rosemont will be an industry leader in water efficiency standards and the community commitments we have agreed to as part of the Rosemont permitting process involve conservation, recreational and cultural measures worth more than $150 million.

We expect to build on Hudbay's recent successes through the realization of many near-term value creation catalysts including:

- Early works and the sale of a joint venture interest at Rosemont in advance of a construction decision;
- Upgrading mineral resources and continuing to make new discoveries around Lalor that will further extend the mine life;
- Securing access to high grade deposits near Constancia and commencing exploration and development; and
- Advancing our recently acquired Ann Mason copper project in Nevada and other exciting opportunities in our project pipeline.

Your company is creating strong and sustainable value today and is well-positioned to continue creating value in the future with our unparalleled leverage to the copper price.

HUDBAY HAS A STRONG INDEPENDENT BOARD AND PROVEN LEADERSHIP TEAM

Hudbay has an independent, diverse and highly qualified Board that has been consistently recognized for its strong corporate governance practices. We are ranked in the top 20% for overall governance quality by proxy advisor Institutional Shareholder Services, and we are ranked in the top 50 by the Globe and Mail's 2018 Board Games Corporate Governance Ranking – the only base metal miner to be ranked in the top 100. Our strong corporate governance is complemented by our commitment to Board renewal, as evidenced by the fact that 60% of Hudbay's current directors have joined the Board in the last six years. Hudbay's professional and independent directors effectively represent the interests of all shareholders and have been actively engaged in all aspects of the business.

Our management team is led by our CEO, Alan Hair, who has over 35 years of experience in mining, including over 20 years with Hudbay in various operating, technical and business development capacities. Alan is responsible for the acquisition of Hudbay's world-class portfolio of assets and his oversight of the construction of three Hudbay mines since 2012 ensures your investment is in good hands as we embark on the next stage of growth at Rosemont.

WATERTON AND ITS SLATE OF NOMINEE DIRECTORS THREATEN HUDBAY'S POSITIVE MOMENTUM

Waterton, a relatively recent Hudbay shareholder whose interests as a mining private equity fund may conflict with yours, is attempting to replace 80% of the Board, including the Chair and CEO, despite holding only 12% of the company's shares. Waterton and its nominees raise a number of red flags. These unnecessary and ill-timed changes to Hudbay's Board and executive leadership would be very disruptive and threaten Hudbay's positive momentum and the value of your investment for a number of important reasons:

- **Track Record of Value Destruction** – Waterton lacks a credible mining track record, and the share price of companies in which it makes investments has almost universally declined. Waterton is currently embroiled in a lawsuit in which it is accused of fraud and misrepresentation leading to its acquisition of the mine of a company in which it invested to the detriment of its shareholders;
- **Disingenuous and Cannot be Trusted** – Hudbay's good-faith attempts to constructively engage with Waterton have been met with escalating, changing demands that would put Waterton first, at the expense of other shareholders. Waterton has moved from demanding an acquisition moratorium – a highly unusual approach to corporate governance that fundamentally undermines one of the central stewardship responsibilities of the Board – to a demand for three Board seats plus a "Board Observer" who would have access to confidential information without standing for election as a director. Waterton now wants to replace 80% of the Board (including our Chair and CEO). Shareholders are right to ask, "what's next?" Waterton has also manipulated the facts in a transparent attempt to build a false narrative around Hudbay – a company that is performing well with positive momentum;


Waterton and its nominees raise a number of red flags

HUDBAY 2

- **Waterton Has Not Offered any Alternative Plans** – Waterton has made numerous (often baseless) critiques of Hudbay but does not have an alternative plan for your company. In fact, Waterton appears to have endorsed Hudbay's vision while focusing on key milestones we have already achieved;
- **Waterton's Proposed Chair, CEO and Many Other Nominees are Unqualified** – Waterton's proposed Chair has never served independently on a public company board and has no mining experience but does have a longstanding relationship with Waterton's Managing Partner and was involved in an excessive compensation controversy. Waterton's proposed CEO has just over a year of CEO experience and a track record of development project failures, disappointing production results and an inability to acquire growth assets. Waterton's slate also includes individuals whose experience was gained at companies with very poor environmental, community engagement and safety performance. You should not leave the value of your investment in their hands.

Waterton continues to demand substantial changes to Hudbay's Board and executive leadership despite the successful execution of our strategic plan and increasing value of our shares. Why would it want to disrupt Hudbay's positive momentum…unless it has another agenda it hasn't revealed?

HUDBAY RECOMMENDS SHAREHOLDERS SUPPORT OUR REASONABLE AND RESPONSIBLE SLATE OF NOMINEES

After ably representing the interests of shareholders on the Board of Directors, W. Warren Holmes and Alan J. Lenczner will not be standing for re-election. We sincerely thank Warren and Alan for their service in helping make Hudbay the company it is today.

In this context and as part of its ordinary Board renewal process, our Corporate Governance and Nominating Committee considered the current composition of the Board and recommended the addition of Richard Howes as a new independent director. Mr. Howes has nearly 40 years experience as a mining industry leader and has technical and technological skills and expertise that will complement the Board.

Despite Waterton's refusal to engage constructively on a settlement that would be in the best interests of all shareholders and avoid the cost and distraction of a contested shareholder meeting, our recommended slate of directors also includes two of Waterton's nominees - Mike Anglin and David Smith, who would serve on an 11 member Board, an increase from the current 10 directors. Hudbay's Board has determined that Messrs, Anglin and Smith have skills and experience that could allow them to make valuable contributions to the company. In addition:

- Their election as directors, along with Richard Howes, would further advance and accelerate Hudbay's ongoing Board renewal; and
- Waterton is a significant shareholder – owning 12% of the company's shares. The Board believes it is appropriate to give due consideration to Waterton's nominees – albeit on a basis that is more proportionate to its ownership position and not the disruptive, disproportionate majority control of the Board and executive leadership it is seeking.

This is a reasonable and prudent approach to Board refreshment and is consistent with what we have previously proposed to Waterton. Unfortunately, for reasons known only to it, Waterton is not agreeable to such a settlement and continues to pursue its self-interested agenda that unnecessarily threatens our current positive momentum.

We have moved deliberately and thoughtfully, with the input and support of some of our largest shareholders to propose a slate of directors that the Board unanimously supports and that appropriately balances a number of considerations, while avoiding abrupt change and disruption to a Board and management team that is effectively creating value for shareholders.

Hudbay strongly believes that changes to the Board beyond our proposed nominees could result in significant disruption to the company's positive momentum and risks the future value of your investment in Hudbay. Incremental refreshment of a board through the regular replacement of directors is sound corporate governance. Replacement of the majority of a competent board with an unqualified slate of directors with no knowledge of a company's assets is dangerous and should be avoided.

Time is short and the stakes are high. In order to ensure that your vote is counted at the Annual and Special Meeting of Shareholders, please vote only the **GREEN** proxy FOR the nominees recommended by Hudbay, and ensure that your proxy is received prior to the proxy voting deadline of 10:00 a.m. (Toronto time) on Friday, May 3, 2019. Vote FOR positive momentum and sustainable value creation and protect the value of your investment in Hudbay.

Sincerely,

ALAN R. HIBBEN, CHAIR
ON BEHALF OF HUDBAY'S BOARD OF DIRECTORS

For any questions or requests for voting assistance, please contact Hudbay's proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (for shareholders in North America) or 416-304-0211 (collect call for shareholders outside North America) or by email at assistance@laurelhill.com.

3 HUDBAY

Reasons to Vote FOR Hudbay’s Director Nominees The disciplined execution of Hudbay’s long-term growth strategy by its Board and management team is creating shareholder value today and positioning the company to create further value WRPRUURZ. 2XU VKDUH SULFH SHUIRUPDQFH UHT HFWV RXU SRVLWLYH momentum, but this momentum did not happen overnight. Our VXFFHVV UHT HFWV PDQ\ \HDUV RI IRFXVHG DQG VXVWDLQHG H RUWV RI D Board and management team who have the skills and experience required to successfully build and operate Hudbay’s assets and deliver on additional near-term catalysts. In addition to a talented and experienced management team, Hudbay’s success is also attributed to the engagement of an experienced and independent Board, which has been thoughtfully refreshed on an ongoing basis. Our directors leverage their diverse backgrounds to bring a variety of views to WKH ERDUGURRP WDEOH DQG WR HHFWLYHO\ RYHUVHH PDQDJHPHQWoV successful execution of the long-term value creation plan. The UHVXOW RI WKLV GLVFLSOLQHG HRUW LV WKDW +XGED\ KDV PDGH YDOXH-enhancing decisions by securing and developing the right assets at the right time. Building on the experience of each successful decision and subsequent execution, Hudbay’s capable and experienced management team built the company from a single asset to one with a portfolio of world-class assets with a substantial pipeline of value creation catalysts. The merits of +XGED\oV FRQVLVWHQW DSSURDFK WR YDOXH FUHDWLRQ DUH UHT HFWHG LQ the positive momentum across the business and in the recent performance of our shares. HUDBAY’S STRONG AND ACCELERATING PERFORMANCE REFLECTED IN SHARE PRICE, WITH ADDITIONAL 1($57(50 &$7$/<676 (;3(&7(' 13-Mar-19: Acquisition of UCM’s minority stake in 2-April-19: Strong Share +51.2% Price Performance Since October 3rd CLOSING PRICE, (C$/SHARE) $10.00 Rosemont 26-Feb-19: Discovery of New Deposit Near Lalor 28-Mar-19: Announces Early Works Program for Rosemont 19-Feb-19: Q4 Results and New Lalor Gold Mine Plan 21-Mar-19: Receipt of Rosemont Mine Plan of Operations $8.00 04-Oct to 31-Oct-18: 8-Mar-19: Receipt of Rosemont 404 permit from Army Corps of Engineers Waterton Acquisition -21.4% Moratorium Demand $6.00 “Bottom Line…We expect current management to prevail from the proxy battle and recommend shareholders vote for that outcome.” iA Securities – March 29, 2019 19-Dec-18: Mason Acquisition Closes 31-Oct-18: Strong Q3 Results and Mason Acquisition $4.00 3-Oct-18 7-Nov-18 12-Dec-18 16-Jan-19 20-Feb-19 2-7A-Mpra-1r-919 Source: FactSet price data for HBM-CA, closing price in C$ daily from October 3, 2018 to April 2, 2019. 4

SUCCESSFUL EXECUTION OF HUDBAY’S STRATEGIC PLAN IS DRIVING OUTPERFORMANCE Our Board and management team have delivered not only VLJQLT FDQW UHFHQW JDLQV LQ WKH SULFH RI +XGED\oV VKDUHV (approximately 50% in the last six months), but also long-term total shareholder return (TSR) outperformance relative to +XGED\oV SHHU JURXS RYHU WKH PRVW UHFHQW RQH-, WKUHH-DQG T YH-year periods. OVER 80% OF ANALYSTS COVERING HUDBAY HAVE RAISED THEIR PRICE TARGET SINCE JANUARY 1, 2019 HUDBAY TSR RELATIVE TO PEER MEDIAN 68% 1-Year 1 3-Year 1 5-Year 1 Alan HairAlan Hibben CEO Tenure Chair Tenure Source: Bloomberg as at April 2, 2019. Annual Total Shareholder Return (“TSR”) calculated on a C$ basis and includes dividends as calculated by Bloomberg. Peer set as per the 2018 Hudbay Management Circular and includes: First Quantum, Imperial, Antofagasta, Lundin, Capstone, Oz Minerals, Turquoise Hill, Nevsun. 1. 1-Year, 3-Year and 5-Year time periods calculated from end date of April 2, 2019. HUDBAY HAS RECEIVED 4X MORE TARGET PRICE INCREASES, RELATIVE TO THE AVERAGE OF ITS PEERS HUDBAY’S BOARD AND MANAGEMENT ARE EXECUTING $1 ())(&7,9( /21*U7(50 *52:7+ 675$7(*< Hudbay has grown from a single asset company to a leading mid-tier copper producer with a world-class portfolio of long-life, low-cost assets in mining-friendly jurisdictions. Our long-life assets provide exposure to multiple commodity price cycles, while our low costs of production ensure we can continue to JHQHUDWH FDVK T RZ WKURXJK GRZQWXUQV LQ WKH FRPPRGLW\ F\FOH. :H DOVR RI HU WKH KLJKHVW OHYHUDJH WR WKH FRSSHU SULFH DPRQJ our peers. This provides our shareholders the best opportunity to realize gains as a result of future increases in the copper price. Wood Mackenzie, a leading industry analyst and consultant, is predicting a near-term structural copper supply Hudbay has had 4 times more target price increases relative to the average of its Peers1 24 Percentage of analysts that raised their target ~80% Hudbay Peer Average Number of Target Price Increases 1. Peer set as per the 2018 Hudbay Management Circular and includes: First Quantum, Imperial, Antofagasta, Lundin, Capstone, Oz Minerals, Turquoise Hill, (Nevsun excluded due to closing of sale). Source: Bloomberg as at April 2, 2019, equity research reports. GHT FLW DQG IRUHFDVWV D FRSSHU SULFH RI $3.90/OE E\ 20 20. SUBSTANTIAL FREE CASH FLOW GENERATION AND DEBT REDUCTION OPERATING AND FREE CASH FLOW 531 NET DEBT (US$M) 1,228 493 1,168 (US$M) 1,105 1,085 1,035 950 650 623 585 536 516 466 Net Debt Q1/16 Q2/16 Q3/16 Q4/16 Q1/17 Q2/17 Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 Q4/18 2016 2017 2018 Operating Cash Flow Free Cash Flow 1. 2SHUDWLQJ FDVK T RZ LV RSHUDWLQJ FDVK T RZ EHIRUH FKDQJH LQ QRQ-FDVK ZRUNLQJ FDSLWDO. )UHH FDVK T RZ FDOFXODWHG DV RSHUDWLQJ FDVK T RZ OHVV VXVWDLQLQJ FDSLWDO H[SHQGLWXUHV DQG OHVV LQWHUHVW SDLG. 2. 1HW GHEW FDOFXODWHG DV WRWDO ORQJ-WHUP GHEW OHVV FDVK DQG FDVK HTXLYDOHQWV. 1HW GHEW LV D QRQ-,)56 T QDQFLDO SHUIRUPDQFH PHDVXUH ZLWK QR VWDQGDUGL]HG GHT QLWLRQ XQGHU ,)56. )RU IXUWKHU LQIRUPDWLRQ DQG D GHWDLOHG reconciliation, please refer to Hudbay’s management’s discussion and analysis for the three and twelve months ended December 31, 2018. 5 388 295 274 83 6 28% 37% 39% 27%

DELIVERING THE PLAN HAS INCREASED HUDBAY’S NAVPS BY 40% CONSENSUS NAV/SHARE, C$/SHARE $13.00 08-Mar-19: Receipt of 404 permit at Rosemont $12.00 21-Mar-19: Receipt of Mine Plan of Operations at Rosemont HY $11.00 reduced 2% tancia satellite 19-Feb-19: Released New $10.00 deposits Lalor Gold Mine Plan 13-Mar-19: Acquisition of UCM’s 7.95% minority stake in Rosemont $9.00 Announced $8.00 2-Apr-16 Source: FactSet as at April 2, 2019. 2-Oct-16 2-Apr-17 2-Oct-17 2-Apr-18 2-Oct-18 2-Apr-19 Our strategy, combined with our achievement of a number of recent operating and development milestones, has resulted in a VLJQLT FDQW LQFUHDVH WR WKH QHW DVVHW YDOXH RI \RXU VKDUHV. :LWK D number of additional key catalysts in sight, our leadership team is poised to continue to outperform our peers and deliver value to our shareholders. HUDBAY HAS DELIVERED SHAREHOLDER VALUE FROM ALL ASPECTS OF THE MINING BUSINESS Constancia Value Creation Constancia is a compelling example of our disciplined and HI HFWLYH DSSURDFK WR YDOXH FUHDWLRQ. :H SXUFKDVHG &RQVWDQFLD DV D JUHHQT HOG SURMHFW LQ 2011 DQG EURXJKW LW LQWR SURGXFWLRQ in four years with a ramp-up that was four times faster than our peers’ average. Our work at Constancia is cited as a best-in-class example of mine development by global mining giant BHP. Today, Constancia is the lowest cost sulphide copper mine in South America and, since we announced the aquisition the mineral reserves have increased by nearly 100%. &2167$1&,$ 2009U20195 Caballito, Kusiorcco & Maria Reyna Production Reserves 4.0 3.0 2.0 1.0 0.0 NorRseemseornvte2a0t0B9idTeDcahtneical Report Reserves² Prroducttiioonn to Datte + CCuurrrreenntt RReesseerrvvees 1. Source: Company disclosure. Production calculated as tonnes mined multiplied by grades mined (i.e. assumes 100% recovery). The following metals price assumptions were applied to reserves for purposes RI FDOFXODWLQJ FRSSHU HTXLYDOHQW: $3.00/OE &X, $1.00/OE =Q, $1,260/R] $X DQG $18.00/R] $J. 'RHV QRW include impact of precious metal streams, as applicable. 2. &RQVWDQFLD UHVHUYH DW ELG GDWH IURP 1, 43-101 'HT QLWLYH )HDVLELOLW\ 6WXG\ 7HFKQLFDO 5HSRUW RQ WKH &RQVWDQFLD PLQH T OHG E\ 1RUVHPRQW 0LQLQJ, GDWHG 6HSWHPEHU 28, 2009. LOWEST COST SULPHIDE COPPER MINE IN SOUTH AMERICA5 US$ t/milled 18.24 16.99 17.27 $20.00 $16.00 $12.00 $8.00 $4.00 $0.00 16.21 15.69 15.18 14.36 14.69 14.19 13.96 1. :RRG 0DFNHQ]LH (44 2018 GDWDVHW; SULPDU\ FRSSHU, RSHQ SLW VXOSKLGH PLQHV LQ 6RXWK $PHULFD). :RRG 0DFNHQ]LHoV FRVWLQJ PHWKRGRORJ\ PD\ EH GLI HUHQW WKDQ WKH PHWKRGRORJ\ UHSRUWHG E\ +XGED\ RU LWV SHHUV LQ their public disclosure. For details regarding Hudbay’s costs, refer to Hudbay’s management discussion and analysis for the three and twelve months ended December 31, 2018. 6 Constancia Toromocho Chapada Cerro Verde Alumbrera Caserones Cuajone Los Bronces Antapaccay Andacollo Candelaria Los Pelambres Chuquicamata Copper Equivalent (Mt) Antamina Radomiro Tomic Centinela Mina Ministro Hales Las Bambas Sierra Gorda Salobo 11.22 11.61 11.67 12.02 12.80 8.88 9.73 9.91 10.57 10.93 NAVPS ~40% 30-Mar-17: Rosemont Feasibility Study of Rosemont Final Cons 29-Mar-18: Updated Constancia Technical Report with Higher Grades 26-Feb-19: deposit In Manitoba acquisitions announced 12-Dec-16: Successfully refinanced $1B Notes and cost of debt by 23-Aug-17: acquisition of 14% of Mason Resources 07-June-17: Receipt Record of Decision 08-Jan-18:31-Oct-18: Acquisition ofMason, Wim Discovery of high-grade zinc and gold

+XGED\ LV ZRUNLQJ HI HFWLYHO\ ZLWK DOO OHYHOV RI JRYHUQPHQW LQ Peru and has built relationships with local communities based on UHVSHFW DQG WKH UHDOL]DWLRQ RI PXWXDO EHQHT WV. :H DUH IRFXVHG RQ adding value by negotiating an agreement with a local community that would allow us to bring the high-grade Pampacancha deposit into production, while at the same time negotiating further agreements to allow for the exploration and development of very prospective nearby exploration properties we acquired in 2018. Constancia is continuing to deliver value to shareholders. Our ongoing optimization of the mine is evidenced by the record throughput and recoveries we achieved in 2018, positioning Constancia to continue to provide value for a long time to come. and has contributed to a life of mine increase in gold production of 91%. Lalor’s recent reserves update increased in-situ contained gold by 65%, copper by 23%, zinc by 11% and silver by 15%.5 We also recently announced the discovery of a high grade zinc and gold deposit near Lalor that is 100% owned by Hudbay. This deposit, along with other mineral resources in the area, has the potential to extend Lalor’s mine life well beyond its current reserves. Lalor’s future is very bright as a result of the disciplined and focused efforts of the leadership team over the last few years and shareholders stand to be rewarded. p/DORU 6SDUNOHV LQ WKH 6SRWOLJKW. %RWWRP /LQH 7KH /DORU WHFKQLFDO UHSRUW KLJKOLJKWV +XGED\oV ORZ ULVN RUJDQLF JURZWK RSSRUWXQLWLHV. 7KH JROG ]RQH FRQWLQXHV WR JURZ DQG PDQDJHPHQWoV FOHDU SODQ IRU UHIXUELVKLQJ 1HZ %ULWDQQLD DQG GHOLYHULQJ KLJKHU WKURXJKSXW DQG UHFRYHULHV KDV FUHDWHG VLJQLT FDQW YDOXH...6LJQLT FDQW EHKLQG WKH VFHQHV ZRUN KDV EHHQ GRQH RYHU WKH SDVW IHZ \HDUV, DQG WKLV ZRUN KDV EHHQ UHZDUGHG ZLWK VLJQLT FDQW LPSURYHPHQWV, HVSHFLDOO\ WR JROGfq BMO CAPITAL MARKETS, FEBRUARY 19, 2019 p'HOLYHULQJ 5HVXOWV. :LWK WKH T DJVKLS &RQVWDQFLD FRSSHU PLQH H[FHHGLQJ H[SHFWDWLRQV DQG WKH /DORU H[SDQVLRQ QHDULQJ FRPSOHWLRQ, +XGED\oV RSHUDWLRQV DUH JHQHUDWLQJ VXEVWDQWLDO IUHH FDVK.q 3$5$',*0 &$3,7$/ a )(%58$5< 22, 2019 Lalor – New Opportunities in Hudbay’s Backyard Hudbay’s Lalor mine is the latest in a long history of exploration and operational success at our Manitoba operations. Lalor reached commercial production only seven years after its discovery and our world-class operations and development teams continue to identify new ways to create additional value. We recently announced that Lalor’s annual gold production would more than double from current levels with average annual production RI DSSUR[LPDWHO\ 140,000 RXQFHV GXULQJ WKH T UVW T YH \HDUV RI production from the New Britannia mill. The refurbishment of the New Britannia mill will substantially increase Lalor gold recoveries Best-In-Class Mine Development Experience Will Unlock Substantial Value at Rosemont Rosemont is another compelling example of Hudbay’s disciplined and targeted value creation strategy. We acquired the world-class Rosemont project in 2014. Since then, we have steadily advanced the project by successfully navigating a complicated and rigorous permitting process, most recently obtaining the section 404 water permit from the Army Corps of Engineers. The project is now fully-permitted and and we’ve LQLWLDWHG T QDQFLQJ DFWLYLWLHV DQG HDUO\ ZRUNV GHYHORSPHQW DV ZH look ahead to construction of this exciting asset by the same team that built Constancia. /$/25 2010u20195 Lalor inferred, WIM, Pen II & New Britannia Production Reserves p7KH UHFHLSW RI 5RVHPRQWoV 4 ZDWHU SHUPLW LV D PDMRU PLOHVWRQH LQ RXU HI RUWV WR EXLOG D PRGHUQ PLQH WKDW ZLOO IXOT OO WKH UHTXLUHPHQWV RI LWV SHUPLWV, FUHDWH MREV DQG SURYLGH EHQHT WV IRU DOO RI RXU VWDNHKROGHUV,q VDLG $ODQ +DLU, +XGED\oV SUHVLGHQW DQG FKLHI H[HFXWLYH RU FHU. p7KHUH LV SRVLWLYH PRPHQWXP DW 5RVHPRQW DQG DFURVV RXU EXVLQHVV DV ZH FRQWLQXH WR SRVLWLRQ +XGED\ WR FUHDWH ORQJ WHUP DQG VXVWDLQDEOH YDOXH IRU VKDUHKROGHUV.q 1.0 0.8 0.5 0.3 0.0 IIniitiiall Reesseerrvvees Production to Date + CCuurrrreennttRReesseerrvvees Once completed, Rosemont is expected to increase our copper-equivalent production by approximately 50% and EBITDA by nearly 100%. 1. Source: Company disclosure. Production calculated as tonnes mined multiplied by grades mined (i.e. assumes 100% recovery). The following metals price assumptions were applied to reserves for purposes RI FDOFXODWLQJ FRSSHU HTXLYDOHQW: $3.00/OE &X, $1.00/OE =Q, $1,260/R] $X DQG $18.00/R] $J. 'RHV QRW include impact of precious metal streams, as applicable.  Mineral reserves are estimated as of January 1, 2019. 7 Copper Equivalent (Mt)

BUILDING ROSEMONT WILL UNLOCK SUBSTANTIAL VALUE FOR HUDBAY SHAREHOLDERS Lalor Gold, Pampacancha, Caballito, Kusiorcco & Maria Reyna HUDBAY EBITDA GROWTH EBITDA (US$M) $1,2002018A Hudbay EBITDA Expected EBITDA Growth ~$1,000 “With their most recent successful construction of the Constancia mine in Peru, the Hudbay team has proven themselves to be strong and responsible mine developers, and we are excited about the same team moving this project [Rosemont] into production" $1,000 semont Expected TDA (100%)1 $800 $600 $400 Randy Smallwood, CEO, Wheaton Precious Metals & Hudbay’s Stream Partner at Rosemont, 777 and Constancia – March 21, 2019 2018 Hudbay EBITDA4 $200 $0 2018A Hudbay EBITDA Future EBITDA 1. Rosemont on a 100% basis and based on Rosemont March 2017 feasibility study, average first 10 years of production. Rosemont annual EBITDA calculated based on year 1-10 average annual copper production of 127,000 tonnes and C1 cash costs of $1.14/lb and assumes a $3.00/lb Cu price. 2. Hudbay’s 2018 EBITDA calculated as results from operating activities, add depreciation and amortization, less non-cash change in deferred revenue on the cash flow statement, add asset impairment loss. The average LME Cu price over the same period was $2.96/lb. pf:LWK WKH >5RVHPRQW@ SURMHFW QRZ IXOO\ SHUPLWWHG, ZH DQWLFLSDWH GHYHORSPHQW WR EHJLQ VKRUWO\. :H YLHZ WKLV XSGDWH DV YHU\ SRVLWLYH IRU +%0 VKDUHV. 0RUHRYHU, WKH LPSUHVVLYH UHFHQW PRPHQWXP FRQWLQXHV.q 6&27,$%$1. a 0$5&+ 11, 2019 • Upgrading mineral resources and continuing to make new discoveries around Lalor that will further extend the mine life; • Securing access to high grade deposits near Constancia and commencing exploration and development; and • Advancing our recently acquired Ann Mason copper project in Nevada and other exciting opportunities in our project pipeline. Hudbay is creating strong and sustainable value today and is well-positioned to continue creating value in the future for all of our shareholders. Strong Commitment to Responsible Engagement While driving this success, we have maintained a strong commitment to responsible engagement with our stakeholders. We expect to build on our recent successes through the realization of many near-term value creation catalysts including: • Early works and the sale of a joint venture interest at Rosemont in advance of a construction decision; “Hudbay has been very active in laying the groundwork for future growth at Lalor, Constancia, and Rosemont.” BMO Capital Markets – March 20, 2019 8 $538 Ro EBI

HUDBAY'S HIGHLY QUALIFIED BOARD AND MANAGEMENT ARE DRIVING HUDBAY'S GROWTH

Hudbay's Board works closely with our management team to drive the business forward. The Board has unique insight into Hudbay's assets and strengths, and brings the requisite skill set and expertise to successfully oversee the execution of the company's strategic plan. Our directors and management team have extensive and proven track records:

- **Disciplined approach to M&A** – Hudbay's successful acquisitions – at the right time, in the right place, for the right price – have positioned Hudbay to create the value it is delivering today and will deliver in the future. Successful acquisitions include:
  - Constancia (2011)
  - Rosemont (2014/2019)
  - New Britannia Mill (2015)
  - Constancia Satellite Deposits (2017/2018)
  - Ann Mason (2018)
  - Wim Deposit (2018)
- **Community relations** – Our Board and management have a history of working successfully with all levels of government and local communities to develop positive relationships. The company takes pride in its best-in-class entry into Peru, including execution of over 90 social agreements since 2012 and several industry awards;
- **Building greenfield projects into mines** – Many members of the current Board and management team oversaw the complex and simultaneous development of the Constancia, Lalor and Reed mines between 2012 and 2014. Lalor and Reed achieved commercial production in 2014, while Constancia achieved commercial production in 2015;
- **Overseeing a complex portfolio of assets in multiple jurisdictions** – Under Alan Hair and the Board's leadership, Hudbay has grown from a single asset company into one with a diversified portfolio of operating mines and an extensive development pipeline to perpetuate production growth. Optimally balancing exploration, development and production across the Americas requires seasoned professionals at all leadership levels; and
- **Safe, Responsible Mining** – Hudbay is proud of its industry-leading safety record and its focus on operating in a socially and environmentally responsible manner in all jurisdictions. This is a direct result of our directors, who are committed to the company's successful approach to environmental, social and governance (ESG) matters.

STRONG CORPORATE GOVERNANCE

Hudbay has an independent, diverse and highly qualified Board that has been consistently recognized for its robust corporate governance practices:

- Institutional Shareholder Services ("ISS") has recommended FOR the election of all Hudbay Directors at every annual shareholders' meeting over the last ten years (2009 – 2018)
- Hudbay is ranked in the top 20% of all S&P TSX Composite Index constituents for overall governance by ISS[1]
- The company was recently ranked in the top 50 by The Globe and Mail's 2018 Board Games Corporate Governance Ranking - the only base metal miner to be ranked in the top 100[2]
- 100% of the Board (excluding the CEO) is independent

Hudbay has also demonstrated an ongoing commitment to Board refreshment. As part of its ordinary board renewal process, the Board has nominated Richard Howes for election to the Board. Mr. Howes is President and Chief Executive Officer of Dundee Precious Metals, and the Board believes his strong technical perspective, including the use of innovative mining technology, and leadership experience would make him an excellent addition to our Board.

Further, despite Waterton's refusal to engage constructively on a settlement that would be in the best interests of all

ROBUST PROJECT PIPELINE



Production
Constancia
Acquired 2011
Developed 2012
Production 2014
Lalor
Discovered 2007
Developed 2009
Production 2012
777
Original Asset Upon IPO 2004
Shovel-ready Development
Rosemont
Acquired 2014
Permitted 2019
Consolidated 2019
Pampacancha
Acquired 2011
Reserve 2012
Lalor Gold
Discovered 2008
Mill Acquired 2015
Mine Plan 2019
Exploration / Initial Resource / Resource Definition / Feasibility
Constancia Regional Targets
Acquired 2018
Lalor Mine Life Extension
New Discovery 2019
Ann Mason
Acquired 2018
Manitoba Regional Targets
WIM Acquired 2018
Peru and Chile Greenfield Targets
Lordsburg
Acquired 2018
B.C. Earn-in And Toeholds

[1]ISS QualityScore™ as of April 2019. ISS' QualityScore ranking scores indicate decile rank relative to index or region. A decile score of 1 indicates lower governance risk (top 10%), while a 10 indicates higher governance risk (bottom 10%).
[2]The Globe and Mail's 2018 Board Game Hudbay Minerals Score, ranking is out of 242 companies total and information as of November 27, 2018.

9 HUDBAY

ISS' 2018 GOVERNANCE QUALITY SCORE

Hudbay's ISS QualityScore[1] improved from the bottom 30% to the top 20% in 2019, **signifying high quality corporate governance** in its index / region

HBM GOVERNANCE QUALITYSCORE OVER TIME



ISS Governance QualityScore
Start of Hibben Chair tenure
Bottom 30%
Bottom 50%
Bottom 50%
Top 30%
Top 30%
Top 20%
2014
2015
2016
2017
2018
2019

Hudbay's ISS governance quality **compares very favorably** vs. proxy peers

HUDBAY'S ISS GOVERNANCE QUALITY VS. PEERS



Top 20%
Bottom 10%
Bottom 10%
Bottom 30%
Bottom 40%
Bottom 40%
Bottom 50%
Bottom 50%
Top 10%
Peer Median Bottom 40%
Hudbay
Antofagasta
Imperial
Lundin
First Quantum
Turquoise Hill
Nevsun
Oz Minerals
Capstone

Source: Data from years 2014-2018 sources from Annual reports per ISS, data for 2019 is as of April 2019.

1. Governance QualityScore uses a numeric, decile-based score that indicates a company's governance risk relative to their index or region. Peer scores from 2018 AGM reports, except Imperial, which is from 2017 AGM report as no QualityScore was provided in 2018. A score in the 1st decile (QS:1) indicates relatively higher quality governance practices and relatively lower governance risk, and, conversely, a score in the 10th decile (QS:10) indicates relatively higher governance risk.

shareholders and avoid the cost and distraction of a contested shareholder meeting, our recommended slate of directors includes two of Waterton's nominees - Mike Anglin and David Smith, who would serve on an 11 member Board, an increase from the current 10 directors. Hudbay's Board has determined that Messrs. Anglin and Smith have skills and experience that could allow them to make valuable contributions to the Board.

Assuming that shareholders vote only for Hudbay's recommended director nominees, following the 2019 AGM:

- The average director tenure on Hudbay's Board will be four years, with 7 of 11 Directors having joined the Board in the last five years
- 9/11 directors will have been added in the last seven years
- 3/11 directors will be women

					Joined the Board in the Last Four Years				New Nominees		
	Igor Gonzales	Alan Hibben	Sarah Kavanagh	Kenneth Stowe	Carol Banducci	Alan Hair	Carin Knickel	Colin Osborne	Richard Howes	Mike Anglin	David Smith
CEO / Senior Officer	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mining / Resource Industry	✓			✓	✓	✓	✓	✓	✓	✓	✓
Finance and M&A		✓	✓	✓	✓	✓	✓	✓			✓
Operations	✓			✓		✓	✓	✓	✓	✓	
International Business	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government Relations	✓					✓			✓	✓	✓
Environment, Health, Safety and Sustainability	✓			✓		✓		✓	✓	✓	
Human Resources / Executive Compensation	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
Corporate Governance		✓	✓		✓		✓	✓		✓	✓
Risk Management	✓	✓	✓		✓	✓		✓	✓	✓	✓
Marketing	✓			✓		✓	✓	✓		✓	
Legal/Regulatory			✓			✓				✓	✓

Source: Hudbay 2019 Management Information Circular.

10/11 of Hudbay's Director Nominees are independent (100% excluding our CEO Alan Hair)

100% of Director Nominees have served as a CEO or senior executive of a public company

100% of Hudbay Director Nominees have a strong track record of leadership

9/11 of Director Nominees have experience at mining or natural resource industry companies

100% of Director Nominees have international business experience – an important asset for Hudbay

Average tenure of four years

HUDBAY
10

Reasons to WITHHOLD FROM VOTING for Waterton’s director nominees 2. DISINGENUOUS 3. NO NEW STRATEGIC PLAN 1. 75$&. 5(&25' OF VALUE DESTRUCTION 5. FLAWED PROPOSED LEADERSHIP 4. PROBLEMATIC SLATE OF NOMINEES 6. TOXIC ESG RECORD 11

*U\SKRQoV EDQNUXSWF\ DQG WR (LL) SXUSRVHO\ XQGHUPLQH DQG SUHYHQW WKH 0LQHoV DELOLW\ WR H[WUDFW JROG DQG GHULYH SURT WV WR WKH GHWULPHQW RI *U\SKRQ DQG LWV VKDUHKROGHUV.q U &203/$,17 ),/(' %< *5<3+21 *2/' &25325$7,21 $*$,167 :$7(5721 */2%$/ 5(6285&( 0$1$*(0(17, ,1&. ,1 7+( 6(&21' JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA :DWHUWRQ WKUHDWHQV +XGED\oV SRVLWLYH PRPHQWXP DQG WKH YDOXH RI \RXU LQYHVWPHQW. Waterton is seeking to control Hudbay by replacing the Chair, CEO and 80% of the Board – an unwarranted change that would damage Hudbay’s positive momentum and threaten the value of your investment. Shareholders should be concerned that Waterton may be putting its own interests ahead of those of other shareholders. 2. ',6,1*(18286 1. 75$&. 5(&25' 2) VALUE DESTRUCTION WATERTON IS DISINGENUOUS AND CANNOT BE TRUSTED +XGED\oV JRRG IDLWK HI RUWV WR FRQVWUXFWLYHO\ HQJDJH ZLWK Waterton have been met with changing demands and LQFUHDVLQJ KRVWLOLW\ IURP D T UVW WLPH DFWLYLVW VKDUHKROGHU that has repeatedly withheld or manipulated information. Shareholders should be concerned that, time and again, Waterton has failed to act in good faith: • August 31, 2018 - Waterton has an initial meeting with CEO $ODQ +DLU DQG FODLPV LW LV QRW D VKDUHKROGHU. 3XEOLF T OLQJV ODWHU disclose that Waterton owned 4.1% of Hudbay at the time; • October 4, 2018 – Waterton calls for an acquisition moratorium – a highly unusual approach to corporate governance that fundamentally undermines one of the central stewardship responsibilities of the Board. Chair Alan Hibben contacts Waterton by phone, attempting to address their concerns and agrees to further discussions; • October 16, 2018 – Chair Alan Hibben again contacts Waterton by phone, attempting to address its concerns. One day later (October 17), Waterton makes misleading comments about the prior day’s private discussion; r 2FWREHU 19 s 23, 2018 s 'HVSLWH +XGED\oV HI RUWV WR DGGUHVV Waterton’s concerns constructively, Waterton announces its WATERTON’S VALUE DESTRUCTION AND LITIGATION Waterton claims it has mining expertise but it has never built a mine and has limited operating history. Waterton’s track record is one of value destruction. In many cases, Waterton ultimately acquired the primary assets of the company in which it invested via bankruptcy proceedings. In one current and concerning example, Gryphon Gold, a now bankrupt mine operator, has alleged that Waterton engaged in fraud and intentional misrepresentation: p7KH 'HIHQGDQWV >:DWHUWRQ@ HQJDJHG LQ D SUHGDWRU\ VFKHPH WR GLYHVW *U\SKRQ DQG LWV VKDUHKROGHUV RI WKH HQWLUHW\ RI WKH YDOXH RI WKH >%RUHDOLV@ 0LQH E\ YLUWXH RI WKH 'HEW-)RU-(TXLW\ 6ZDS, LQVWDOOLQJ RU FHUV DQG GLUHFWRUV DW *U\SKRQ ZKRP ZRXOG DVVLVW ZLWK WKHLU HI RUWV. >:DWHUWRQ@oV ORDQV WR *U\SKRQ ZHUH SXUSRVHO\ VWUXFWXUHG WR OHDG WR DQ LPPHGLDWH GHIDXOW, ZKHUHE\ :DWHUWRQ ZRXOG WDNH RYHU FRQWURO RI WKH >%RUHDOLV@ 0LQH, DQG RQFH VXFK FRQWURO ZDV VHFXUHG, :DWHUWRQ HQJDJHG LQ D V\VWHPDWLF SOR\ WR (L) GLYHUW YDOXDEOH JROG/VLOYHU-ODGHG FDUERQ WR D KROGLQJ SRQG GXULQJ SHARE PRICE PERFORMANCE OVER PERIOD OF WATERTON INVOLVEMENT 150% Instances where Waterton eventually acquired the principal 114% 100% 46% 50% 12% 12% 0% (53%) Average ((e5x3c%lu)ding HBM) (50%) (71%) (71%) (84%) (75%) (83%) (80%) (100%) (95%) (85%) (93%) (91%) (99%) (100%) (94%) (97%) (92%) (150%) Source: Bloomberg as at April 2, 2019. Share price performance shown on a local currency basis. Note: Entry represents unaffected trading date prior to disclosure of Waterton’s initial investment/offer. Exit date taken as final trading day or final date of known involvement (until bankruptcy or transaction close where applicable). 12 Average, ex. HBM Pretium Resources Mag Silver Corp Hecla Mining Contact Gold Royal Nickel Klondex Mines NuLegacy Gold Chaparral Gold Atna Resources Sage Gold Prophecy Coal Golden Band Selwyn Resources Fire River Gryphon Gold Santa Fe Gold Strike Minerals Royal Standard Huldra Silver Armistice Resources IGE Resources Golden Phoenix Scorpio Gold assets 31% (30%) (54%) (47%)

intention to call a special meeting to consider a non-binding resolution in respect of potential acquisitions and submits a formal meeting requisition on October 23;

- November 1, 2018 – Chair Alan Hibben and another independent director meet with Waterton. Waterton indicates it is now focused on changing the Board. Mr. Hibben invites Waterton to submit a term sheet summarizing its requests;
- November 4, 2018 – Waterton delivers a term sheet in which it demands to have three of its unidentified nominees plus an additional independent director acceptable to Waterton appointed to the Board. Waterton also demands that a Waterton employee be given access to Hudbay's confidential information and participate in Board discussions as a "Board Observer";
- November 7 & 12, 2018 – In good faith, the Board sends Waterton two letters and repeatedly invites it to share names of director candidates it thinks could add value. Waterton refuses to engage and chooses to escalate to a proxy contest;
- December 13, 2018 – Waterton announces intention to replace 80% of the Board, including the Chair and CEO, changing its demands from acquisition moratorium to a highly disruptive wholesale change of the Board and management;
- January 16, 2019 – Waterton announces its slate of nominees, resorting to smear tactics in an attempt to discredit Hudbay's highly-qualified Board and management team;
- February 19, 2019 – Waterton releases a presentation – again escalating its rhetoric but essentially endorsing Hudbay's existing strategic plan; and
- March and early April, 2019 – Waterton rebuffs multiple attempts to reach a reasonable settlement and insists on proceeding with an unnecessary, costly and distracting proxy contest.

WATERTON DEMANDED SPECIAL RIGHTS

The Board attempted to negotiate in good faith with Waterton as far back as November 2018. The result of this engagement was a term sheet from Waterton with a demand for disproportionate Board representation and special rights that no other shareholder would have.

In particular, Waterton demanded unique access to confidential information in the form of a Board Observer – a Waterton employee who would be entitled to attend all Board and committee meetings and receive all confidential materials that go to the Board, as well as all written communications between management and members of the Board.

Waterton Refused to Engage with Hudbay's Board

Despite Waterton's ill-advised request for an acquisition moratorium and outrageous Board Observer demand, the Board repeatedly asked Waterton to share the names of director candidates it thought could add value. Waterton refused to engage and chose to escalate to a proxy contest. At the time, the activism research service 13D Monitor noted that Waterton's approach to negotiations was unreasonable.

WATERTON DEMANDED SPECIAL RIGHTS

*"Waterton Observer – So long as Waterton holds at least 5% of the issued and outstanding common shares of the Company, Waterton will (in addition to the Investor Nominees) also have the right to designate a Board observer (the "**Observer**") that is an employee of Waterton having relevant technical or other skills, and who may be changed by Waterton on a meeting by meeting basis upon reasonable notice to the Company.*

The Observer will be entitled to notice of, and the right to attend, all Board and committee meetings, receive all materials distributed to the Board or any committee, receive all Company-related written communications between management and members of the Board, inspect the minutes of the Board or any committee and participate in Board or committee discussions...

...The Observer will comply with the Company's blackout policy and the Company will indemnify the Observer to the same extent as it indemnifies directors.

...Until the 2020 annual meeting, Waterton will be entitled to pre-emptive rights to maintain its then current pro rata equity ownership in connection with equity issuances by the Company. "

***Waterton Term Sheet**, provided to Hudbay November 4, 2018*

Waterton demanded unique rights and powers **held by no other shareholder**

1) **disproportionate board nomination rights**
2) **access to confidential information as a "Board observer"**
3) **pre-emptive rights to maintain pro-rata equity ownership**
4) **only the observer is required to comply with blackout policy (not Waterton)**

13 HUDBAY

p:DWHUWRQ SUHYLRXVO\ ZDQWHG WR VHWWOH WKH WHUPV DQG FRQGLWLRQV RI D VHWWOHPHQW EHIRUH HYHQ GLVFORVLQJ WKH LGHQWLWLHV RI LWV SRWHQWLDO GLUHFWRU QRPLQHHV. &OHDUO\, WKH LGHQWLWLHV RI SRWHQWLDO QRPLQHHV LV SDUDPRXQW LQ GHFLGLQJ WKH WHUPV RI D VHWWOHPHQW... ([SHULHQFHG DFWLYLVWV SODFH JUHDW YDOXH RQ WUDQVSDUHQF\, VRPHWKLQJ WKDW :DWHUWRQ DSSHDUV WR EH VLJQLT FDQWO\ ODFNLQJ.q 13D MONITOR, DECEMBER 18, 2018 Waterton is Not Like Other Shareholders %\ QRZ, LW VKRXOG EH FOHDU WKDW :DWHUWRQ LV GLI HUHQW IURP other shareholders. Waterton is a mining private equity fund that competes with Hudbay for assets. In the past, Waterton expressed interest in acquiring assets – including a stake in Rosemont, Ann Mason and Lordsburg – that are now owned by Hudbay. Waterton has not provided any information regarding its intentions with respect to those assets if it obtains majority control of the Board. In addition, Waterton continues to demand substantial change to Hudbay’s Board and management team. :K\ ZRXOG LW ZDQW WR GLVUXSW +XGED\oV SRVLWLYH PRPHQWXP... XQOHVV LW KDV DQRWKHU DJHQGD LW KDVQoW UHYHDOHG" 0LVOHDGLQJ 765 p$QDO\VLVq Waterton issued an investor presentation in February. At the beginning of its document, Waterton highlights that it “spent millions of dollars performing exhaustive research on the company’s leadership, strategy and portfolio.” The result of this HI RUW LV D 74-SDJH GRFXPHQW WKDW LV ORQJ RQ JHQHUDO UKHWRULF DQG VKRUW RQ VSHFLT FV. Instead, Waterton’s presentation relies heavily on TSR data that it has clearly manipulated to support its criticisms of Hudbay. In particular: • In its “analysis” of Hudbay’s TSR, Waterton selected an DUWLT FLDO HQG GDWH RI 2FWREHU 4, 2018. 7KLV GDWH, FRQYHQLHQWO\ for Waterton, preceded Hudbay meeting a number of key operational and development milestones. As shareholders NQRZ, DFKLHYLQJ WKHVH PLOHVWRQHV KDV GULYHQ VLJQLT FDQW JDLQV in Hudbay’s share price since then; and • Waterton also created its own “peer group” for Hudbay, which includes companies that are far larger or which operate LQ GLI HUHQW MXULVGLFWLRQV DQG ZLWK GLI HUHQW PHWDOV. 7KLV transparent attempt to create a false narrative was not lost on some stakeholders and sell-side analysts. 3. 12 1(: 675$7(*,& PLAN WATERTON ENDORSES HUDBAY’S VISION AND FAILS TO ARTICULATE A NEW STRATEGIC PLAN Despite the “millions of dollars” Waterton claims to have spent analyzing Hudbay, Waterton has failed to present any meaningful suggestions on how Hudbay should operate any GLI HUHQWO\ WKDQ LW GRHV VR WRGD\. ,Q IDFW, :DWHUWRQoV )HEUXDU\ presentation includes the key milestones it suggests Hudbay should pursue in respect of Rosemont, Constancia and Lalor – all of which Hudbay has since accomplished or is on track to complete. This recycling of Hudbay’s existing milestones is, as far as we can tell, as close as Waterton comes to articulating a strategic plan for the company. p:H T QG WKLV >:DWHUWRQoV FKRVHQ SHHU JURXS@ DJJUHVVLYH. 7KH FKRVHQ SHHU JURXS LQFOXGHV D QXPEHU RI FRPSDQLHV WKDW ZH ZRXOG TXHVWLRQ DV GLUHFW FRPSDUDEOHV WR +XGED\fq TD SECURITIES EQUITY RESEARCH, FEBRUARY 19, 2019 p:DWHUWRQ RXWOLQHV ZKDW ZH would FDOO D YHU\ KLJKhOHYHO SODQ IRU +XGED\fWKH SODQ FRQWDLQV IHZ VSHFLT FVfq TD SECURITIES EQUITY RESEARCH, FEBRUARY 19, 2019 WATERTON ENDORSES HUDBAY’S VISION AND FAILS TO ARTICULATE A NEW STRATEGIC PLAN Hudbay has already achieved the following: • Obtained the 404 Permit for Rosemont • Successful in 5 / 5 legal decided lawsuits at Rosemont to date • Rosemont ownership consolidation announced, JV process underway • Developed Mine Plan for Lalor • New discovery to potentially extend Lalor mine life Waterton and the Waterton Slate: • Use our milestones as their own “holistic strategy” • Have a track record of community protests, violence and lengthy project delays • Have no experience in project execution or commissioning • Does not understand the upside potential of these assets alternative strategic plan 14 Adding self-evident details to our existing milestones is not the same as providing an

`

4. PROBLEMATIC SLATE OF NOMINEES

WATERTON'S PROPOSED CHAIR, CEO AND MANY OTHER NOMINEES ARE UNQUALIFIED

Waterton's slate does not have the experience or skills required to make a positive contribution to the Board and in fact, there are material concerns with the suitability of a number of Waterton's nominees to act as directors of your company:

- Three of Waterton's nominees have zero independent public company board experience;
- Waterton's proposed Board Chair has never served as an independent director on a public company board, let alone as Chair; and
- Waterton's proposed Chief Executive Officer has just over one year of public company CEO experience.

5. FLAWED PROPOSED LEADERSHIP

Richard Nesbitt (Proposed Chair)

- ✗ No independent public Board experience
- ✗ No mining experience
- ✗ Waterton has not disclosed Isser Elishis' (Waterton's Managing Partner) connection as Richard Nesbitt's former colleague
- ✗ In 2015, shareholders at CIBC voted down Nesbitt's excessive compensation package that allowed Nesbitt and the former CEO to collect a total of over $25 million despite being replaced

Mr. Nesbitt is best known for his time at CIBC. What is less known – and what Waterton failed to disclose – is that Isser Elishis, Waterton's Managing Partner, Chief Investment Officer and leader of its proxy fight, was in a reporting relationship with Mr. Nesbitt at HSBC Canada. Now Mr. Elishis would like to place his former colleague at the head of Hudbay's Board of Directors as its "independent" Chair.

While Waterton's self-interested actions are well documented, Mr. Nesbitt is also associated with similar concerns. **CIBC shareholders voted against Mr. Nesbitt's excessive compensation package in 2015**, which would have allowed Mr. Nesbitt and CIBC's former CEO to collect over $25 million in compensation, despite being replaced. Hudbay shareholders expect its Board of Directors to put shareholder interests first and to refrain from attempting to extract excessive compensation from the company.

LACK OF INDEPENDENT PUBLIC COMPANY LEADERSHIP EXPERIENCE

Richard Nesbitt Waterton proposed Chair	✗ NO INDEPENDENT PUBLIC BOARD EXPERIENCE	**Peter Kukielski** Waterton proposed CEO	✗ LIMITED INDEPENDENT PUBLIC BOARD EXPERIENCE 2.1 Years
Daniel Muñiz Quintanilla	✗ NO INDEPENDENT PUBLIC BOARD EXPERIENCE	**Ernesto Balarezo**	✗ LIMITED PUBLIC BOARD EXPERIENCE 274 Days Graña y Montero
Emily Moore	✗ NO PUBLIC BOARD EXPERIENCE	**David Deisley**	✗ LIMITED PUBLIC BOARD EXPERIENCE 3.0 Years TALON (US$33M Market Cap)
Mike Anglin[1]	✓ 3.6 Years EmberClear; 10.7 Years SSR Mining	**David Smith**	✓ 3.5 Years Paramount Gold; 1.7 Years Dominion Diamond Corporation; 2.0 Years Nevsun; 1.9 Years Pretivm

Source: Bloomberg as at April 2, 2019. Company and news filings.

Note: Historical tenure over the period spent in each position, which is assumed to be Independent Board Member unless specified otherwise.

1. Mike Anglin was appointed Director of SSR Mining on August 7, 2008 and was subsequently appointed as Chair of the Board on May 4, 2017. EmberClear was the subject of cease trade orders which were revoked in January 2015.

15 HUDBAY

Peter Kukielski 0U. .XNLHOVNL, :DWHUWRQoV VXJJHVWLRQ IRU &KLHI ([HFXWLYH 2U FHU, has repeatedly failed in leadership roles and as a mining operator: x Less than one year of CEO experience at Nevsun prior to receiving an unsolicited take-over bid for the company x During his tenure as Executive Vice-President and Chief 2SHUDWLQJ 2U FHU DW 7HFN 5HVRXUFHV, FDSLWDO costs more than doubled (plus $3bln) at Teck’s Galore Creek project, leading to a suspension of construction activities only six months after Teck acquired the asset x Capital costs more than doubled (plus $2bln) at Petaquilla (Cobre Panama) as well x Teck announced Peter Kukielski’s resignation the following day x Anemka Resources failed to acquire assets under his leadership as CEO during a period of distressed asset sales x Peter Kukielski has OLPLWHG H[SHULHQFH on public boards and was FRQT LFWHG by serving as a director of South32 while competing for assets at Anemka p:H EHOLHYH WKDW >7HFN@ PDQDJHPHQW KDV WDNHQ D 6(9(5( &5(',%,/,7< +,7 DIWHU DJUHHLQJ WR HQWHU LQWR *DORUH &UHHN MXVW VL[ PRQWKV DJRq (PSKDVLV DGGHG TD SECURITIES, NOVEMBER 27, 2007 CIBC's McCaughey And Nesbitt Keep Getting Paid After Retirement, To The Tune Of $25 Million Daniel Tencer The Huffington Post Canada What’s better than retiring? Retiring, and still collecting your paycheque. That’s the arrangement that former CIBC chief executive Gerry McCaughey and former chief operating officer Richard Nesbitt have with their employer, and between the two of them, they will collect $25.2 million in post-retirement pay. PETER KUKIELSKI: VALUE DESTRUCTION AS AN OPERATOR OPERATIONAL EXPERTISE STRATEGIC THINKING  LEADERSHIP   Peter Kukielski INDEXED SHARE PRICE PERFORMANCE¹ Nevsun Resources • President & CEO (May 2017 – December 2018) Anemka Resources • CEO (January 2014 – March 2017) 250 1 2 3 4 200 150 ArcelorMittal • Head of Mining subsidiary (December 2008 – August 2013) Teck Resources • EVP & COO (July 2006 – December 2008) 100 50 (17%) 0 14-Jul-06 24-Apr-08 3-Feb-10 15-Nov-11 26-Aug-13 7-Jun-15 18-Mar-17 6-Fe2b8--1D9ec-18 1 2 3 4 Source: Company Filings, FactSet. Note: Share price performance indexed to 100 at the beginning of Peter Kukielski’s tenure at each company. Performance shown on a C$ basis. 1. Share price performance during Peter Kukielski’s tenure at each of the indicated companies shown; Nevsun performance shown prior to Lundin’s initial offer on February 6, 2018. 2. 1-Day Share Price Performance is based on benchmarked performance to the unaffected trading day depending on whether the event was announced pre or post market close. 16 May 23, 2007 NovaGold and Teck announce the formation of a partnership to build Galore Creek mine (1%)² Nov 26, 2007 Teck and NovaGold announced suspension of construction activities at Galore Creek after capital costs more than doubled, increasing from US$2B to US$5B (5%)² Nov 20, 2008 Teck elected to withdraw from the Petaquilla (Cobre Panama) copper project in Panama as capital costs increased from US$1.7B to US$3.5B; Peter Kukielski resigns the next day (21%)² Aug 9, 2017 Nevsun announces Q2 results and increases in expected capital expenditure as well as cuts Bisha’s mine life estimate in half to 4 years. (16%)² COO Head of Mining subsidiary (53%) CEO No Activity CEO ( 84%) Bloomberg reports “Warburg Shuts Mining Company Anemka That Bought No Assets” Anemka’s primary expenditure was G&A

1(9681 3(5)250$1&( 96. %52.(5 &216(1686 '85,1* 3(7(5 .8.,(/6.,o6 1(9681 7(185( OPERATIONAL EXPERTISE SHAREHOLDER ENGAGEMENT    CREDIBILITY EARNINGS PER SHARE VS. CONSENSUS¹ C$/SHARE  "There have been a number of negative surprises in recent months [from Nevsun], including asset write down of Bisha and reduction of mine life to approximately 4 years from 8 years and delay of the completion of the Timok project pre-feasibility study to Q1/18 from September 2017” Eight Capital – September 22, 2017     ($0.03) ($0.06) ($0.07) ($0.07) Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 CASH FLOW PER SHARE VS. CONSENSUS¹ C$/SHARE     $0.01 ($0.09) ($0.12) ($0.13) ($0.31) Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Source: Bloomberg. 1. Peter Kukielski’s tenure at Nevsun was from May 12, 2017 to December 31, 2018. Only quarters in which Kukielski was CEO during all three months are shown. Nevsun did not report Q4 2018 results. Unfortunately, it was more of the same during Mr. Kukielski’s short tenure as CEO of Nevsun, as that company consistently failed to meet guidance under his leadership. To the extent value was created at Nevsun under Mr. Kukielski’s watch, this was largely a function of Mr. Kukielski being in the right place at the ULJKW WLPH ZKHQ DQ XQVROLFLWHG R HU ZDV PDGH IRU WKH FRPSDQ\. 6. 72;,& (6* 5(&25' WATERTON NOMINEES HAVE ALARMING ENVIRONMENTAL, 62&,$/ $1' *29(51$1&( U(6*u 75$&. 5(&25'6 Ernesto Balarezo Waterton promotes Mr. Balarezo’s South American experience and his ability to secure stakeholder buy-in. Unfortunately, Mr. Balarezo has a track record of failure in this regard. Mr. Balarezo was the General Manager of Hochschild Mining’s Peruvian mines in 2009, when all four of its mines faced employee protests. 17 THE BUSINESS OF GREEN NOVEMBER 5, 2009 Miner asks Peru to remove protesters from its site LIMA (Reuters) - Ares, a mining company run by Hochschild Mining, asked the Peruvian government on Thursday to remove protesting community members from one of its exploration projects — the latest in a long string of conflict. ($0.01)

Months later, Hochschild Mining requested the assistance of the Peruvian government to remove protestors from one of its exploration projects.

Also extremely concerning is Mr. Balarezo's safety track record. Under Mr. Balarezo's watch, there were 14 fatalities at Hochschild Mining & Gold Fields La Cima, 13 violations at the Ares mine and another 5 violations at Gold Fields La Cima which incurred fines.

Mr. Balarezo's track record is inconsistent with the high ESG standards of Hudbay and its director nominees and suggests that not only is he is not a suitable candidate to join your Board of Directors, but Hudbay's association with his ESG performance history could significantly damage the positive community relationships we have carefully established over years of stakeholder engagement.

Daniel Muñiz Quintanilla

Mr. Muñiz Quintanilla's "Peruvian/South American expertise" brings with it a history of fatalities and work stoppages.

Southern Copper

Mr. Muñiz Quintanilla was a Director at Southern Copper when protests against Southern Copper resulted in four fatalities. The company has faced continued opposition to its Tia Maria project and failed to obtain social licence for the project.

"[Southern Copper] is involved in severe ESG controversies. A mining accident in 2006 that led to the death of 65 workers has resulted in long-running strikes at three of its other mines in Mexico. The company has faced continued community opposition to the proposed Tia Maria mine expansion in Peru due to concerns over environmental contamination. Residents have also protested the amount and distribution of royalties at [the Cuajone and Toquepala] mines in Peru. Further, the company has faced fines and investigations stemming from a chemical spill at its Buenavista mine in Mexico [totaling USD 15.3 million]."

SOURCE: MSCI ESG RESEARCH IMPACT MONITOR REPORT DATED JANUARY 13, 2016

It should not be surprising that ISS has recommended that shareholders WITHHOLD from voting for Mr. Muñiz Quintanilla at Southern Copper for 10 consecutive years – from 2008 through 2017.

Grupo Mexico

Mr. Muñiz Quintanilla was also the Chief Financial Officer at Grupo Mexico, which has also suffered from a high rate of lost time incidents. During Mr. Muñiz Quintanilla's tenure, there were 36 fatalities at Southern Copper and Grupo Mexico.

Year	Fatalities At Hochschild Mining (2010-13) & Gold Fields La Cima (2013-16)[1]
2008	●
2009	● ●
2010	● ●
2011	● ● ●
2012	● ● ● ●
2013	● ●
Under Balarezo's watch, there were 14 FATALITIES AT HOCHSCHILD MINING & GOLD FIELDS	

1. Mortality data from the Peruvian Ministry of Energy and Mines for fatalities in 2008-2010 and 2013-2016, mortality data from Bloomberg for 2010-2012 for Hochschild during Balarezo's COO tenure and Peruvian Ministry of Energy and Mines from 2013 onwards.

MINING.com

State of emergency in Peru as anti-mining violence leaves 4 dead, dozens arrested

Cecilia Jamasmie | May. 25, 2015



HUDBAY 18

Year	Fatalities At Southern Copper & Grupo Mexico (2010-17)[1]
2010	● ● ● ● ● ● ● ● ● ●
2011	● ● ●
2012	● ● ● ● ● ●
2013	
2014	● ● ● ● ● ● ● ●
2015	●
2016	● ● ● ● ● ●
2017	● ●
During Muñiz's Quintanilla's tenure, there were 36 FATALITIES AT SOUTHERN COPPER AND GRUPO MEXICO	

1. Annual data from Bloomberg for company performance.

Hudbay takes great pride in its environmental, social and governance track record. Mr. Muñiz Quintanilla's track record in this regard is inconsistent with that of Hudbay and its director nominees, and could damage our positive community relationships by association if elected to a leadership role with Hudbay.

David Deisley

David Deisley has limited public board experience, having only served on the board of a small-cap company with a market cap of US$33 million. Mr. Deisley would not provide a complementary skillset to Hudbay's nominee directors.

Emily Moore

To Hudbay's knowledge, Ms. Moore has never served as a director of a public company. Ms. Moore has limited experience and would not provide a complementary skillset to Hudbay's nominee directors.

HUDBAY RECOMMENDS SHAREHOLDERS VOTE FOR THE HUDBAY NOMINEES, INCLUDING THREE NEW INDEPENDENT DIRECTORS

Since the summer of 2018, when Waterton first made its interest in Hudbay known, the Board and management team have attempted to constructively engage with Waterton and have carefully considered its input. This is consistent with the Board's longstanding emphasis on shareholder engagement.

Hudbay's engagement efforts have included:

- Initiating multiple meetings between Waterton, the Board and members of the management team;
- Refraining from hyperbolic rhetoric, even as Waterton has resorted to personal attacks on members of the Board and management team;
- Pursuing reasonable settlement terms, even as these efforts were repeatedly met with changing demands and increasing hostility; and
- Attempting to engage even after Waterton had conveyed that it was not interested in doing so.

Despite Waterton's refusal to engage constructively on a settlement that would be in the best interests of all shareholders and avoid the cost and distraction of a contested shareholder meeting, our recommended slate of directors includes two of Waterton's nominees - Michael Anglin and David Smith – in addition to Richard Howes, Hudbay's new independent director nominee. Hudbay's Board of Directors has determined that Messrs. Anglin and Smith have skills and experience that could allow them to make valuable contributions to the Board. In addition:

- Their election as directors, along with Richard Howes, would further advance and accelerate Hudbay's ongoing Board renewal; and
- Waterton is a significant shareholder – owning approximately 12% of the company's shares. The Board believes it is appropriate to give due consideration to Waterton's nominees – albeit on a basis that is more proportionate to its ownership position and not the disruptive, disproportionate majority control of the Board and management team it is seeking.

This is a reasonable and prudent approach to Board refreshment and is consistent with what we have previously proposed to Waterton. To the detriment of all shareholders, Waterton is not prepared to consider such a settlement and continues to pursue its self-interested agenda that unnecessarily threatens Hudbay's positive momentum.

After ably representing the interests of shareholders on the Board, W. Warren Holmes and Alan J. Lenczner announced their intention not to stand for re-election to the Board of Directors at Hudbay's Annual and Special Meeting of Shareholders. We sincerely thank Warren and Alan for their service in helping make Hudbay the company it is today.

Hudbay recommends that shareholders vote for the company's eleven nominees to the Board, including three new independent director nominees:

Richard Howes

Mr. Howes is the President and Chief Executive Officer of Dundee Precious Metals and a Professional Mining Engineer with over 37 years of experience in the mining industry. He is a visionary leader in mining, organizational innovation and transformation to create competitive advantage and was recognized as the Outstanding Innovator of 2016 by the International Mining Technology Hall of Fame. Throughout his career, Mr. Howes has been closely associated with world-class mining operations, including Inco's North Mine, which won the 2006 Ryan Award as the safest mine in Canada. His extensive industry experience includes progressive technical, operating, management and project roles in many of the largest underground mines and mining companies throughout Canada and internationally. Mr. Howes joined Dundee Precious Metals in early 2009 as General Manager and Executive Director

19
HUDBAY

of the Chelopech mine and, in November 2010, was appointed Executive Vice President and Chief Operating Officer. In April 2013, he assumed the role of President and Chief Executive Officer. Mr. Howes has also served on the board of Dundee Precious Metals since 2014.

The Board of Directors believes that Mr. Howes possesses a strong technical perspective and leadership experience, which would make him an excellent addition to the Board.

Michael Anglin

Hudbay supports the addition of Mr. Anglin to the Board. Mr. Anglin would bring open pit copper mining expertise and experience with constructing and operating large-scale open pit copper mines in the Americas. Mr. Anglin's qualifications include:

- 30 years of experience in the base and precious metals industry including as COO of the Base Metals Group of BHP Billiton based in Santiago, with a focus on South American and US operations
- Chair of the Board at SSR Mining, including current and prior roles on the Corporate Governance and Nominating Committee, the Safety and Sustainability Committee and the Compensation Committee

David Smith

Hudbay supports the addition of Mr. Smith to the Board. Mr. Smith has boardroom experience overseeing capital allocation and financing strategies, and a history of corporate governance and cross-functional Board committee memberships. Mr. Smith's qualifications also include:

- Executive Vice President and Chief Financial Officer of Finning International, a major equipment supplier to the mining industry with significant operations in Canada and South America
- 16 years in various senior executive roles at Placer Dome with extensive experience in North and South America

Given the circumstances, the Corporate Governance and Nominating Committee of the Board was not able to interview Mr. Anglin or Mr. Smith. However, the Committee did conduct other aspects of its vetting process, including speaking to industry participants and carefully considering their qualifications as well as retaining third parties to conduct background checks. The Board believes that Mr. Anglin and Mr. Smith would represent the interests of shareholders and add value as directors of Hudbay.

For more information on Hudbay's highly-qualified slate of director nominees please go to the "Election of Directors" section of this Management Information Circular.

PROTECT THE VALUE OF YOUR INVESTMENT IN HUDBAY BY VOTING ONLY THE GREEN PROXY FOR THE COMPANY'S DIRECTOR NOMINEES

Your Board of Directors has moved deliberately and thoughtfully, with the input and support of some of Hudbay's largest shareholders to propose a slate of directors that the Board unanimously supports and that appropriately balances a number of considerations, including the views of Waterton as a 12% shareholder.

In contrast, Waterton and its slate raise many red flags. Unwarranted wholesale changes to your Board and management team – the inevitable consequence of supporting Waterton's nominees – would threaten Hudbay's positive momentum and risks the future value of your investment in Hudbay. Refreshment of a board through regular replacement of directors is sound corporate governance. Replacement of an entire, competent board with an unqualified slate of directors with no knowledge of a company's assets is dangerous and should be rejected.

Hudbay's proven Board and management team have the right experience and a winning strategic plan to execute on catalysts and continue driving value creation for shareholders.

HUDBAY'S BOARD AND MANAGEMENT TEAM IS EXECUTING ON OUR STRATEGIC PLAN AND IS UNIQUELY QUALIFIED TO CONTINUE CREATING VALUE FOR SHAREHOLDERS

✓ Hudbay has **delivered** a number of key milestones that position the company for the next phase of growth

✓ Hudbay's leadership team will **build on prior successful projects** to develop Rosemont and Lalor Gold as well as deliver other near-term catalysts in our growth pipeline

WATERTON'S PROPOSAL FOR WHOLESALE CHANGE IS UNWARRANTED AND RISKY

✗ Waterton is a 12% shareholder that is proposing to replace 80% of the Board

✗ Waterton has provided **no alternative strategic plan**

✗ Waterton's proposed Chair and CEO do not have the experience, expertise or track record to deliver long-term shareholder value

WATERTON'S SLATE IS INEXPERIENCED AND INTRODUCES REPUTATIONAL RISK

✗ Waterton's Slate has limited independent board experience

✗ Waterton's Slate has an **alarming** environmental and social track record that may negatively impact Hudbay's community relations

✗ Waterton's Slate has jeopardized its credibility and independence by endorsing Waterton's flawed analysis and lack of alternative strategic plan

Do not jeopardize the value of your investment in Hudbay. Vote only the GREEN proxy for Hudbay's director nominees.

HUDBAY 20

HOW TO CAST YOUR VOTE IN SUPPORT OF THE HUDBAY NOMINEES VOTE ONLY YOUR GREEN PROXY OR VIF TODAY! Voting Method Registered Shareholders /f your shares are held in your name and represented by a physical certificate Beneficial Shareholders /f your shares are held with a broker, bank or other intermediary /nternet www.voteproxyonline.com www.proxyvote.com  Call the toll-free number listed on your GREEN voting Complete, date and sign the GREEN instruction form ("V/F") and Telephone or proxy and fax it to: vote using the 16-digit control Facsimile number provided therein, or 416-595-9593 complete, date, and sign the GREEN V/F and fax it to the number listed therein. Complete, date and sign the GREEN Proxy and return in the enclosed postage paid envelope to: Complete, date and sign the GREEN V/F and return it in the Mail TSX Trust Company enclosed postage paid 301 — 100 Adelaide Street West envelope. Toronto, ON, M5H 4H1 QUEST/ONS OR REQUESTS FOR VOT/NG ASS/STANCE MAY BE D/RECTED TO THE PROXY SOL/C/TAT/ON AGENT: NORTH AMER/CAN TOLL FREE: 1-877-452-7184 COLLECT CALLS OUTS/DE NORTH AMER/CA: 1-416-304-0211 EMA/L: ASS/STANCE@LAURELH/LL.COM

HUDBAY  MINERALS INC.

NOTICE OF  ANNUAL AND SPECIAL MEETING  OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of Hudbay Minerals Inc. (“Hudbay”) will be held at Vantage Venues, St. Andrew’s Hall, 150 King Street West, 27th Floor, Toronto, Ontario, M5H 1J9 on Tuesday, May 7, 2019 at 10:00 a.m. (Eastern Time), for the following purposes:

1.              to receive Hudbay’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 and the auditor’s report thereon;

2.              to elect the directors of Hudbay;

3.              to appoint Deloitte LLP as Hudbay’s auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;

4.              to confirm the adoption of By-law No. 2, relating to advance notice requirements for director elections;

5.              to approve a non-binding advisory resolution on executive compensation; and

6.              to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Hudbay is soliciting the enclosed GREEN form of proxy or GREEN voting instruction form (and/or together, the “GREEN Proxy”). The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Hudbay’s Board of Directors has fixed the close of business on March 29, 2019 as the record date, being the date for the determination of the registered holders of Hudbay common shares (“Common Shares”) entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof. Shareholders who acquire Common Shares after March 29, 2019 should make arrangements with the selling shareholder to direct how such Common Shares will be voted at the Meeting.

Shareholders are invited to attend the Meeting. Whether or not you plan to personally attend the Meeting, you are encouraged to vote using your GREEN Proxy well in advance of the proxy voting cut-off at 10:00am (Eastern Time) on May 3, 2019 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. All GREEN Proxies must be received by the company’s transfer agent, TSX Trust Company before the proxy cut off. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Registered shareholders can submit votes on their GREEN Proxy to the company’s transfer agent by voting over the internet by going to www.voteproxyonline.com and following the instructions on the webpage (you will need your 12-digit control number located on the form of proxy to vote online) or by facsimile by sending the completed GREEN Proxy to 1-416-595-9593. Registered holders may also vote by using the envelope provided or by mailing the proxy to Hudbay Minerals Inc. c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, Canada M5H 4H1.

Non-registered shareholders of the company who have received this Notice of Meeting and accompanying materials through an intermediary are required to complete and return the materials in accordance with the instructions provided by such intermediary. An intermediary includes a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds Common Shares on behalf of such non-registered shareholder.

If you have any questions or need assistance completing your GREEN Proxy, please contact Hudbay’s proxy solicitation agent, Laurel Hill Advisory Group at 1-877-452-7184 (for shareholders in Canada and the United States) or at 1-416-304-0211 (collect call for shareholders outside North America) or by e-mail at assistance@laurelhill.com.

DATED at Toronto, Ontario this 5th day of April, 2019.

By Order of the Board of Directors

Alan R. Hibben, Chair

TABLE OF CONTENTS

TABLE OF CONTENTS	1
MANAGEMENT INFORMATION CIRCULAR	3
GENERAL PROXY INFORMATION	3
SHAREHOLDERS’ Q&A	5
VOTING INFORMATION	10
Voting Matters	10
Voting Your Common Shares by Proxy	11
Exercise of Discretion	12
Revoking Your Proxy	13
Voting Shares and Principal Holders	13
NOTICE TO UNITED STATES SHAREHOLDERS	14
MATTERS TO BE ACTED UPON AT THE MEETING	15
1.Financial Statements	15
2.Election of Directors	15
3.Appointment of Auditor	30
4.Adoption of the Advance Notice By-Law	30
5.Say on Pay Advisory Vote	32
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	33
Board of Directors: The Role of the Board	35
Committees of the Board	40
Succession Planning for Executive Officers	42
Ethical Business Conduct	42
Disclosure Policy	43
Strategic Planning and Risk Management	44
Shareholder Engagement	44
The New York Stock Exchange Corporate Governance Listing Standards	45
STATEMENT OF EXECUTIVE COMPENSATION	46
Message from the Chair of the Compensation and Human Resources Committee	46
EXECUTIVE SUMMARY	48
Compensation Philosophy	48
Commitment to Transparency, Good Governance and Risk Mitigation	48
Summary of Key Elements of Executive Compensation	49
Pay Outcomes for 2018	50
Long-Term Incentive Plan Design	50
CEO Total Direct Compensation for 2018	51
CEO Realized and Realizable Compensation and Shareholder Returns	51
COMPENSATION DISCUSSION AND ANALYSIS	52
Compensation and Human Resources Committee	52
Membership and Relevant Experience	52
Committee Mandate	52
EXECUTIVE COMPENSATION OVERVIEW	53
Named Executive Officers	53
Compensation Philosophy	53
Compensation Comparator Group	53
Compensation Governance	54
Compensation Risk Management	57
Components of HudBay’s Executive Compensation Program	58
Summary of Elements of Executive Compensation	58
Base Salary	59

Short-Term Incentive Plan (STIP)	59
Long-Term Incentive Plan (LTIP)	61
Other Compensation and Perquisites	63
2018 COMPENSATION DECISIONS	64
2018 CEO Compensation	64
2018 Compensation for Our Non-CEO NEOS	66
Performance Graphs	70
EXECUTIVE COMPENSATION TABLES	71
Summary Compensation Table	71
Incentive Plan Awards	72
Incentive Plan Awards Vested or Earned in 2018	72
Retirement Benefits - Description of Pension Plans	73
Employment Agreements	73
Payments on Termination	75
Double-Trigger Payment on Termination	75
DIRECTOR COMPENSATION	75
Director Compensation Table	77
Value on Pay-Out or Vesting of Incentive Plan Awards	77
Outstanding Share-Based Awards	78
Equity Ownership Guidelines for Directors	78
Equity Compensation Plan Information	79
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	80
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	80
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	80
DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION	80
FORWARD-LOOKING INFORMATION	81
NON-IFRS FINANCIAL PERFORMANCE MEASURES	82
WHERE YOU CAN FIND ADDITIONAL INFORMATION	82
DIRECTORS’ APPROVAL	82

SCHEDULE “A”	Resolution to Adopt By-Law No. 2	83
SCHEDULE “B”	By-Law No. 2	84
SCHEDULE “C”	Corporate Governance Guidelines and Board Mandate	88
SCHEDULE “D”	Long-Term Equity Plan	97
SCHEDULE “E”	Waterton Nominees	99

MANAGEMENT INFORMATION CIRCULAR

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Hudbay Minerals Inc. for use at the Annual and Special Meeting of Shareholders (the “Meeting”) to be held on Tuesday, May 7, 2019 at 10:00 a.m. (Eastern Time) at Vantage Venues, St. Andrew’s Hall, 150 King Street West, 27th Floor, Toronto, Ontario, M5H 1J9, or at any postponement or adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular.

References in this Circular to “we”, “us”, “our” and similar terms, as well as references to “Hudbay”, the “company” and the “corporation”, refer to Hudbay Minerals Inc. and references to “Board” refer to our board of directors. This Circular is dated April 5, 2019. Unless otherwise indicated, the information in this Circular is given as at April 5, 2019 and all dollar references in this Circular are to Canadian dollars, unless otherwise stated.

If you have any questions or need assistance completing your GREEN form of proxy (“GREEN Proxy”) or GREEN voting instruction form (“GREEN VIF”), please contact Laurel Hill Advisory Group (“Laurel Hill”) at 1-877-452-7184 (for shareholders in Canada and the United States) or at 1-416-304-0211 (collect call for shareholders outside North America) or by e-mail at assistance@laurelhill.com.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

•                  If you are a registered holder of our Common Shares, a GREEN Proxy is enclosed that you can use to vote at the Meeting or you may attend in person.

•                  If you are a non-registered holder and your Common Shares are held by an intermediary (such as a broker or financial institution), you may receive either a GREEN Proxy or GREEN VIF and should follow the instructions provided with such form.

These materials are being sent to both registered and non-registered owners of Common Shares. If you are a non-registered owner, and we or our agent have sent these materials directly to you, your name, address and information about your shareholdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the shares on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) providing you with voting information or a form of proxy so you can vote your Common Shares at the Meeting. See “Voting Information - Voting Your Common Shares”.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other forms of correspondence and by directors, officers, employees or representatives of Hudbay. The cost of preparing and mailing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by us. We intend to arrange for intermediaries to forward the meeting materials to non-registered shareholders and may reimburse the intermediaries for their reasonable fees and disbursements in that regard. We have also engaged Laurel Hill to provide the following services in connection with the Meeting: reviewing and making recommendations with respect to this Circular; recommending corporate governance best practices where applicable; liaising with proxy advisory firms; developing and implementing shareholder communication strategies; providing general advice with respect to the Meeting and proxy protocol; reporting and reviewing the tabulation of shareholder proxies and the solicitation of shareholder proxies including contacting shareholders by telephone. In connection with these services, Laurel Hill is expected to receive a fee of up to $400,000 in addition to certain out-of-pocket expenses.

If you have any questions or need assistance completing your GREEN Proxy, please contact Laurel Hill at 1-877-452-7184 (for shareholders in Canada and the United States) or at 1-416-304-0211 (collect call for shareholders outside North America) or by e-mail at assistance@laurelhill.com.

SHAREHOLDERS’ Q&A

What am I being asked to vote on?

At the Meeting, you will be asked to vote on:

1.              the election of the directors of the company who will serve until the next annual meeting of shareholders or until their successors are appointed;

2.              the appointment of Deloitte LLP (“Deloitte”) as our auditor for the ensuing year and to authorize the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;

3.              the adoption of By-law No. 2 (the “Advance Notice By-Law”); and

4.              the approval of a non-binding advisory resolution on executive compensation.

How does Hudbay recommend I vote?

The Board unanimously recommends that all shareholders vote on the GREEN Proxy:

•                 FOR the election of each of the eleven director nominees proposed by Hudbay (the “Hudbay Nominees”);

•                 FOR the appointment of Deloitte as our auditor for 2019 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;

•                 FOR the ordinary resolution to confirm the adoption of the Advance Notice By-Law; and

•                 FOR the non-binding advisory resolution approving our approach to executive compensation.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill at 1-877-452-7184 (for shareholders in Canada and the United States) or at 1- 416-304-0211 (collect call for shareholders outside North America) or by e-mail at assistance@laurelhill.com.

When must my Common Shares be voted by?

The proxy cut-off is set for 10:00 a.m. (Eastern Time) on May 3, 2019. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Is this a contested election for the director nominees to our Board?

Yes. Waterton Global Resource Management, Inc., on behalf of itself and certain funds managed by it (“Waterton”), is currently seeking to replace eight of our Board members. You have an important decision that will directly impact the future value of your investment in Hudbay. The eleven directors receiving the most “FOR” votes will be elected at the Meeting. We encourage you to return your GREEN Proxy as soon as possible.

IMPORTANT: protect your investment in Hudbay
 and do NOT vote using  the

Waterton dissident form of proxy or VIF!

Why should I support Hudbay and vote the GREEN Proxy?

The Board recommended by Hudbay is composed of professional and independent directors and offers shareholders responsible renewal, while avoiding abrupt change and disruption to a Board and management team that is effectively creating value for shareholders. Hudbay has significant positive momentum, which is reflected in the increasing value of your Common Shares, and would be compromised if Waterton’s slate of nominees were elected:

•                  The value of your Common Shares has increased by approximately 50% in the last six months as a result of very strong operating results and the achievement of key development milestones;

•                  Your Board and management team have delivered one, three and five-year total shareholder returns (“TSR”) that significantly outperform Hudbay’s peer group; and

•                  Over 80% of the analysts who cover Hudbay have raised their price targets since January 1, 2019.

The driver of this success has been a qualified and engaged Board and management team that are delivering on key objectives across Hudbay’s portfolio. This success did not happen overnight. Today’s (and tomorrow’s) sustained value creation is the result of a consistent and effective long-term growth strategy that has seen Hudbay acquire, build and effectively operate a world-class portfolio of long-life, low- cost assets in mining- friendly jurisdictions. Your company is creating strong and sustainable value today and is well-positioned to continue creating value in the future.

Protect the value of your investment in Hudbay by voting only the GREEN Proxy for the Hudbay Nominees. Waterton and its slate raise many red flags. These unnecessary and ill-timed changes to your Board or executive leadership - which would amount to wholesale change - would only serve to threaten Hudbay’s positive momentum and disrupt a Board and management team that are creating significant value for shareholders.

Hudbay’s proven Board and management team have the right experience and a winning strategic plan to execute on catalysts and to continue driving value creation for shareholders. Do not jeopardize the value of your investment in Hudbay. Vote only the GREEN Proxy for Hudbay’s Director Nominees.

Why shouldn’t I support Waterton and its nominees?

Despite owning only 12% of the company’s issued and outstanding shares, Waterton is trying to replace 80% of the Board. Waterton is a threat to Hudbay’s positive momentum and to the value of your investment for a number of important reasons:

•                  Track Record of Value Destruction - Waterton lacks a credible mining track record, and the share price of companies in which it makes investments has almost universally declined. Waterton is currently embroiled in a lawsuit in which it is accused of fraud and misrepresentation leading to its acquisition of the mine of a company in which it invested to the detriment of its shareholders;

•                  Disingenuous and Cannot be Trusted - Hudbay’s good-faith attempts to constructively engage with Waterton have been met with escalating, changing demands that would put Waterton first, at the expense of the interests of other shareholders. Waterton has moved from demanding an acquisition moratorium - a highly unusual approach to corporate governance that fundamentally undermines one of the central stewardship responsibilities of the Board - to a demand for three Board seats plus a “Board Observer” who would have access to confidential information without ever standing for election as a director. Waterton then demanded to replace 80% of the Board (including our Chair and CEO). Shareholders are right to ask “what’s next?” Waterton has also manipulated the facts in a transparent attempt to build a false narrative around Hudbay - a company that is performing well with positive momentum;

•                  Waterton has not Offered any Alternative Plans - Waterton has made numerous (often baseless) critiques of Hudbay but does not have an alternative plan for your company. In fact, Waterton appears to have endorsed Hudbay’s vision while focusing on key milestones we have already achieved;

•                  Waterton’s Proposed Chair, CEO and Many Other Nominees are Unqualified - Waterton’s proposed chair has never served independently on a public company board and has no mining experience but does have a longstanding relationship with Waterton’s Managing Partner and was involved in an excessive compensation controversy. Waterton’s proposed CEO has just over a year of CEO experience and a track record of development project failures, disappointing production results and an inability to acquire growth assets. Waterton’s slate also includes individuals whose experience was gained at companies with very poor environmental, community engagement and safety performance. You should not leave the value of your investment in their hands.

Waterton continues to demand substantial changes to the Board and our executive leadership despite the successful execution of our strategic plan and increasing value of Common Shares. Why would it want to disrupt Hudbay’s positive momentum . unless it has another agenda it has not revealed?

Why are you recommending Michael Anglin and David Smith?

Despite Waterton’s refusal to engage constructively on a settlement that would be in the best interests of all shareholders and avoid the cost and distraction of a contested shareholder meeting, our recommended slate of directors includes two of Waterton’s nominees: Michael Anglin and David Smith, who would serve on an 11 member Board. The Board has determined that Messrs. Anglin and Smith have skills and experience that could allow them to make a valuable contribution to the company. In addition:

•                  Their election as directors, along with Richard Howes, would further advance and accelerate Hudbay’s ongoing Board renewal; and

•                  Waterton is a significant shareholder - owning 12% of the Common Shares. The Board believes it is appropriate to give due consideration to Waterton’s nominees - albeit on a basis that is more proportionate to its ownership position and not the disruptive, disproportionate majority control of the Board and executive leadership it is seeking.

Why is the Board being increased to eleven directors?

The Board is being increased to eleven directors as part of our ongoing commitment to board renewal and to serve the best interests of our shareholders. The increase allows for the addition of three highly-qualified directors (two of whom are Waterton Nominees), Richard Howes, Michael Anglin and David Smith, following the retirement of two longstanding directors.

Who is entitled to vote at the Meeting?

All holders of Common Shares as of the close of business on the record date, March 29, 2019.

What if I can’t attend the Meeting in person?

If you cannot attend the meeting, return your GREEN Proxy by following the instructions found therein well in advance of the proxy cut-off on May 3, 2019 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

Registered Shareholders

Registered shareholders may deposit their completed, signed and dated proxies by any of the following methods:

•   by internet at www.voteproxyonline.com, as instructed in the enclosed form of proxy:

•   by fax to +1-416-595-9593;

•   by mail to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 (a pre-paid, pre-addressed return envelope is enclosed); or

•   by hand delivery or by courier to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1.

Non-Registered Shareholders

If you are a non-registered shareholder (beneficial shareholder), the intermediary (usually a bank, trust company, broker, securities dealer or other financial institution) through which you hold your Common

Shares will send you instructions on how to vote. You should carefully follow the instructions received from your intermediary to make sure that your Common Shares are voted at the Meeting.

Who is soliciting my proxy?

The solicitation of proxies by this Circular is made by and on behalf of management of the company. The company has engaged Laurel Hill as shareholder communications advisor and proxy solicitation agent. You may contact Laurel Hill at 1-877-452-7184 (for shareholders in Canada and the United States) or at 1-416- 304-0211 (collect call for shareholders outside North America) or by e-mail at assistance@laurelhill.com.

What proxy or VIF should I use?

You should vote on the GREEN Proxy. Discard any other proxy materials you have received.

How many Common Shares are eligible to vote?

As of the record date, there were a total of 261,272,151 Common Shares issued and outstanding, each carrying the right to one vote at the Meeting. No group of shareholders has the right to elect a specified number of directors. There are no cumulative or similar voting rights attached to the Common Shares.

Who will tabulate the votes?

Hudbay’s transfer agent, TSX Trust Company, will act as the tabulator for the Meeting.

What if I already voted on the Waterton dissident proxy or VIF or what if I want to change my vote?

It is not too late to change your vote and support management of the company. Simply recast your vote using management’s GREEN Proxy. The later dated GREEN Proxy will supersede the previously voted proxy.

You have the right to change or revoke your vote up until the proxy cut-off. If you have mistakenly voted on the Waterton dissident form of proxy or VIF, you may change your vote by voting on our GREEN Proxy. This will revoke and replace your earlier vote. If you require assistance in doing so, please contact Laurel Hill at 1-877-452-7184, toll free in North America, collect at 1-416-304-0211 outside of North America, or by e-mail at  assistance@laurelhill.com.

How do I appoint someone else to vote for me?

If you plan to attend the Meeting in person, or have someone attend in your place, you must write their name on the appointee field. In order for your shares to be voted, the appointee must attend the Meeting in person, and check-in at the scrutineers’ table with government-issued photo ID.

Can I revoke my proxy or VIF?

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

•                  you may send another form of proxy with a later date to our transfer agent, TSX Trust Company, but it must reach the transfer agent no later than 10:00 a.m. (Eastern Time) on May 3, 2019 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

•                  you may deliver a signed written statement stating that you want to revoke your form of proxy, to our Corporate Secretary no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5 or by facsimile at (416) 362-7844;

•                  you may attend the Meeting and notify the Chair of the Meeting prior to the commencement of the Meeting that you have revoked your form of proxy; or

•                  you may revoke your form of proxy in any other manner permitted by law.

If you are a non-registered shareholder, you may revoke your proxy or voting instruction form by following the instructions given by your intermediary.

Who should I contact for more information or assistance in voting my Common Shares?

Laurel Hill is Hudbay’s shareholder communication advisor and proxy solicitation agent and can assist you with any questions related to the Meeting. You can contact Laurel Hill at 1-877-452-7184 (for shareholders in Canada and the United States) or at 1-416-304-0211 (collect call for shareholders outside North America) or by e-mail at assistance@laurelhill.com.

Does any shareholder have any special rights?

No. Each Common Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

How do I vote?

Voting for registered shareholders:

By completing, dating, signing and returning your GREEN Proxy:

•                  by internet at www.voteproxyonline.com, as instructed in the enclosed form of proxy:

•                  by fax to +1-416-595-9593;

•                  by mail to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 (a pre- paid, pre-addressed return envelope isenclosed); or

•                  by hand delivery or by courier to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1.

Voting for non-registered shareholders:

•                  by internet at www.proxyvote.com as instructed in the enclosed voting instruction form and using the 16-digit control number provided therein to vote your shares;

•                  call the toll-free number listed on your GREEN VIF and vote using the 16-digit control number provided therein, or complete, date, and sign the GREEN VIF and fax it to the number listed therein; or

•                  complete, date and sign the GREEN VIF and return it in the enclosed postage paid envelope.

Your vote is important!

The enclosed information is important and requires your immediate attention.

If you have any questions, please contact our proxy agent,

Laurel Hill at 1-877-452-7184 toll free in North America, collect at 1-416-304-0211 outside of North America, or by e-mail at assistance@laurelhill.com.

VOTING INFORMATION

VOTING MATTERS

At the Meeting, shareholders are voting on the:

•                  election of directors;

•                  appointment of our auditor for 2019 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;

•                  approval of an ordinary resolution to confirm the adoption of the Advance Notice By-Law, relating to advance notice requirements for director elections; and

•                  approval of a non-binding advisory resolution on executive compensation.

Who Can Vote

The record date for the Meeting is March 29, 2019. Our transfer agent has prepared a list, as of the close of business on the record date, of the registered holders of Common Shares. A holder of Common Shares whose name appears on such list is entitled to vote the shares identified as being held by such shareholder on such list at the Meeting. Each Common Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

Voting Your Common Shares

How you vote depends on whether you are a registered shareholder or a non-registered shareholder. In either case, if you have any questions or need assistance completing your GREEN Proxy, please contact Laurel Hill at 1-877-452-7184 (for shareholders in Canada and the United States) or at 1-416-304-0211 (collect call for shareholders outside North America) or by e-mail at assistance@laurelhill.com.

Registered  Shareholders

You are a registered shareholder if your Common Shares are registered in your own name. If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described below under the heading “Voting Your Common Shares by Proxy”.

If your Common Shares are registered in the name of a corporation, any authorized representative of such corporation may attend the Meeting and vote your Common Shares. We may require documentation evidencing the authorized representative’s power to vote the Common Shares at the Meeting.

Non-Registered  Shareholders

You are a non-registered shareholder if you beneficially own Common Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant, and therefore do not have Common Shares registered in your own name. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

In accordance with the Canada Business Corporations Act (the “Act”) and applicable securities laws, Hudbay has distributed copies of the Notice of Meeting and this Circular (the “Meeting Materials”) to intermediaries for onward distribution to non-registered shareholders. Typically, intermediaries will use a service company (such as Broadridge Investor Communications) to forward the Meeting Materials to non- registered shareholders. Intermediaries will also provide non-registered shareholders with the intermediary’s VIF or a form of proxy stamped by the intermediary limited to the number of Common Shares beneficially owned by you, but that is otherwise incomplete. The purpose of these documents is to permit you to direct the voting of the Common Shares you beneficially own. You should carefully follow the instructions set out in your intermediary’s VIF or form of proxy, as the case may be. If you have any questions regarding how to vote the Common Shares you beneficially own, you should contact your intermediary or Laurel Hill for assistance.

If you are a non-registered shareholder, you may attend the Meeting and vote in person by inserting your own name in the space provided on the VIF or form of proxy to appoint yourself as the proxyholder and following your intermediary’s instructions for returning the executed form.

A non-registered shareholder may fall into two categories - those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own (“Non- Objecting Beneficial Owners”). Subject to the provisions of National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their Non-Objecting Beneficial Owners from intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy related materials directly to Non-Objecting Beneficial Owners. Hudbay uses and pays intermediaries and agents to send the Meeting Materials to both Non-Objecting Beneficial Owners and Objecting Beneficial Owners.

The Meeting Materials are being sent to both registered shareholders and non-registered shareholders. Hudbay will reimburse intermediaries for reasonable fees associated with forwarding Management’s meeting materials to non-registered shareholders.

VOTING YOUR COMMON SHARES BY PROXY

If you will not be at the Meeting or do not wish to vote in person, you may vote by using the enclosed GREEN Proxy. A proxy or VIF must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Hudbay’s transfer agent, TSX Trust Company, prior to 10:00 a.m. (Eastern Time) on May 3, 2019, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived or extended by the company or the Chair of the Meeting, without notice.

Registered shareholders may deposit their completed, signed and dated proxies by any of the following methods:

•                  by internet at www.voteproxyonline.com, as instructed in the enclosed form of proxy;

•                  by fax to +1-416-595-9593;

•                  by mail to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 (a pre- paid, pre-addressed return envelope isenclosed); or

•                  by hand delivery or by courier to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1.

If you are a non-registered shareholder (beneficial shareholder), the intermediary (usually a bank, trust company, broker, securities dealer or other financial institution) through which you hold your Common Shares will send you instructions on how to vote. You should carefully follow the instructions received from your intermediary to make sure that your Common Shares are voted at the Meeting.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your Common Shares. Your proxyholder has the power of substitution to attend, act and vote for and on your behalf in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if you were personally present at the Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, you provide. Each shareholder has the right to appoint a person other than the representatives of Hudbay management named in the form of proxy or VIF to represent them at the Meeting or any adjournment or postponement thereof, including someone who is not a shareholder of Hudbay. Simply fill in the proxyholder’s name in the space labeled “Please print appointee name” provided on the enclosed form of proxy or VIF. If you leave the space in the form of proxy blank, the persons designated in the form, who are representatives of management of the company, are appointed to act as your proxyholder.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Common Shares, or you can let your proxyholder decide for you. To be valid, your form of proxy must be signed.

All Common Shares represented by properly completed proxies received by Hudbay’s transfer agent, TSX Trust Company, no later than 10:00 a.m. (Eastern Time) on May 3, 2019 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted for, against or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.

If you give directions on how to vote your Common Shares on your form of proxy, your proxyholder must vote your Common Shares according to your instructions. If you properly complete and return your form of proxy appointing a representative of Hudbay management as your proxy but have not specified how to vote on a particular matter, your Common Shares will be voted as follows:

•                  FOR the election of each of the eleven Hudbay Nominees;

•                  FOR the appointment of Deloitte as our auditor for 2019 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;

•                  FOR the ordinary resolution to confirm the adoption By-law No. 2; and

•                  FOR the non-binding advisory resolution approving our approach to executive compensation.

If you properly complete and return your form of proxy appointing someone other than a representative of Hudbay management as your proxy but have not specified how to vote on a particular matter, your proxyholder will vote as they choose in their discretion.

EXERCISE OF DISCRETION

The enclosed form of proxy or VIF confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the form of proxy or VIF, your Common Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, the Hudbay representatives named as proxies will vote in their best judgment.

REVOKING YOUR PROXY

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

•                  you may send another form of proxy with a later date to our transfer agent, TSX Trust Company, but it must reach the transfer agent no later than 10:00 a.m. (Eastern Time) on May 3, 2019 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

•                  you may deliver a signed written statement stating that you want to revoke your form of proxy, to our Corporate Secretary no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5 or by facsimile at (416) 362-7844;

•                  you may attend the Meeting and notify the Chair of the Meeting prior to the commencement of the Meeting that you have revoked your form of proxy; or

•                  you may revoke your form of proxy in any other manner permitted by law.

If you are a non-registered shareholder, you may revoke your proxy or voting instruction form (or any waiver of your right to receive meeting materials and to vote) by following the instructions given by your intermediary.

VOTING SHARES AND PRINCIPAL HOLDERS

The Common Shares are the only shares which entitle shareholders to vote at the Meeting. The holders of Common Shares are entitled to one vote per share. The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued Common Shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at March 29, 2019, 261,272,151 Common Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators on or before the date of this Circular, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities are as follows:

Name	Number of Common Shares	% of Outstanding Common Shares(1)
Letko, Brosseau & Associates Inc.(2)	36,116,358	13.82
Waterton(3)	31,583,117	12.09
GMT Capital Corporation (U.S.)(4)	30,766,420	11.78

Notes:

(1)                                 On the basis of 261,272,151 Common Shares outstanding as of March 29, 2019.

(2)                                 As of December 31, 2018, according to Letko, Brosseau & Associates Inc.’s Schedule 13G dated February 4, 2019 filed on EDGAR.

(3)                                 According to Waterton’s System for Electronic Disclosure by Insiders report as of March 29, 2019, 15,791,554 Shares are held by Waterton Mining Parallel Fund Offshore Master, LP and 15,791,563 Shares are held by Waterton Precious Metals Fund II Cayman, LP.

(4)                                 According to GMT Capital Corp.’s Schedule 13D dated March 27, 2019 filed on EDGAR.

NOTICE TO UNITED STATES  SHAREHOLDERS

The solicitation of proxies by Hudbay is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 promulgated under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE  MEETING

1.   Financial Statements

Our audited consolidated financial statements for the years ended December 31, 2018 and 2017 and the auditor’s report thereon will be presented at the Meeting.

2.   Election of Directors

Our articles provide that the Board may consist of a minimum of six and a maximum of thirteen directors. Our Board is currently composed of ten directors. The Board has determined to increase its size to eleven directors and to nominate each of the persons listed below for election as a director at the Meeting. Eight of the Hudbay Nominees are current members of our Board and the following three are proposed as new directors: Richard Howes, Michael Anglin and David Smith (See “Nominees for Election as Directors” below). The Board recommends that shareholders vote FOR the election of each of the eleven Hudbay Nominees listed below as directors.

Each director elected at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the Hudbay Nominees has been nominated.

2018 Meeting Election Results

On a vote by a show of hands, each of the eight incumbent nominees listed below was elected as a director of Hudbay at our annual general and special meeting of shareholders held on May 3, 2018 in Toronto, Ontario (the “2018 meeting”). We received proxies representing 205,501,287 Common Shares in connection with the 2018 meeting, representing 78.65% of our outstanding Common Shares. Based on these proxies, each director received the following favourable votes cast by proxy:

Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
Carol T. Banducci	99.85%	199,629,133
Igor A. Gonzales	91.53%	182,993,779
Alan Hair	99.89%	199,721,595
Alan R. Hibben	98.98%	197,904,406
Sarah B. Kavanagh	99.89%	199,718,043
Carin S. Knickel	98.55%	197,039,225
Colin Osborne	99.90%	199,728,185
Kenneth G. Stowe	98.53%	197,004,350

Hudbay Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the nominees whose names are set forth below:

Michael Anglin

Carol T. Banducci

Igor A. Gonzales

Alan Hair

Alan R. Hibben

Richard Howes

Sarah B. Kavanagh

Carin S. Knickel

Colin Osborne

David Smith

Kenneth G. Stowe

As part of the Board’s ongoing commitment to renewal, W. Warren Holmes and Alan J. Lenczner, who have each been directors since 2009, are retiring from the Board and are not standing for re-election. The Board would like to thank Messrs. Holmes and Lenczner for their able and dedicated service to the Board since 2009, including, in the case of Mr. Holmes, past service as an Interim CEO and Board Chair.

In this context, the Corporate Governance and Nominating Committee (the “CGN Committee”) considered the current composition of the Board, along with its skills, experience and diversity, and thereafter the CGN Committee recommended, and the Board has nominated, Richard Howes for election. Mr. Howes has nearly four decades of experience as a mining industry leader, providing strategic leadership and developing innovative practices for world class mining operations. Mr. Howes’ skills in technological innovation will be a great asset to the Board.

In addition, as part of the Board’s ongoing commitment to renewal, the Board Chair and members of the Special Committee have engaged with a number of the Company’s significant shareholders, including Waterton, regarding Board composition and governance matters. Despite Waterton’s refusal to engage constructively with the Board on this matter, the Board considered the eight nominees put forth by Waterton in an information circular dated February 14, 2019 (the “Waterton Circular”). After reviewing the qualifications, skills and experience of each of the Waterton Nominees, the Board determined that Messrs. Anglin and Smith had skills and experience that could allow them to make valuable contributions to the Board. The Board determined that the election of Messrs. Anglin and Smith, along with Mr. Howes, would further advance and accelerate Hudbay’s ongoing Board renewal in a reasonable and prudent manner that appropriately balances Waterton’s interests, as a 12% shareholder, with the best interests of Hudbay and all of its shareholders.

We do not contemplate that any of the Hudbay Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining Hudbay Nominees and any other person or persons in place of any Hudbay Nominee or Hudbay Nominees unable to serve.

The following table sets forth biographical and other information on each proposed Hudbay Nominee. Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the Hudbay Nominees whose names are set forth below:

 She has served previously as a senior leader of a major plastics and polymer producer, making important comprehensive integration, restructuring and cost-improvement initiatives. Prior to this, Carol has served as Chief Carol serves as a director on the board of Euro Ressources. She is a member of the National Association of 2018, Carol was recognized by Women in Mining as one of the 100 Global Inspirational Women in Mining. Carol 36,713 2 019 0$1 $*(0(1 7 ,1)25 0$7,21 & ,5&8/$5 _ 17 CAROL T. BANDUCCI INDEPENDENT Principal Occupation: Executive Vice President and Chief Financial Officer, IAMGOLD Corporation Carol Banducci brings more than 30 years of business leadership experience built over a career which has included operational, corporate and senior leadership roles around the world. Carol is Executive Vice-President and Chief Financial Officer of IAMGOLD, a mining company with operations on three different continents. At IAMGOLD she helps to shape and drive the successful strategy of a complex business operating successfully in some challenging jurisdictions. She provides financial leadership and insight to ensure business operations and decisions are grounded in sound financial criteria. She also served as chair of Niobec Inc., a wholly-owned subsidiary of IAMGOLD, prior to orchestrating the $530 million sale of the business. Toronto, Ontario, Canada contributions to a restructuring and turnaround of the business and, once it was sold, providing leadership to Age: 59 Financial Officer of Orica Explosives North America and ICI Explosives Canada & Latin America – a global Director Since: 2017 business selling product in 35 countries. Independent: Yes Common Shares Held(1): Nil Corporate Directors (USA), the Financial Executives Institute of Canada and the Canadian Board Diversity Council. Deferred Share Units Held: Carol is a three-time recipient of the Women’s Executive Network Canada’s 100 Most Powerful Women. Also, in holds a Bachelor of Commerce from the University of Toronto. Total Value of Common Shares and DSUs(2): $350,618 Areas of Expertise/Experience: • CEO/Senior Officer • Leadership • Mining/Resource Industry • Finance and M&A • International Business • Human Resources/Executive Compensation • Corporate Governance • Risk Management Voting Results of 2018 Annual MeetingVotes ForPercentage of Votes For 199,629,133 99.85% 2018 Hudbay Board & Committee Membership2018 Attendance Board 15 of 15 meetings 100% Audit Committee 6 of 6 meetings 100% Environmental, Health, Safety and Sustainability Committee 2 of 2 meetings 100% Other Public Board Directorships • Euro Ressources S.A (2009 to 2010; 2014 to present) • Thompson Creek Metals Company Inc. (2010 to 2016)

 in Cusco, Peru, and was a Fulbright Scholar at the New Mexico Institute of Mining and Technology, where he Areas of Expertise/Experience: • International Business • Government Relations 18 _ +8'%$< 0,1(5$/6 ,1&. IGOR A. GONZALES INDEPENDENT Principal Occupation: President and CEO of Sierra Metals Inc. Mr. Gonzales is from Cusco, Peru and has more than 30 years of experience in the mining industry. He joined Sierra Metals as President and CEO in May 2017, following over two years as Vice President of Operations of Compañia de Minas Buenaventura S.A.A. Prior to that, he was with Barrick Gold Corporation from 1998 to 2013, serving as President of Barrick Gold South America for seven years, and most recently as Executive Vice President and Chief Operating Officer. Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation. Mr. Gonzales has a Bachelor of Science degree in Chemical Engineering from the University of San Antonio Abad earned a Master of Science degree in Extractive Metallurgy. Lima, Peru Age: 64 • CEO/Senior Officer • Leadership Director Since: 2013 • Mining/Resource Industry • Operations Independent: Yes • Environment, Health, Safety and Sustainability • Human Resources/Executive Compensation Common Shares Held(1): Nil • Risk Management • Marketing Deferred Share Units Held: 56,071 Total Value of Common Shares and DSUs(2): $535,482 Voting Results of 2018 Annual MeetingVotes ForPercentage of Votes For 182,993,779 91.53% 2018 Hudbay Board & Committee Membership2018 Attendance Board 14 of 15 meetings 93% Environmental, Health, Safety and Sustainability Committee 5 of 5 meetings 100% Technical Committee 7 of 7 meetings 100% Other Public Board Directorships • Sierra Metals Inc. (2013 to present) • Compañia de Minas Buenaventura S.A. (2014 to 2017)

 January of 2016. Through his time as a senior leader at the company, he has overseen a number of critical Constancia mine, the acquisition of Hudbay’s Rosemont project in Arizona and successful completion of the 2 019 0$1 $*(0(1 7 ,1)25 0$7,21 & ,5&8/$5 _ 19 ALAN HAIR NON-INDEPENDENT (President and CEO) Principal Occupation: President and Chief Executive Officer, Hudbay Minerals Inc. As President & CEO of Hudbay, Alan Hair provides overall leadership and direction for the company, relying on a strong foundation of experience built through more than 35 years’ experience in the mining and metals industry. Alan first joined Hudson Bay Mining & Smelting Co. as a senior operational manager at its facility in Northern Manitoba in 1998. Since then he has served in a series of progressively senior roles, making important contributions to the company as it evolved into Hudbay Minerals Inc. in 2004. On the operational side, Alan’s leadership portfolios have included health and safety, human resources and environmental compliance. In 2008, he moved into Business Development, was promoted to Chief Operating Officer in 2012 and to President & CEO in Toronto, Ontario, Canada strategic developments for Hudbay, such as the acquisition construction and development of Hudbay’s low-cost Age: 57 permitting process, the construction and ongoing optimization of Hudbay’s Lalor mine and a number of community Director Since: 2016 relations and health and safety initiatives across Hudbay’s operations. Independent: No Prior to his work with Hudbay, Alan held a number of senior operational roles with Mount Isa Mines and Common Shares Held(1): Rustenburg Platinum Mines. Alan holds a Bachelor of Science in Mineral Engineering from the 212,947 University of Leeds, England. Share Units Held: 539,649 Mr. Hair also holds the ICD.D designation from the Institute of Corporate Directors. Total Value of Common Areas of Expertise/Experience: Shares and Share Units(2): • CEO/Senior Officer • Leadership $7,187,291 • Mining/Resource Industry • Finance and M&A • Operations • International Business • Government Relations • Environment, Health, Safety and Sustainability • Human Resources/Executive Compensation • Risk Management • Marketing • Legal/Regulatory Voting Results of 2018 Annual MeetingVotes ForPercentage of Votes For 199,721,595 99.89% 2018 Hudbay Board & Committee Membership2018 Attendance Board 14 of 15 meetings 93% Other Public Board Directorships • Augusta Resource Corporation (2014)

 then Chief Operating Officer, and ultimately President of North American Trust Company, overseeing the to the Province of Ontario and to several large public and private companies on strategic and other matters through Sinai Hospital Foundation. He sits on the Audit and Risk Management Committee and the Strategy and External 27,000 qualified as a Canadian CPA and also holds the CFA designation. He holds the ICD.D designation from the Institute • Finance and M&A • International Business 20 _ +8'%$< 0,1(5$/6 ,1&. ALAN R. HIBBEN INDEPENDENT Principal Occupation: Corporate Director Alan R. Hibben has over 40 years of experience as a business and financial leader, with proven success guiding businesses facing challenges and opportunities related to growth, restructuring, acquisitions and divestitures. Alan’s career includes a number of senior executive roles at RBC, including Managing Director in the Mergers and Acquisitions Group of RBC Capital Markets, where he was a senior member of the bank’s M&A groups; Head, Strategy & Development at RBC Financial Group, where he was responsible for corporate strategy as well as merger, acquisition and development activities for the Bank. He was also Chief Executive Officer, RBC Capital Partners, the private equity investment arm of RBC Financial Group. Previously, Alan was Chief Financial Officer, Toronto, Ontario, Canada restructuring and sale of the $4 billion, 650 employee organization. Since December 2014, he has been an advisor Age: 65 his advisory and investment company, Shakerhill Partners Ltd. Director Since: 2009 Independent: Yes Alan is a director of Extendicare Inc., Home Capital Group and DHX Media. He also sits on the board of the Mount Common Shares Held(1): Relations Committee of Sinai Health System. Alan received his B.Com. from the University of Toronto. He is Deferred Share Units Held: of Corporate Directors. 235,792 Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Total Value of Common Shares Chartered Accountant and holds the CFA designation. and DSUs(2): $2,509,670 • CEO/Senior Officer • Leadership • Human Resources/Executive Compensation • Corporate Governance • Risk Management Voting Results of 2018 Annual MeetingVotes ForPercentage of Votes For 197,904,406 98.98% 2018 Hudbay Board & Committee Membership2018 Attendance Board 15 of 15 meetings 100% Corporate Governance and Nominating Committee (Chair) 3 of 3 meetings 100% Other Public Board Directorships • DHX Media Ltd. (2018 to present) • Home Capital Group Inc. (2017 to present) • Extendicare Inc. (2016 to present)

 Toronto, Ontario, Canada Independent: Yes Bachelor of Arts degree in Economics from Williams College in Williamstown, Massachusetts. Ms. Kavanagh Areas of Expertise/Experience: 2 019 0$1 $*(0(1 7 ,1)25 0$7,21 & ,5&8/$5 _ 21 SARAH B. KAVANAGH INDEPENDENT Principal Occupation: Corporate Director Sarah Kavanagh is an experienced public company director. She has more than 30 years of capital markets experience and business leadership built over a long career in both senior investment banking and senior corporate financial roles in the United States and Canada. Ms. Kavanagh is a corporate director and a former Commissioner at the Ontario Securities Commission, where she served from 2011 to 2016. Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc. She has also held senior financial positions in the corporate sector. She was awarded a leadership award by Women in Capital Markets in 2008 and was recognized as one of Canada’s Most Powerful Women: Top 100 in the director category in 2015. Age: 62 Sarah currently serves as a director of Bausch Heath Companies, a director of WPT Industrial REIT, a director and Director Since: 2013 Chair of the Audit Committee of AST and AST (Canada) and a director and Chair of the Audit Committee of Sustainable Development Technology Canada. Common Shares Held(1): Nil Ms. Kavanagh graduated from Harvard Business School with a Masters in Business Administration and received a Deferred Share Units Held: completed the Directors Education Program at the Institute of Corporate Directors in 2011. 56,071 Total Value of Common • CEO/Senior Officer • Leadership Shares and DSUs(2): $535,482 • Finance and M&A • International Business • Human Resources/Executive Compensation • Corporate Governance • Risk Management • Legal/Regulatory Voting Results of 2018 Annual MeetingVotes ForPercentage of Votes For 199,718,043 99.89% 2018 Hudbay Board & Committee Membership2018 Attendance Board 15 of 15 meetings 100% Audit Committee (Chair) 6 of 6 meetings 100% Corporate Governance and Nominating Committee 3 of 3 meetings 100% Other Public Board Directorships • Bausch Heath Companies Inc. (2016 to present) • WPT Industrial Real Estate Investment Trust (2013 to present)

CARIN S. KNICKEL — INDEPENDENT



Golden, Colorado, United States

Age: **62**

Director Since: **2015**

Independent: **Yes**

Common Shares Held[1]: **26,825**

Deferred Share Units Held: **97,224**

Total Value of Common Shares and DSUs[2]: **$1,184,669**

Principal Occupation: Corporate Director

Carin S. Knickel has over 30 years' of experience in the energy industry, holding senior operating, planning and business development positions throughout her career in the US and Europe, and leading the integration of businesses, processes and people following transactions.

Carin spent over 30 years at ConocoPhillips, the world's largest independent exploration and production company, where she most recently served as Corporate Vice President, Global Human Resources from 2003 until her retirement in May 2012. She joined ConocoPhillips in 1979 and held various senior operating positions in wholesale marketing, refining, transportation and commercial trading as well as leadership roles in planning and business development throughout her career in the U.S. and Europe. She also transformed the human resources function from a disparate organization of five pre-merger companies to a global shared-service organization, delivering more than US$30 million in merger synergies. Prior to that, Carin held roles as President of Specialty Businesses where she managed a portfolio of technology-based businesses with revenues of US$2.1 billion, and also served as Vice President, Carbon Businesses, where she was appointed to lead a start-up carbon fiber business, overseeing the first US$200 million demonstration plant.

She currently serves as a director on the board of Vermilion Energy and Whiting Oil Company. She also serves as chair of the Colorado/Wyoming Chapter of the National Multiple Sclerosis Society. Carin holds a Bachelor of Science, Marketing from the University of Colorado and a Master of Science in Management from the Massachusetts Institute of Technology.

Areas of Expertise/Experience:

- CEO/Senior Officer
- Mining/Resource Industry
- Operations
- Human Resources/Executive Compensation
- Marketing
- Leadership
- Finance and M&A
- International Business
- Corporate Governance

Voting Results of 2018 Annual Meeting	Votes For	Percentage of Votes For
	197,039,225	98.55%

2018 Hudbay Board & Committee Membership	2018 Attendance	
Board	15 of 15 meetings	100%
Compensation and Human Resources Committee (Chair)	6 of 6 meetings	100%
Corporate Governance and Nominating Committee	1 of 1 meetings	100%
Environmental, Health, Safety and Sustainability Committee	3 of 3 meetings	100%

Other Public Board Directorships

- Vermillion Energy Inc. (2018 to present)
- Whiting Petroleum Corp. (2015 to present)
- Rosetta Resources Inc. (2012 to 2015)

COLIN OSBORNE — INDEPENDENT



Burlington, Ontario, Canada

Age: **54**

Director Since: **2018**

Independent: **Yes**

Common Shares Held(1): **25,000**

Deferred Share Units Held: **18,255**

Total Value of Common Shares and DSUs(2): **$413,091**

Principal Occupation: President and COO, Samuel, Son & Co.

Colin Osborne has over 30 years' experience in capital-intensive metals, mining and industrial manufacturing businesses. He is a seasoned executive with extensive experience providing leadership and direction in some of the most complex types of industrial and commodity-based businesses. He possesses a demonstrated track record of improving earnings and cash flow in highly-competitive environments.

Colin is President, Samuel Son and Co., one of North America's largest commodity metals supply chain, distribution and manufacturing companies, where he led the transformation of a multi-segment, $2.5 billion business, repositioned the leadership team, put plans in place to optimize the portfolio, and increased EBITDA by 35%. He joined Samuel Son & Co. in August 2015. From October 2007 through June 2015, Mr. Osborne was Chief Executive Officer and President of Vicwest Inc., and prior to that he was the Chief Operating Officer at Stelco Inc. where his duties included overseeing mining operations.

Mr. Osborne has 30 years of broad experience in the metals, mining and manufacturing industry. He has completed the Executive Program at Queen's University School of Business and holds a Bachelor of Engineering in Mining and Metallurgy from McGill University.

Areas of Expertise/Experience:

- CEO/Senior Officer
- Mining/Resource Industry
- Operations
- Environment, Health, Safety and Sustainability
- Corporate Governance
- Marketing
- Leadership
- Finance and M&A
- International Business
- Human Resources/Executive Compensation
- Risk Management

Voting Results of 2018 Annual Meeting	Votes For	Percentage of Votes For
	199,728,185	99.90%

2018 Hudbay Board & Committee Membership	2018 Attendance	
Board	11 of 11 meetings	100%
Audit Committee	4 of 4 meetings	100%
Technical Committee	4 of 4 meetings	100%

Other Public Board Directorships

- Strongco Corporation (2011 to 2015)
- Vicwest Corporation (2007 to 2015)

KENNETH G. STOWE — INDEPENDENT



Oakville, Ontario, Canada

Age: 67

Director Since: 2010

Independent: Yes

Common Shares Held[(1)]: 10,000

Deferred Share Units Held: 71,780

Total Value of Common Shares and DSUs[(2)]: $781,005

Principal Occupation: Corporate Director

Kenneth G. Stowe has more than 40 years of experience in the mining and natural resources sectors. Through his career he has successfully overseen a diverse assortment of mining operations in North and South America, Europe and Australia.

Kenneth served as President & CEO and Director for 12 years at Northgate Minerals. During his tenure, he oversaw the successful turnaround of the Kemess South open pit copper-gold mine in northern British Columbia and the acquisition and turnaround of the Fosterville gold mine in Bendigo, Australia. He has also worked in senior roles at Westmin Resources Ltd. and Diamond Fields Resources Inc. He spent the first 21 years of his career with Noranda Inc., holding positions of increasing responsibility in a number of operational, research and development and corporate roles.

Kenneth serves as a Director on the board of Alamos Gold Inc. He holds both a Bachelor of Science and a Master of Science in Mining Engineering from Queen's University. In 2006 he was the recipient of the Canadian Mineral Processor of the Year award.

Areas of Expertise/Experience:

- CEO/Senior Officer
- Mining/Resource Industry
- Operations
- Environment, Health, Safety and Sustainability
- Marketing
- Leadership
- Finance and M&A
- International Business
- Human Resources/Executive Compensation

Voting Results of 2018 Annual Meeting	Votes For	Percentage of Votes For
	197,004,350	98.53%

2018 Hudbay Board & Committee Membership	2018 Attendance	
Board	15 of 15 meetings	100%
Compensation and Human Resources Committee	6 of 6 meetings	100%
Technical Committee (Chair)	7 of 7 meetings	100%

Other Public Board Directorships

- Alamos Gold Inc. (2011 to present)
- Zenyatta Ventures Ltd. (2014 to 2017)

 General Manager and Executive Director of the Chelopech mine and, in November 2010, was appointed Executive Areas of Expertise/Experience: (new director nominee) Independent: Yes • Mining/Resource Industry • Operations • Environment, Health, Safety and Sustainability • Risk Management RICHARD HOWES INDEPENDENT Principal Occupation: President and Chief Executive Officer of Dundee Precious Metals Inc. Mr. Howes is the President and Chief Executive Officer of Dundee Precious Metals Inc. and a Professional Mining Engineer with over 37 years' experience in the mining industry. He is a visionary leader in mining, organizational innovation and transformation to create competitive advantage and was recognized as the Outstanding Innovator of 2016 by the International Mining Technology Hall of Fame. Throughout his career, Mr. Howes has been closely associated with the practices that make for world-class mining operations, including Inco’s North Mine which won the 2006 Ryan Award as the safest mine in Canada. His extensive industry experience includes progressive technical, operating, management and project roles in many of the largest underground mines and mining companies throughout Canada and internationally. Mr. Howes joined Dundee Precious Metals in early 2009 as Toronto, Ontario, Canada Vice President and Chief Operating Officer. In April 2013, he assumed the role of President and Chief Executive Age: 61 Officer. Director Since: N/A • CEO/Senior Officer • Leadership Common Shares Held(1): Nil • International Business • Government Relations Deferred Share Units Held: Nil Total Value of Common Shares and DSUs(2): Nil Other Public Board Directorships • Dundee Precious Metals Inc. (2012 to present)

 Age: 63 London in 1985. • Mining/Resource Industry • Operations Total Value of Common • Corporate Governance • Risk Management MICHAEL ANGLIN INDEPENDENT Principal Occupation: Corporate Director Michael Anglin brings over 30 years of experience in the base and precious metals industry, with a focus on South American and US operations and mine construction. He currently is the chair of the board of directors and member of the corporate governance and nominating committee of SSR Mining Inc. Mr. Anglin spent 22 years with BHP Billiton Ltd., most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008. During his tenure at BHP Billiton, Mr. Anglin was responsible for operations, business development and HSEC (health, safety, environmental and compliance), technical support, governance and business improvement within BHP Billiton’s Base Metals Business Group, and for the majority of BHP Billiton’s large-scale open pit copper mines in South Berkeley, California, United America. Mr. Anglin also has extensive experience in South American government and community relations. States Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and attained a Master of Science degree from the Imperial College in Director Since: N/A (new director nominee) Independent: Yes Areas of Expertise/Experience: Common Shares Held(1): Nil • CEO/Senior Officer • Leadership Deferred Share Units Held: Nil • International Business • Government Relations • Environment, Health, Safety and Sustainability • Human Resources/Executive Compensation Shares and DSUs(2): Nil • Marketing • Legal/Regulatory Other Public Board Directorships • SSR Mining Inc. (2008 to present)

DAVID SMITH — INDEPENDENT



West Vancouver, British Columbia, Canada

Age: **60**

Director Since: **N/A (new director nominee)**

Independent: **Yes**

Common Shares Held[(1)]: **Nil**

Deferred Share Units Held: **Nil**

Total Value of Common Shares and DSUs[(2)]: **Nil**

Principal Occupation: Corporate Director

David Smith is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector, with extensive international exposure.

Mr. Smith has more than 30 years of financial and executive leadership experience. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry with significant operations in Canada and South America, from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith has been involved in the acquisition, development, financing and operations of base/precious metal mines. During his tenure as a director at Nevsun Resources Ltd., he was the chair of the audit committee, member of the corporate governance committee and oversaw the strategic review leading to the C$1.8 billion takeover offer from Zijin Mining. In addition, while acting as a director at Dominion Diamond Corporation, he was chair of the audit committee and member of the compensation committee, and a member of the special committee that led the $1.2 billion sale to Washington Companies.

Mr. Smith currently is a director of Pretium Resources Inc. and is a member of the Board of Governors of Collingwood School. Mr. Smith is a Certified Public Accountant, and holds a bachelor's degree in business administration from California State University, Sacramento. He has also completed the Institute of Corporate Directors course, Directors Education Program.

Areas of Expertise/Experience:

- CEO/Senior Officer
- Mining/Resource Industry
- International Business
- Human Resources/Executive Compensation
- Corporate Governance
- Leadership
- Finance and M&A
- Government Relations
- Risk Management
- Legal/Regulatory

Other Public Board Directorships

- Pretium Resources Inc. (2017 to present)
- Nevsun Resources Ltd. (2017 to 2018)
- Paramount Gold Nevada Corp. (2015 to 2018)
- Dominion Diamond Corporation (2016 to 2017)

1. The Common Shares indicated for each Hudbay Nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at March 29, 2019. The information about Common Shares over which control or direction is exercised, not being within the knowledge of Hudbay, has been furnished by the respective Hudbay Nominee. Unless otherwise indicated, beneficial ownership is direct and the Hudbay Nominee has sole voting and investment power.
2. Based on the $9.55 closing price of Common Shares on the Toronto Stock Exchange on March 29, 2019.
3. Information regarding Mr. Anglin and Mr. Smith is based on the most recent available public information, as well as information provided by Waterton, and was not furnished by such individuals.

Majority Voting Policy

Pursuant to our Corporate Governance Guidelines (a copy of which can be found at Schedule “C”), we have adopted a majority voting policy governing the election of directors. Pursuant to such policy, a nominee proposed for election as a director who receives a greater number of votes “withheld” than votes “for” his or her election must immediately offer to tender his or her resignation (which would be effective upon acceptance by the Board) to the Chair of the Board. The CGN Committee will expeditiously consider, and make a recommendation to the Board whether to accept, that offer to resign. The Board of Directors will accept the offer to resign, absent exceptional circumstances, and within 90 days following the meeting of shareholders. The Corporate Governance Guidelines provide that a director who offers to tender his or her resignation in this context should not participate in the deliberations of the Board or any of its Committees pertaining to such resignation. This policy applies only in circumstances involving an uncontested election of directors, being one in which the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board. Because there are more director nominees than the number of directors to be elected at the Meeting (11), the majority voting policy will not apply to the Meeting.

Advance Notice By-Law

We have also adopted an advance notice by-law (a copy of which can be found at Schedule “B”), relating to our advance notice requirements for director elections. The Advance Notice By-Law sets out a clear framework for nominating directors in connection with a shareholder meeting and is similar to the advance notice by-laws adopted by many other Canadian public companies.

The purpose of the Advance Notice By-Law is to: (i) ensure that all shareholders receive adequate notice of director nominations and sufficient time and information regarding nominees to make informed voting decisions, and (ii) facilitate an orderly and efficient process for the election of directors. The Advance Notice By-Law sets deadlines by which shareholders must submit director nominations to us and sets forth the information that a nominating shareholder must provide to us for any director nominee to be eligible for election.

Pursuant to the Advance Notice By-Law, in the case of an annual shareholder meeting, notice must be given to us: (i) not less than 30 days prior to the date of the annual meeting, or (ii) if the meeting is to be held on a date that is less than 50 days after the first public announcement of the meeting date, not later than the close of business on the 10th day following such announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice must be given to us not later than the close of business on the 15th day following the first public announcement of the date of the special meeting.

Waterton complied with the Advance Notice By-Law when setting forth its nominees for election to the Board at the Meeting (the “Waterton Nominees”).

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, to the best of our knowledge, no Hudbay Nominee is, or has been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that was:

•                  subject to an order that was issued while the Hudbay Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

•                  subject to an order that was issued after the Hudbay Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as disclosed below, to the best of our knowledge, no Hudbay Nominee:

•                  is, or has been within the ten years before the date of this Circular, a director or executive officer of any company that, while the Hudbay Nominee was acting in that capacity, or within a year of the Hudbay

Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•                  has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Hudbay Nominee.

As disclosed in the Waterton Circular, Mr. Anglin was a director of EmberClear Corp. until September 8, 2014. EmberClear Corp. was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear Corp.’s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management’s discussion and analysis filing. The cease trade orders against EmberClear Corp. were revoked in January 2015. Mr. Anglin also serves as Chairman of Laguna Gold Limited, a private Australian company that was put into receivership on December 18, 2018.

Penalties or Sanctions

To the best of our knowledge, no Hudbay Nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for the Hudbay Nominee.

The Board unanimously recommends that you use the

GREEN Proxy

to vote “FOR” the election of each of the Hudbay Nominees.

Waterton Nominees

In addition to certain of the Hudbay Nominees, in the Waterton Circular, Waterton proposed eight Waterton Nominees for election at the Meeting. As discussed earlier in this Circular, our Board has determined that Messrs. Anglin and Smith, each of whom is a Waterton Nominee, could complement the composition of our Board and contribute to its effectiveness, and, as such, our Board has decided to nominate each of Messrs. Anglin and Smith, along with Mr. Howes, for election as part of its ongoing commitment to renewal and in the interest of achieving a reasonable compromise that appropriately balances Waterton’s interests, as a 12% shareholder, with the best interests of Hudbay and all of its shareholders. If any of the Waterton Nominees are elected to the Board, such nominees will serve as directors of Hudbay until the next annual general meeting of shareholders or until their successors are elected or appointed.

Other than the information that we received from Waterton on March 13, 2019 or as set out in the Waterton Circular, which is reproduced as in Schedule E’’ attached hereto, we have not received any other information from Waterton regarding the Waterton Nominees for inclusion in this Circular. Furthermore, Waterton has not provided us with information regarding the Waterton Nominees’ plans for Hudbay, which individuals would comprise the committees of the Board, or who would become the officers of Hudbay.

3. APPOINTMENT  OF AUDITOR

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005. For the year ended December 31, 2018, Deloitte was paid $1,972,713 for audit services and $123,600 for audit-related services. Deloitte was not paid any fees for tax-related or other services in 2018. All non-audit services provided by Deloitte are subject to pre- approval by our Audit Committee. Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2018 under the heading “Audit Committee Disclosure”. Our Annual Information Form may be found on our website at www.hudbay.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Board unanimously recommends that you use the

GREEN Proxy

to vote “FOR” the appointment of Deloitte as Hudbay’s auditor and the authorization of the Board, upon the recommendation of the Audit

Committee, to fix the auditor’s remuneration.

4. ADOPTION OF THE ADVANCE NOTICE BY-LAW

Effective February 19, 2019, the Board adopted the Advance Notice By-Law, relating to advance notice requirements for director elections. A copy of the Advance Notice By-law was filed on SEDAR at www.sedar.com on February 19, 2019 and can be found at Schedule “B” to this Circular. The Advance Notice By-Law sets out a clear framework for nominating directors in connection with a shareholder meeting and is similar to the advance notice by-laws adopted by many other Canadian public companies.

Purpose of the Advance Notice By-Law

The Board is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice By-Law is to: (i) ensure that all shareholders receive adequate notice of director nominations and sufficient time and information regarding nominees to make informed voting decisions, and (ii) facilitate an orderly and efficient process for the election of directors. The Advance Notice By-Law sets deadlines by which shareholders must submit director nominations to us and sets forth the information that a nominating shareholder must provide to us for any director nominee to be eligible for election.

Terms of the Advance Notice By-Law

The following is a summary of the Advance Notice By-Law and is qualified in its entirety by the full text of the Advance Notice By-Law. Readers should carefully review Schedule “B” of this Circular in its entirety.

Among other things, the Advance Notice By-Law fixes a deadline by which holders of record of Common Shares must submit director nominations to our secretary prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to our secretary for an effective nomination to occur. No person will be eligible for election as a director of the company unless nominated in accordance with the provisions of the Advance Notice By-Law.

In the case of an annual shareholder meeting, notice must be given to us: (i) not less than 30 days prior to the date of the annual meeting, or (ii) if the meeting is to be held on a date that is less than 50 days after the first public announcement of the meeting date, not later than the close of business on the 10th day following such announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice must be given to us not later than the close of business on the 15th day following the first public announcement of the date of the special meeting.

The Board may, in its sole discretion, waive any requirement of the Advance Notice By-Law.

In order for the Advance Notice By-Law to remain in effect following termination of the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass, with or without amendment, an ordinary resolution, in the form set out in Schedule “A” to this Circular, confirming the adoption of the Advance Notice By-Law. A copy of the Advance Notice By-Law is attached as Schedule “B” to this Circular.

The Board unanimously recommends that you use the

GREEN Proxy

to vote “FOR” the adoption of the Advance Notice By-Law.

In order to be effective, the resolution to adopt the Advance Notice By-Law must be approved by not less than a majority of the votes cast by the shareholders of Hudbay who vote in respect of the resolution.

5. SAY ON PAY ADVISORY VOTE

Hudbay’s compensation model is designed to: (i) provide competitive compensation to attract and retain talented high-achievers and appropriately incent them to achieve our strategic and operational objectives; and (ii) align the interests of our executives with the long-term interests of our shareholders. Detailed disclosure of Hudbay’s executive compensation program generally, and in respect of 2018, can be found under the heading “Statement of Executive Compensation” found later in this Circular.

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback from shareholders on our approach to executive compensation. As a formal opportunity to provide their views on the disclosed objectives of Hudbay’s compensation model, shareholders are asked to review and vote in a non-binding, advisory manner, on the following resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular.”

As an advisory vote, the resolution will not be binding on the Board. However, the Compensation and Human Resources Committee and the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with Hudbay’s compensation philosophy (see the “Statement of Executive Compensation” for details).

Hudbay will disclose the results of the Say-on-Pay advisory vote as part of its report on voting results for the meeting.

The Board unanimously recommends that you use the

GREEN Proxy

to vote “FOR” the advisory resolution approving our approach to executive compensation.

STATEMENT OF  CORPORATE  GOVERNANCE PRACTICES

Our Board believes that sound corporate governance practices are essential to the effective management of Hudbay and the protection of its employees, shareholders and other stakeholders. Our Board oversees the management of our business and affairs with a view to ensuring that shareholder value is enhanced and the highest standards of ethical and responsible conduct are adhered to.

Our Board has adopted corporate governance policies and procedures to assist it in fulfilling this strategic oversight role. The Board fulfills its mandate directly and through its Committees. The directors are kept informed of our operations at regular and special Board and Committee meetings as well as through reports and discussions with management. We believe Hudbay is best served by a Board that functions independently of management and is informed and engaged.

We regularly monitor our corporate governance policies and procedures with a view to ensuring that they continue to guide the Board and management to act in the best interests of Hudbay and our shareholders and other stakeholders.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule “C” to this Circular and can be viewed at our website at www.hudbay.com. The following is a description of Hudbay’s corporate governance practices as approved by the Board.

Highlights of Hudbay’s Corporate Governance Practices

•                  Board Independence: the Chair and all of Hudbay’s directors, other than Mr. Hair, are independent; the Committees of the Board are comprised entirely of independent directors; and independent directors meet without management present at all regular Board meetings.

•                  Gender and Diversity: Hudbay has a written policy for the identification and nomination of director candidates who are diverse in all respects, including gender, and 33% of our independent directors are women.

•                  Majority Voting and Advance Notice: Hudbay has adopted a majority voting policy and advance notice by-law governing the election of directors and the advance notice requirements for such elections.

•                  Board Composition and Skills: the Board has developed a skills matrix that is used by the CGN Committee to evaluate the current composition and strengths of the Board as well as the skills and experience that should be sought in new director nominees.

•                  Board Renewal: the Board is focused on renewal, as evidenced by the addition of six new independent directors in the last six years, and the inclusion of three new independent director nominees (two of whom are Waterton Nominees) on Hudbay’s GREEN proxy.

•                  Director Education: the Board regularly receives presentations on educational topics and strategy  and visits our operations and  key development  projects.

•                  No Overboarding: the Chair of the Board must approve any other directorships held by our directors and none of our directors currently sit on the board of more than three other reporting issuers.

•                  No Interlocking Directorships: directors are prohibited from having more than one interlocking directorship without the approval of the CGN Committee. None of our directors currently have an interlocking  directorship.

•                  Ethical Business Conduct: Hudbay is committed to conducting business honestly, ethically and fairly and has adopted a Code of Business Conduct and Ethics, a Statement on Anti-Corruption, a Global Supplier Due Diligence Policy and a Supplier Code of Conduct and Ethics and regularly carries out certification and training programs with regard to its key compliance policies.

•                  Disclosure Policy: Hudbay has a Disclosure Policy that requires the company to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis. Hudbay’s Disclosure Committee reviews and supervises the preparation of all public disclosure and is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy.

•                  Risk Management: Hudbay has a formalized risk management program that has been approved by the Board, on the recommendation of the Audit Committee. As part of this process, the Board and its Committees receive quarterly risk reporting from management and plans are in place to monitor, manage and report on the principal risks. In addition, Hudbay has an internal audit function that is responsible for establishing a flexible, risk-based annual audit plan and reports to the Audit Committee.

•                  Transparent Executive Compensation: as discussed in detail in our “Statement of Executive Compensation”, the Board is committed to good governance, transparent disclosure and enhanced dialogue with our shareholders regarding our executive compensation program and has adopted a number of policies with this in mind.

•                  Succession Planning: Hudbay has a formal process for succession planning for its executive officers, including regular review by the Compensation and Human Resources Committee of the Board’s succession plans for the CEO and management’s succession plans for other executives.

Board of Directors: The Role of the Board

The Board mandate has been formalized in a written Board Charter that sets out specific responsibilities, which include:

•                  reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

•                  reviewing the principal strategic, operational, reporting and compliance risks for Hudbay and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

•                  ensuring, with the assistance of the CGN Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the CGN Committee;

•                  ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;

•                  assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation and Human Resources Committee;

•                  ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

•                  reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies. To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

With the assistance of the CGN Committee, the Board has considered the relationship to Hudbay of each of the Hudbay Nominees for election by the shareholders and has determined that ten of the eleven directors nominated for election at the Meeting are independent. The following table sets out the relationship of the Hudbay Nominees.

Name	Independent	Not Independent	Reason for Non-Independent Status
A. E. Michael Anglin	✓
Carol T. Banducci	✓
Igor A. Gonzales	✓
Alan Hair		✓	President and Chief Executive Officer of Hudbay
Richard Howes	✓
Alan R. Hibben	✓
Sarah B. Kavanagh	✓
Carin S. Knickel	✓
Colin Osborne	✓
David Smith	✓
Kenneth G. Stowe	✓

Restrictions on Board Membership at Other Entities

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on the board of another reporting issuer), without the approval of our CGN Committee. Currently, none of our directors sit together on the board of directors of any other reporting issuer.

Our Corporate Governance Guidelines do not restrict the number of public company boards on which our directors may sit. However, our Code of Business Conduct and Ethics requires that the Chair approve any other directorships held by our directors. In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, none of our directors sit on the boards of more than three other reporting issuers.

For more information about the Hudbay Nominees for election at the Meeting, including a listing of the reporting issuers on whose boards the Hudbay Nominees sit, see above under the heading “Election of Directors - Hudbay Nominees for Election as Directors”.

Independent Chair

In addition to having a majority of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management. Those procedures include having a Chair who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management. The responsibilities of the Chair include acting as a liaison between the Board and the Chief Executive Officer, working with the Chief Executive Officer to ensure that the Board is appropriately involved in approving and supervising Hudbay’s strategy and recommending procedures to enhance the work of the Board. The Board has also adopted a position description for the Chair of each of the Board Committees. The Board Chair works with the Chairs of the Committees to assist them in carrying out their roles and responsibilities as detailed in their respective position descriptions and Committee charters. The full position descriptions of the Board Chair and the Chair of each Committee, including a complete list of their responsibilities, which have been approved by the Board, are available on our website at www.hudbay.com.

CEO Position Description

The Board has approved a position description for the Chief Executive Officer (available on our website at www.hudbay.com), which delegates to the CEO the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management’s current and proposed courses of action. The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Hudbay.

Board Composition and Skills

The CGN Committee, which is composed entirely of independent directors, assists the Board in identifying skills and areas of expertise that are desirable to add to the Board, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the Chair of each Committee. In doing so, the CGN Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees. The following Board skills matrix sets out the skills and expertise that the Board considers important to fulfill its oversight role in respect of Hudbay, the specific skills and expertise of each Hudbay Nominee and reflects the current strengths of the Board as a whole.

	Carol Banducci	Igor Gonzales	Alan Hair	Alan Hibben	Sarah Kavanagh	Carin Knickel	Colin Osborne	Kenneth Stowe	Richard Howes	Michael Anglin	David Smith	Total
CEO/Senior Officer	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	100%
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	100%
Mining/Resource Industry	✓	✓	✓			✓	✓	✓	✓	✓	✓	82%
Finance and M&A	✓		✓	✓	✓	✓	✓	✓			✓	73%
Operations		✓	✓			✓	✓	✓	✓	✓		64%
International Business	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	100%
Government Relations		✓	✓						✓	✓	✓	45%
Environment, Health, Safety and Sustainability		✓	✓				✓	✓	✓	✓		55%
Human Resources/ Executive Compensation	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	91%
Corporate Governance	✓			✓	✓	✓	✓			✓	✓	64%
Risk Management	✓	✓	✓	✓	✓		✓		✓	✓	✓	82%
Marketing		✓	✓			✓	✓	✓		✓		55%
Legal/Regulatory			✓		✓					✓	✓	36%

Each director is required to complete a self-assessment of his or her skills and such data is compiled into the matrix. In the case of Messrs. Anglin and Smith, the CGN Committee has completed the skills matrix based on the CGN Committee’s due diligence in respect of each nominee, including the skills and expertise that have been disclosed by each of them in publicly filed documents. The Board skills matrix is maintained to identify and evaluate the competencies and skills of its members based on the individual experience and background of each director and to identify areas for strengthening the Board, if any, and address them through the recruitment of new members.

In assessing individual Hudbay Nominees, the CGN Committee considers, in addition to the skills and expertise highlighted in the Board skills matrix, the following criteria: (i) judgment and character; (ii) diversity of the Board, including diversity of gender, viewpoints, backgrounds, experiences and other demographics; and (iii) the extent to which the interplay of a Hudbay Nominee’s expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

Board and Committee Evaluations

Annually, under the supervision of the CGN Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board and its Committees. As part of this process, each director is interviewed by a member of the CGN Committee to assess the performance of the Board and the individual directors, the independence of the Board, its relationship with senior management, the performance of the Chair and any other issues of concern. The results of these interviews are then reviewed by the CGN Committee, which reports to the full Board. Members of each Committee are also required to complete questionnaires that deal with the performance of the Committee and its Chair and ask the Committee members to raise any matters of concern. The results of these questionnaires are discussed during in camera sessions of the Committees.

Focus on Board Renewal; Age and Term Limits

We do not have age or term limits for service on the Board. Instead, the Board focuses on renewal, as evidenced by our addition of six new independent directors in the last six years, and the inclusion of three new independent director nominees (two of whom are Waterton Nominees) on Hudbay’s GREEN proxy. As part of this focus on board renewal, the Board is vigilant in monitoring the performance of each director and will ask directors who are no longer able to contribute effectively to step down from the Board. As a result of this process, the average tenure of our current Board members is six years and, if the Hudbay Nominees are all elected, following the Meeting the average tenure of our directors will be four years.

Board and Committee Meetings and Attendance

The Board meets a minimum of four times per year and as otherwise required. Typically, each committee of the Board meets at least four times each year, or more frequently as deemed necessary by the applicable committee. The frequency of meetings and nature of each meeting agenda depend on the business and affairs that Hudbay faces from time to time. The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2018 for those directors elected in 2018. All meetings were 100% attended, with the exception that each of Alan Hair and Igor A. Gonzales did not attend one Board meeting.

	Board of Directors	Audit Committee	Compensation & Human Resources Committee	Corporate Governance & Nominating Committee	EHSS Committee	Technical Committee	Totals
Directors	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Overall % Attendance
Carol T. Banducci	15 of 15	6 of 6	—	—	2 of 2	—	23	100%
Alan Hair	14 of 15	—	—	—	—	—	14	93%
Igor A. Gonzales	14 of 15	—	—	—	5 of 5	7 of 7	26	96%
Alan R. Hibben	15 of 15	—	—	3 of 3	—	—	18	100%
W. Warren Holmes	15 of 15	—	—	2 of 2	2 of 2	7 of 7	26	100%
Sarah B. Kavanagh	15 of 15	6 of 6	—	3 of 3	—	—	24	100%
Carin S. Knickel	15 of 15	—	6 of 6	1 of 1	3 of 3	—	25	100%
Alan J. Lenczner	15 of 15	6 of 6	6 of 6	—	—	—	27	100%
Colin Osborne	11 of 11	4 of 4	—	—	—	4 of 4	19	100%
Kenneth G. Stowe	15 of 15	—	6 of 6	—	—	7 of 7	28	100%

In Camera Sessions without Management

The independent members of the Board meet without management in in camera sessions at all regular Board meetings. During the year ended December 31, 2018, the Board held in camera sessions of the independent directors at nine Board meetings. In addition, all of the committees hold in camera sessions without the presence of management at each regular meeting.

Director Orientation and Continuing Education

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Hudbay and its business. New directors are provided with a comprehensive manual which includes, among other things, information about the duties and obligations of directors (including copies of the Board Charter, Committee charters and Hudbay policies), descriptions of our organizational structure, operations and compensation plans, and copies of our most recent core public disclosure documents. New directors are expected to meet with members of senior management and attend site visits at our key properties within a short period after joining the Board, and new directors are invited to sit in on meetings of Committees of which they are not a member to get a sense of how these Committees operate.

Our directors are encouraged to attend third party educational programs. In addition, we frequently include a director education topic on the agenda at Board meetings and dinners. This typically involves presentations to the Board by members of management and third party advisers in respect of our business and operations, corporate development, strategy, legal and regulatory matters, corporate social responsibility and industry trends and practices. In 2018, our directors participated in the following education-related activities:

•                  Constancia site visit: members of our Technical Committee attended a site visit at the Constancia mine in October 2018, where they met with senior operations personnel, received presentations on optimization initiatives and toured the operations.

•                  Manitoba site visit: Two of our independent directors, Warren Holmes and Carol Banducci, along with Alan Hair, attended a site visit at our Manitoba operations in July 2018, where they toured our 777 mine and surface facilities and attended the closing ceremonies for the Reed mine.

•                  Education and Strategy Presentations: Among the presentations to our Board in 2018 were a presentation on Hudbay’s zinc plant strategy (February 2018), corporate strategic planning (July 2018) and innovation in mineral processing (October 2018).

Diversity Policy

Our Corporate Governance Guidelines (a copy of which can be found at Schedule “C”) include a written policy for the identification and nomination of director candidates who are diverse in all aspects, including gender. Pursuant to our Corporate Governance Guidelines, in assessing individual director nominees, the CGN Committee considers, among other things, diversity, including diversity of gender. Search consultants, when engaged by Hudbay, are instructed by the CGN Committee to have broad selection criteria that include a mix of skills and expertise, and to identify candidates based on diversity of gender, age, ethnicity and geographic background.

The Board recognizes the value of having directors with diverse attributes on the Board and is committed to ensuring that there is increased representation of women on the Board. There are currently three female directors on the Board (representing 33% of our independent directors) and the Board is actively exploring ways to increase the visibility of these female directors within the company to further its objectives with respect to diversity and female representation more broadly across the organization. The Board, however, has not established fixed targets regarding female representation on the Board or in executive officer positions. The Board believes that establishing quotas or taking a formulaic approach does not necessarily result in the identification or selection of the best candidates.

In addition to the expertise and experience required, management considers the representation of women when making recommendations to the Board on executive officer appointments and the Board considers both the level of female representation and diversity as essential considerations in the selection process for executive officers.

Hudbay measures the effectiveness of its diversity policy by looking at the increase in female representation on the Board and in executive positions over time, including, for example, the appointments of Sarah B. Kavanagh, Carin S. Knickel and Carol T. Banducci to the Board in 2013, 2015 and 2017, respectively.

During this same period, three women were appointed to the senior management team. The CGN Committee is responsible for ensuring that the objectives of our diversity policy are applied in identifying and evaluating candidates for Board and executive leadership positions. In addition to gender, our diversity policy requires consideration of diversity of viewpoints, backgrounds, experience and other demographics.

The number and percentage of our current directors and executive officers who are women is as follows:

Female representation	Number of Women	Total Number	Percentage
Board of Directors	3	10	30%
Executive Officers	2	14	14%

HudBay Peru SAC, a major subsidiary of Hudbay, does not have any directors and none of its current executive officers are women.

Committees of the Board

The Board has established five standing Committees to assist it in discharging its mandate. The roles of the Committees are outlined below and their charters may be viewed on our website at www.hudbay.com.

Independence of Committees

The members of the Board’s Committees are appointed by the Board upon the recommendation of the CGN Committee. All of our directors who are currently members of Committees of the Board are independent directors within the meaning of applicable securities laws and the categorical standards set out in our Corporate Governance Guidelines.

Audit Committee

Members: Sarah B. Kavanagh (Chair), Carol T. Banducci, Alan J. Lenczner and Colin Osborne.

The duties of the Audit Committee include making recommendations to the Board with respect to our quarterly and annual financial results, including management’s discussion and analysis thereof, and reporting to the Board any issues of which the Audit Committee is aware respecting the quality or integrity of our financial statements, any significant financial reporting issues and judgments made in connection with the preparation of our financial statements and the adequacy of our internal controls. The Audit Committee also oversees the performance of our independent auditor and the scope of its audit, as well as our internal audit function and our enterprise risk management and insurance programs. The Audit Committee receives regular reports from management on internal audit, risk management, tax strategy, insurance, litigation, compliance with our Code of Business Conduct and Ethics (the “Code”), pension matters and other matters. In addition, the Audit Committee is responsible for overseeing investigations relating to any complaints received by our third party whistleblower service and for ensuring that appropriate resources are allocated to such investigations.

In 2018, the Audit Committee’s activities also included:

•                  overseeing various information technology initiatives;

•                  receiving presentations on enterprise risk management, the implementation of IFRS 16 (Leases), our Peruvian anti-corruption program and various pension and insurance matters; and

•                  overseeing the de-risking of our defined benefit pension plan through an annuity purchase.

The Audit Committee meets at least quarterly and meets separately with senior management periodically, and with the independent auditor and internal audit group as appropriate. All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present, a session at which the head of internal audit is present with the Audit Committee without other members of management present and a session at which only the independent auditor is present with the Audit Committee.

None of the members of the Audit Committee may serve on the audit committee of more than three reporting issuers in addition to Hudbay without the prior approval of the Audit Committee, the CGN Committee and the Board. No member of the Audit Committee serves on the audit committee of more than three other reporting issuers.

Information about the remuneration of the independent auditor for the last two years is contained in Hudbay’s Annual Information Form (“AIF”) for the year ended December 31, 2018 under the heading “Audit Committee Disclosure” and a copy of the Audit Committee’s charter is attached as Schedule “C” to the AIF. Our AIF may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Compensation and Human Resources Committee

Members: Carin S. Knickel (Chair), Alan J. Lenczner and Kenneth G. Stowe.

The Compensation and Human Resources Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, officer appointments, performance evaluations and compensation of senior management, senior management succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and plans involving share issuances and share unit awards and share ownership guidelines.

In 2018, the Committee oversaw the development and implementation of a TSR modifier, which varied long- term incentive grants by up to +/-20% based on our performance against a custom peer group, and enhanced our corporate scorecard used for compensation purposes by clarifying objective and subjective performance  measures.

For a detailed discussion of the role of the Compensation and Human Resources Committee and its activities in 2018 see “Statement of Executive Compensation”.

Corporate Governance and Nominating Committee

Members: Alan R. Hibben (Chair), Sarah B. Kavanagh and Carin S. Knickel.

The CGN Committee makes recommendations to the Board as to the size of the Board, standards for director independence, nominees for election as directors, the composition of Committees and the development of appropriate corporate governance policies and guidelines. In addition, it is responsible for administering the Code and the Confidentiality and Insider Trading Policy, assisting the Board and the Committees in their annual review of their performance, reviewing the relationship between the Board and senior management and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The CGN Committee views its most important role as assessing the Board’s ability to make effective decisions and to ensure the effective governance of Hudbay.

In 2018, the CGN Committee’s activities also included overseeing the Board’s ongoing succession planning, which resulted in the appointment of Colin Osborne to the Board in May 2018 and the nomination of Richard Howes for election to the Board at the Meeting.

Environmental, Health, Safety and Sustainability Committee

Members: W. Warren Holmes (Chair), Carol T. Banducci and Igor A. Gonzales.

The purpose of the Environmental, Health, Safety and Sustainability Committee (the “EHSS Committee”) is to assist the Board in discharging its responsibilities relating to its oversight of our policies, programs and systems relating to the environment, health, safety and sustainability, and monitoring legal and regulatory issues to ensure our compliance with applicable legislation, rules and regulations and management best practices.

The EHSS Committee receives quarterly reports from management, which include reports on health and safety incidents that occurred during the quarter across all of our operations, as well as measures taken to reduce the likelihood of such incidents occurring in the future, any non-compliance with applicable environmental regulations, and any internal and external environmental, health and safety audits conducted during the quarter. The EHSS Committee also receives regular reports on the management systems at our operations and reviews and recommends our annual corporate social responsibility report for approval.

In 2018, the EHSS Committee’s activities also included receiving reports from management on the Manitoba First Nations engagement strategy, pending changes to the Canadian environmental assessment regime, ground stability in Manitoba, tailings governance and vehicle safety initiatives in Peru.

Technical  Committee

Members: Kenneth G. Stowe (Chair), Igor A. Gonzales, W. Warren Holmes and Colin Osborne.

The Technical Committee assists the Board in its oversight of technical and operational matters, including receiving regular updates from management on key technical and operational issues and initiatives, overseeing reserve and resource calculations, reviewing operational budgets, receiving reports on production and cost performance, assessing our systems and processes for reviewing technical risks and technical controls in place at our operations, and discussing with management the technical merits of proposed acquisition targets and significant operational initiatives proposed to be undertaken.

In 2018, the Technical Committee’s activities also included receiving reports from management on the Lalor gold project, geotechnical monitoring at Constancia, cost control initiatives and various business development and exploration opportunities.

In addition to its standing Committees, in November 2018, the Board established a temporary special committee (the “Special Committee”) in response to demands made by Waterton. The members of the Special Committee are Alan R. Hibben, Carol T. Banducci and Sarah B. Kavanagh. The Special Committee has been delegated responsibility to consider and respond to, and report to the Board on, shareholder activism initiatives.

Succession Planning for Executive Officers

Hudbay has a formal process for succession planning for its executive officers. At its meeting on November 30, 2018, the Compensation and Human Resources Committee received a detailed report from management on succession planning for executives based on certain requisite organization principles that had been implemented by management as part of an organizational effectiveness initiative. When discussing succession planning, the Chief Executive Officer is solicited for his input on succession planning for his direct reports and other executives. CEO succession planning is discussed during in camera meetings of the Compensation and Human Resources Committee and the full Board. At these meetings, the Compensation and Human Resources Committee and Board consider candidates with long-term potential to serve as Hudbay’s CEO and they also identify candidates who could step into the role immediately in the event the CEO departs unexpectedly.

Ethical Business Conduct

As part of its commitment to maintaining the highest ethical standards, the Board has the Code which applies to all of our directors, officers and employees, our subsidiaries and affiliates and other persons in similar relationships with those entities. The Code addresses matters such as compliance with laws, conflicts of interest, confidential information, protection and proper use of Hudbay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour, including laws prohibiting improper payments to government officials.

In addition, the Board has adopted a Certification Policy, in accordance with which new employees and directors must read the Code when hired or appointed and acknowledge that they will abide by the Code. The Certification Policy also   requires  that  all  directors,  officers  and  all  active  employees  across  the organization certify their understanding of the Code and acknowledge that they will abide by the Code on an annual basis. We also regularly conduct training sessions across the organization relating to applicable laws prohibiting bribery, to ensure that employees, especially those who may interact with government and other third parties, understand such laws and know how to comply with them. In 2018, we completed an online certification in which all active employees were provided copies of the Code and our key compliance policies (including anti-corruption policies), and asked to e-sign the policies to certify their compliance therewith. We also required all active employees across the organization to complete an online anti-harassment and discrimination training program.

The Board has also adopted a Statement on Anti-Corruption to further demonstrate our commitment to conducting business honestly, ethically and in compliance with the laws of the jurisdictions in which we operate and have assets. In addition, our Global Supplier Due Diligence Policy, adopted in 2015, and our Supplier Code of Conduct and Ethics, adopted in March 2017, are intended to ensure that we and our subsidiaries transact with suppliers who share our expectations for ethical conduct.

We encourage personnel who become aware of a conflict or potential conflict or departure from the Code to bring it to the attention of a supervisor or department head. The Board has adopted a policy (the “Whistleblower Policy”) for employees and others to report concerns regarding, among other things, violations of the Code or anti-bribery legislation or concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters. These concerns may be reported to the Chair of the Audit Committee, who will promptly conduct or mandate an individual, who may be a member of senior management or another person, to conduct a thorough investigation of the complaint. In addition, under the Whistleblower Policy, Hudbay has a third party hotline and website that allows individuals to report any concerns about inappropriate business conduct confidentially and anonymously. These concerns can be reported online, by mail or by phone.

The Board, through the Audit Committee, monitors compliance with the Code. Hudbay’s Vice President and General Counsel provides day-to-day management over Hudbay’s global compliance with the Code and other core policies, including management of our Whistleblower Policy and program, and reporting quarterly on such matters to the Audit Committee.

Any waivers of the Code for directors or members of senior management may only be granted by the Board. The Board did not grant any waivers of the Code in 2018. In the unlikely event of such a waiver, it will be disclosed to shareholders as required by applicable law.

A copy of the Code may be accessed on our website at www.hudbay.com or on Hudbay’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Copies of the Whistleblower Policy, Supplier Code of Conduct and Ethics and the Statement on Anti-Corruption may be accessed on our website at www.hudbay.com.

Disclosure Policy

In addition to our timely and continuous disclosure obligations under applicable law, we have a formal policy for dealing with analysts, shareholders and the financial press. Our Disclosure Policy is intended to ensure that we provide timely disclosure of material information in a manner that is broadly accessible on a non- exclusionary basis by all market participants.

Hudbay’s management has established a Disclosure Committee that is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy and otherwise in accordance with applicable securities laws. The members of the Disclosure Committee include the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President and Chief Operating Officer, the Senior Vice President, Corporate Development and Strategy, the Vice President and General Counsel, the Director, Investor Relations and such other members of senior management as shall be deemed appropriate from time to time by the Disclosure Committee.

The Disclosure Committee reviews and supervises the preparation of all news releases and public filings prior to their release and assists Hudbay management with their evaluation of the effectiveness of our disclosure controls.  In addition, the Audit Committee reviews all material disclosure items and all news releases and public filings disclosing Hudbay’s financial performance, and ultimately recommends such disclosure for final approval by the Board.

Strategic Planning and Risk Management

A key element of the Board’s responsibilities is to review Hudbay’s principal strategic, operational, reporting and compliance risks and to oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

The Board is ultimately responsible for providing overall governance of the risk management function, by approving the risk management policy and assessing the risk associated with Hudbay’s strategy and corporate objectives, ensuring senior management has instituted processes to identify and inform the Board of material risks the company faces, and overseeing management of top-tier risks through quarterly risk reporting (including the trends and potential impact of such risks) provided by management to the Board and its committees, as appropriate.

The Audit Committee is responsible for assisting the Board and its Committees in their oversight and evaluation of the risk management process. In this capacity, the Audit Committee is responsible for, among other things, recommending to the Board for approval a policy that sets out the risk philosophy of the company, approving a formalized, disciplined and integrated risk management process that is developed by senior management and, as appropriate, the Board and its Committees, to monitor, manage and report principal risks, reviewing the quarterly risk reporting provided by the risk management team and meeting with management to review and discuss management’s timely identification of the most significant risks. Among its responsibilities, management is responsible for the effective and timely management of risks and for creating a supportive environment that encourages risk management practices.

The head of internal audit is responsible for establishing a flexible, risk-based annual audit plan to determine the priorities of the internal audit function, consistent with Hudbay’s strategic plan and aligned with the enterprise risk management program, including but not limited to risk registers and risk appetite and tolerance levels. The Audit Committee approves the annual internal audit plan.

Shareholder  Engagement

We communicate with our shareholders in a wide variety of ways, including through our website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with our shareholders. We also hold conference calls in respect of quarterly earnings releases and major corporate developments and such calls are open to be heard by the public. Details of the notice of time, place, general substance and method of accessing any such call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated.

The Board of Directors is committed to engaging in constructive communications with our shareholders and the Board has adopted a Shareholder Engagement Policy, which is available on our website at www.hudbay.com. In addition to our annual general meeting during which all shareholders have the opportunity to interact with our directors, the policy expresses our directors’ interest in meeting with key shareholders to discuss specific matters of mutual interest and concern. Shareholders may also initiate communication directly with the Board by contacting our Chair by mail or email at:

Hudbay Minerals Inc.

Attention: Chair of the Board

25 York Street, Suite 800

Toronto, Ontario, Canada M5J 2V5

Email: chair@hudbay.com

In 2018, our Board Chair and the Chair of our Compensation and Human Resources Committee proactively reached out to and met with certain of our largest shareholders to discuss our corporate governance, strategy and executive compensation. This process commenced before Waterton announced its activist intentions on October 4, 2018. Since that date, our Chair and other members of our Board and management team have been in frequent contact with many of our shareholders and remain committed to constructive engagement with all shareholders.

The New York Stock Exchange Corporate Governance Listing Standards

We, as a “foreign private issuer” in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange (“NYSE”) Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A-3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between our corporate governance practices and the NYSE listing standards; (iii) the requirement (Section 303A.12(b)) that our CEO notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A-3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member’s independence.

As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at www.hudbay.com.

STATEMENT OF EXECUTIVE  COMPENSATION

MESSAGE FROM THE CHAIR OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

Fellow Shareholders,

The Compensation and Human Resources Committee is pleased to provide you with an overview of Hudbay’s performance in 2018 and a summary of our approach to determining the compensation of our executives. Last year our advisory shareholder vote on executive compensation received approval from 94% of our shareholders. We appreciate the support for our programs and continue to fine tune them, as you will note below, to align with the shareholder experience.

Hudbay’s 2018 Performance

Notwithstanding the challenging market conditions for base metals producers in 2018, Hudbay enjoyed strong operating performance. We met or exceeded our production guidance and generated significant cash flow from our operations. Our cost performance was disappointing in 2018, reflecting increased prices for consumables, labour costs and operational challenges in Manitoba, especially at our 777 mine.

While the permitting process for our Rosemont project in Arizona took longer than expected, we were very pleased to receive our key outstanding water permit in March 2019 and we are continuing to negotiate with a local community in Peru for access to our Pampacancha deposit.

Perhaps the most noteworthy element of our performance in 2018 was our safety record in Peru and Manitoba, where we significantly outperformed our 3-year average at both operations. In terms of growth, we made significant progress toward unlocking the value of our gold and copper-gold resources at Lalor and substantially increased our copper resources with the acquisition of the Ann Mason project in Nevada.

2018 Compensation Decisions and Outcomes

Throughout late 2017 and early 2018, Hudbay’s management team and the Committee worked to improve the design of our corporate scorecard, which drives awards under our short- and long-term incentive programs. The goals of this redesign were to provide more clarity with respect to the quantitative performance targets within the scorecard, and to increase the measurability of the qualitative performance targets. The Committee believes the updated scorecard design has achieved these objectives. At the same time, the Committee recognizes that management’s performance should be viewed in the proper context to reflect the impact of matters that are both within and outside of management’s control. The scorecard includes a mechanism whereby the result in a particular category can be adjusted as required to ensure the result is fair. The Committee and the Board exercised this discretion once with the 2018 Corporate Scorecard when a 0/10 score in the Costs category was increased to 2.5/10 to reflect the additional costs incurred to run the molybdenum plant at Constancia beyond what was budgeted (which resulted in increased molybdenum production that more than offset the incremental costs).

At the recommendation of the Committee, and reflective of the performance results as outlined above, the Board assessed a 2018 corporate scorecard result of 93.5 out of 100. In addition to determining a significant portion of Hudbay’s executives’ annual cash bonus (the entire bonus, in the case of the CEO), this score was also used to determine the amount of Hudbay’s executives’ 2019 long-term incentive (“LTIP”) grants in respect of 2018 performance.

The 2019 LTIP grants were subject to further adjustment based on Hudbay’s total shareholder return performance relative to companies within our performance peer group (consisting of similarly sized base metals producers). The relative TSR modifier gives the Board discretion to adjust the value of the LTIP grants by up to +/-20% based on Hudbay’s one-, three- and five-year relative TSR performance. In spite of the challenging macroeconomic conditions, including a deterioration in the copper price over the course of 2018, Hudbay’s share price performance has been generally consistent with the performance peer group over the timeframes assessed. As such, the Board applied a 0.92x TSR modifier to the value of the 2019 LTIP grant.

The combined impact of the corporate score and the relative TSR modifier was 0.86x, which reduced the value of our CEO’s 2019 LTIP grant by 14% relative to target and reduced the CEO’s total direct compensation by 9% relative to target.

2019 Compensation Decisions

Our CEO’s compensation is currently positioned below the market median, as determined by the executive compensation benchmarking undertaken in 2018. In spite of this, and consistent with the base salary increases provided throughout the organization, our CEO and other senior executives, referred to as named executive officers’ or NEOs’, each received a base salary increase of 3% effective January 1, 2019. No other changes were made to Hudbay’s NEOs’ target compensation levels, compensation framework or incentive plans.

Shareholder Engagement Throughout 2018

Our Board welcomes constructive engagement with all shareholders. In 2018, as part of our normal course engagement, our Board Chair and the Chair of our Compensation and Human Resources Committee met with certain of our largest shareholders to discuss our corporate governance, strategy and executive compensation.

We also communicate with our shareholders in a wide variety of ways, including through our website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with our shareholders. We also hold conference calls in respect of quarterly earnings releases and major corporate developments and such calls are open to be heard by the public.

The Board of Directors is committed to engaging in constructive communications with our shareholders and the Board has adopted a Shareholder Engagement Policy, which is available on our website at www.hudbay.com. In addition to our annual shareholders’ meeting, during which shareholders have the opportunity to interact with our directors, the policy expresses our directors’ interest in meeting with shareholders to discuss specific matters of mutual interest and concern. Shareholders may also initiate communication directly with the Board by contacting our Chair by mail or email at:

Hudbay Minerals Inc.

Attention: Chair of the Board

25 York Street, Suite 800 Toronto, Ontario, Canada M5J 2V5

Email: chair@hudbay.com

The Committee welcomes the opportunity for further dialogue with shareholders as we continue our efforts to structure programs aligned with long-term shareholder value. We can be reached directly at chair@hudbay.com. In addition, we will be available at the Meeting to answer any questions.

Sincerely,

Carin S. Knickel, Chair of Hudbay’s Compensation and Human Resources Committee

EXECUTIVE SUMMARY

Below we provide an overview of our approach to executive compensation and a summary of 2018 pay decisions. Please refer to the Compensation Discussion and Analysis that follows for further details.

COMPENSATION  PHILOSOPHY

Our executive compensation philosophy is to:

•                  provide competitive compensation to attract and retain a talented and high-achieving executive team;

•                  appropriately incent our executives to achieve our strategic and operational objectives; and

•                  align the interests of our executives with the long-term interests of our shareholders.

Accordingly, our compensation program is structured with the following elements in mind:

•                  a significant portion of total compensation is variable and “at risk” and linked to corporate and individual achievements tied to our strategic plan;

•                  our compensation program, along with our equity ownership guidelines and employee share purchase plan, fosters share ownership among our executive team; and

•                  we generally target our executives’ compensation at the market median.

COMMITMENT TO TRANSPARENCY, GOOD GOVERNANCE AND RISK MITIGATION

The Committee and the Board are committed to good governance, transparent disclosure and a productive dialogue with our shareholders about our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not reasonably likely to have a material adverse effect on Hudbay.

The following list highlights key policies and practices that have been adopted by Hudbay, which we believe are in the best interest of shareholders and align with corporate governance best practices:

What We Do

•               Say on Pay: We hold an annual advisory “Say on Pay” vote on executive compensation

•                Shareholder Engagement: The Board has adopted a Shareholder Engagement Policy and is committed to maintaining an active dialogue with our shareholders about executive compensation

•                Performance Objective Setting: The Board’s oversight of the performance objective setting process reduces the possibility of excessive risk taking and ensures performance objectives are aligned with corporate strategy

•                Corporate Scorecard: The Board adopts a corporate scorecard, including a scoring system with specific financial, operating and growth performance targets for assessing Hudbay’s performance

•                Balanced Scorecard: A balanced number of annual performance objectives limits the impact any particular activity could have on the overall corporate performance score

•               CEO Bonus: The CEO’s incentive bonuses are based entirely on corporate performance

•                Relative TSR Modifier: LTIP awards are adjusted based on Hudbay’s total shareholder returns relative to a peer group

•                Three-Year Vesting and No Options: LTIP awards vest after three years and motivate long- term rather than short-term performance; Hudbay’s current policy is to not grant options

•               Independent Compensation Consultant: The Committee engages an independent compensation consultant who helps the Committee ensure our compensation levels and practices are reasonable and prudent while remaining competitive

•               Anti-Hedging Policy: Our Confidentiality and Insider Trading Policy prohibits our executives from hedging against declines in their equity-based compensation and trading during our blackout periods

•               Double Trigger on Change of Control: A “double trigger” is included in our executive employment agreements so that severance payments are due upon a Change of Control only if employment is also terminated

•               Equity Ownership Guidelines: Executives are required to comply with our equity ownership guidelines including a requirement for the CEO to own equity equal to at least 3x his base salary

•               Clawback Policy: The Board has adopted an executive incentive compensation recoupment or “clawback” policy

SUMMARY OF KEY ELEMENTS OF EXECUTIVE COMPENSATION

Our executives’ “total direct compensation” consists of base salary, an annual short-term incentive cash bonus (“STIP”) and long-term equity-based incentives (“LTIP”).

Compensation Element	Description and Rationale
Fixed Compensation
Base Salary	• Cash compensation that serves as competitive, stable income; enables attraction and retention
Variable Compensation
Short-Term Incentive Plan (STIP)

    •         Annual cash bonus based on corporate and individual performance

    •         Links compensation to corporate performance (measuring operational, financial, and growth metrics) and individual performance, which motivates executives to achieve our objectives

Long-Term Incentive Plan (LTIP)

    •         Share units that vest and become payable after three years

    •         Grant sizes are determined based on corporate and individual performance in the preceding fiscal year and relative total shareholder return

    •         Aligns the interests of executives and shareholders

    •         Encourages longer-term retention

In 2018, 79% of our CEO’s and an average of 70% of our non-CEO NEOs’ target total direct compensation was variable and at-risk.

CEO’s Target Total Direct Compensation	Other NEOs’ Target Total Direct Compensation

PAY OUTCOMES FOR 2018

The table below summarizes the results for Hudbay’s 2018 corporate scorecard. More details can be found in Components of Hudbay’s Executive Compensation Program — Short-Term Incentive Plan (STIP).

Metric	2018 Score
Operations (40%)
Production (consolidated Cu eq. tonnes in concentrate)	14.5/10
Cost Performance ($/tonne of ore produced)	2.5/10
Safety (Total Recordable Injury Frequency Rate)	17.5/10
CSR	14/10
Financial (30%)
Operating Cash Flow	11/10
NAV per Share Growth	0/10
Access to/Cost of Capital	8/10
Growth (30%)
Projects	4/10
Growth	12/10
Leadership	10/10
Total Score	93.5 / 100

LONG-TERM INCENTIVE PLAN DESIGN

Our LTIP awards are granted in the form of share units under our Long-Term Equity Plan. Target LTIP awards are denominated as a percentage of base salary and modified based on corporate and individual performance and relative total shareholder return (TSR) for the one- three- and five-year periods ending in the most recent fiscal year. Once granted, our share units vest after three years.

The size of the LTIP awards granted to our executives in early 2019 was adjusted based on the weighted average of the 2018 corporate score (93.5 out of 100, as noted above) and their 2018 individual performance scores (in the case of the non-CEO NEOs). Our CEO’s LTIP was based entirely on our corporate score as he has overall responsibility for all elements of corporate performance.

The size of the LTIP awards are further adjusted by up to +/- 20% based on the Relative TSR Modifier, which measures our one-, three-, and five-year TSR performance relative to our performance comparator group. For 2018, the Board approved a TSR Modifier of 0.92x.

CEO TOTAL DIRECT COMPENSATION FOR 2018

The tables below show Alan Hair’s target and actual total direct compensation for 2018. In 2018, Mr. Hair’s actual total direct compensation was 91% relative to target.

Basis	Base Salary	STIP	Total Cash Compensation	LTIP	Total Direct Compensation
2018 Target	$820,000	$984,000	$1,804,000	$2,050,000	$3,854,000
2018 Actual	$820,000	$920,040	$1,740,040	$1,763,410	$3,503,450

CEO REALIZED AND REALIZABLE COMPENSATION AND SHAREHOLDER RETURNS

The following table looks back at CEO compensation during Mr. Hair’s tenure and compares his compensation to the value earned by shareholders over the same period. We have indexed these values at $100 invested at the beginning of each year.

	Target Total Direct	Realized and Estimated Realizable Compensation as	Value of $100 Invested on January 1 of Each Year
Period	Compensation[1]	at March 15, 2019	CEO[2]	Shareholder[3]
January 1, 2018 - March 15, 2019	$3,854,000	$3,536,833	$92	$82
January 1, 2017 - March 15, 2019	$7,041,500	$6,802,409	$97	$119
January 1, 2016 -March 15, 2019	$9,385,250	$9,615,032	$102	$172

1 Target total direct compensation is in respect of each calendar year (e.g., 2018, 2017 and 2016), as reported in the Summary Compensation Table.

2 Reflects Realized and Estimated Realizable Compensation, as at March 15, 2019, compared to Mr. Hair’s target total direct compensation for the applicable periods.

3 Shareholder returns are calculated from January 1, 2018, 2017 and 2016, respectively, to March 15, 2019.

The trend in executive compensation since Mr. Hair was appointed CEO in January 2016 has been generally consistent with Hudbay’s share price performance. The exception to this was in 2018 when the Committee increased NEO pay to bring it in line with the median and our Common Shares declined in value, alongside the copper price. The extent of the divergence in 2018 was mitigated by the 2018 corporate performance score (93.5%) and the relative TSR modifier (92%) which, in the case of the CEO, reduced his actual total direct compensation to 91% of the target. In addition, Mr. Hair’s realizable compensation in respect of 2016 and 2017 significantly declined over the course of the year as a result of Hudbay’s 2018 share price performance.

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION AND HUMAN RESOURCES COMMITTEE

MEMBERSHIP AND RELEVANT EXPERIENCE

The members of the Compensation and Human Resources Committee (the “Committee”) are Carin S. Knickel (Chair), Alan J. Lenczner and Kenneth G. Stowe. Each member is independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices. In addition, each member brings relevant and diverse experience, which provides the Committee with the proper context to assess the suitability of our compensation policies and practices.

•                  Ms. Knickel, the Chair of the Committee, has served on the compensation committees of other public companies within the resources sector, including as a Chair. She has significant resource industry and executive compensation experience, including acting as Corporate Vice President, Global Human Resources of ConocoPhillips from 2003 until her retirement in May 2012. She joined ConocoPhillips in 1979 and held various senior operating, planning, and business development positions throughout her career in the U.S. and Europe.

•                  Mr. Lenczner has prior experience as a compensation committee Chair. He has been a commercial litigator for over 40 years and is Founding Partner and now Counsel at Lenczner Slaght Royce Smith Griffin LLP, a litigation-focused law firm. He has also served as a Commissioner of the Ontario Securities Commission.

•                  Mr. Stowe was Chief Executive Officer of Northgate Minerals Corporation from 2001 until his retirement in 2011. He has served as a Chairman, Lead Director, and Director of numerous public companies within the resources sector. He spent the first 21 years of his career with Noranda Inc. in various operational, research and development, and corporate roles. He has also held senior positions at Diamond Fields Resources Inc. and Westmin Resources Limited.

COMMITTEE MANDATE

The Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, officer appointments, performance evaluations of senior management, succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and share ownership guidelines.

The responsibilities of the Committee, as set forth in its Charter, are available on our website at www.hudbay.com.

EXECUTIVE COMPENSATION OVERVIEW

NAMED EXECUTIVE OFFICERS

For 2018, our Named Executive Officers, referred to as our NEOs, were:

•                  Alan Hair, President and Chief Executive Officer (CEO);

•                  Cashel A. Meagher, Senior Vice President and Chief Operating Officer (COO);

•                  David S. Bryson, Senior Vice President and Chief Financial Officer (CFO);

•                  Eugene Lei, Senior Vice President, Corporate Development and Strategy; and

•                  Patrick Donnelly, Vice President and General Counsel.

COMPENSATION PHILOSOPHY

Our executive compensation philosophy is to:

•                  provide competitive compensation to attract and retain a talented and high-achieving executive team;

•                  appropriately incent our executives to achieve our strategic and operational objectives; and

•                  align the interests of our executives with the long-term interests of our shareholders.

Accordingly, and as outlined throughout this Compensation Discussion & Analysis, our compensation program is structured with the following elements in mind:

•                  a significant portion of total compensation is variable and “at risk” and linked to corporate and individual achievements tied to our strategic plan;

•                  our compensation program, along with our equity ownership guidelines and employee share purchase plan, fosters share ownership among our executive team; and

•                  we generally target our executives’ compensation at the market median.

COMPENSATION COMPARATOR GROUP

The compensation comparator group shown below was approved by the Committee in 2017 for the purpose of determining where our executives are compensated in relation to their peers to facilitate decisions for 2018 target pay levels for Hudbay’s CEO and Senior Vice Presidents. Compensation for our Vice Presidents (including Mr. Donnelly, our VP and General Counsel) is determined using industry surveys and internal considerations.

The criteria used to develop the compensation comparator group are as follows:

Criteria	Rationale
Mid-tier base and precious metals companies

Reflective of the market for executive talent and other personnel who possess the specialized skills and knowledge required to run a sophisticated mining company. Similarly-sized precious metals companies have been included among the comparators because they compete for the same talent as Hudbay.

Similar size and scope (as defined by a range of 1/3x to 3x our revenue or total assets)	Capturing companies of a similar size and asset base.

Publicly listed and headquartered in Canada, the U.S., or Australia	Comparable talent market and compensation programs.

Source: S&P Capital IQ

All financial figures in CAD as at December 31, 2018

In 2018, the Committee reviewed the compensation comparator group for the purposes of making decisions for 2019 target pay levels. Dominion Diamond Corporation was removed from the compensation peer group due to its acquisition, and Yamana Gold Inc. was added to the group as a peer that fit within our criteria.

COMPENSATION GOVERNANCE

Committee Activities

Since July 2017, the Committee has met six times, and undertaken the following activities related to the 2018 compensation process:

Executive Compensation Benchmarking Review

•                  Approved the updated comparator group used to benchmark executive compensation

•                  Oversaw compensation benchmarking for our executives for the purpose of determining 2018 target pay levels

•                  Reviewed compensation and governance trends specific to the mining industry

Compensation Recommendations

•                  Made recommendations to the Board with respect to 2018 and 2019 target compensation levels

•                  Made recommendations to the Board in respect of the compensation awarded to our CEO and Senior Vice Presidents in respect of 2018 performance

•                  Approved the compensation awarded to our Vice Presidents in respect of 2018 performance

•                  Reviewed and made recommendations to the Board in respect of directors’ compensation for 2018 and approved compensation for the Special Committee of the Board

Incentive Program Design and Outcomes

•                  Worked with management to develop and implement a revised form of the corporate scorecard for 2018 compensation determinations

•                  Reviewed management’s recommendations to assess our performance and results under the corporate scorecard for recommendation to the Board

•                  Assessed our relative total shareholder return relative to our performance peer group to determine the relative TSR modifier for recommendation to the Board

Compensation Disclosure	• Reviewed and recommended for the Board’s approval the 2018 Statement of Executive Compensation
Leadership and Organizational Effectiveness

•                  Oversaw a broad succession planning initiative for our executives

•                  Developed and implemented an enhanced CEO performance evaluation process

•                  Oversaw the ongoing implementation of our organizational effectiveness initiatives

Shareholder Engagement

•                  As part of our normal-course annual shareholder engagement process, our Committee Chair and our Board Chair met with certain of our largest shareholders to engage in discussions about Hudbay’s compensation and governance practices

In Camera Sessions	• The Committee holds in camera sessions without management or its independent advisor present at every meeting

Roles of Management and Independent Advisor

The Committee works closely with our management team and its independent advisor in performing the activities outlined below.

Management

Members of senior management assist the Committee by compiling information to be used in its determinations, including:

•                  Development of a peer group for compensation benchmarking

•                  Reporting to the Committee on compensation and succession planning related risks

•                  Providing an overview of compensation practices of industry peers

•                  Drafting of proposed corporate scorecards, objectives, and associated targets (including the 2018 corporate scorecard redesign initiative)

•                  Determining our achievement relative to corporate and individual objectives

•                  Providing a summary of historical compensation levels, methods of compensation, and realized / realizable compensation

•                  Compilation of compensation data for the purposes of disclosure in this 2019 circular

•                  Succession planning initiatives

•                  Ongoing implementation of organizational effectiveness initiatives

The Committee also relies on the CEO to review the performance of direct reports and make recommendations to the Committee in this regard.

Independent Advisor

To assist in carrying out its duties, the Committee has the authority to retain and receive advice from legal and other advisors as it determines necessary, including the use of compensation consultants.

Since 2009, the Committee has retained Hugessen Consulting Inc. to provide it with independent advice on executive and director compensation, incentive plan design, and related governance matters. The nature and scope of services provided by Hugessen to the Committee in 2018 included:

•                  Advice regarding pay comparator group and NEO compensation levels

•                  Information regarding compensation and related governance trends in the mining industry

•                  Support with the process of updating the corporate scorecard design

•                  Reviewing and providing advice to the Committee regarding management-prepared materials and recommendations

The Committee reviews and considers the information and advice provided by Hugessen, among other factors, when it makes its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after considering the Committee’s recommendations. Hugessen does not provide any services to management directly and work conducted by Hugessen raises no conflicts of interest. Any services provided by Hugessen requires Committee pre-approval and the Chair of the Committee approves all invoices for work performed by Hugessen. The Committee reviews Hugessen’s performance at least annually.

The table below outlines the fees paid to Hugessen over the last two years for executive compensation related services. Hugessen did not provide any other services in either year.

2018		2017
Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
$89,835	Nil	$73,036	Nil

COMPENSATION RISK MANAGEMENT

Commitment to Transparency, Good Governance, and Risk Mitigation

The Committee and the Board are committed to good governance, transparent disclosure, and a productive dialogue with our shareholders regarding our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not reasonably likely to have a material adverse effect on Hudbay.

Clawback Policy

The Board has adopted an executive incentive compensation recoupment policy (a “clawback policy”) to further align the interests of management and our shareholders, as follows:

Element	Our Policy
Elements of Compensation	• Cash bonus • Equity-based long-term incentive awards

Eligible Employees	• CEO • Senior Vice Presidents

Eligible Timeframe	• Financial years commencing on or after January 1, 2015

Triggering Events

•                       The Board may require repayment of the cash bonus and equity- based incentives granted in a year in the following circumstances:

•                  A restatement of our financial results due to material non- compliance with any financial reporting requirement under applicable securities laws,

•                  Eligible employees are determined to have engaged in fraud or intentional misconduct in connection with the restatement, and

•                  The cash bonus and equity-based long-term incentives would have been lower had they been calculated based on such restated financial statements

Equity Ownership Guidelines

To align executive and shareholder interests, the Board has established a policy that requires executives to own a minimum number of Hudbay shares and share units, as follows:

Element	Our Policy
Ownership Requirement	• CEO: 3x base salary • Senior Vice Presidents: 2x base salary • Vice Presidents: 1x base salary

Units Counted and Basis of Valuation	• Common shares • Share units (vested or unvested) • Valued based on cost of acquisition or value at time of grant

Timeframe to meet Ownership Requirement	• Four years from appointment as an officer • Four years from any base salary increase to meet additional requirement • Executive is not permitted to sell shares until requirement is met

Equity ownership guidelines also apply to our directors, as described under “Director Compensation” below.

Our NEOs’ progress in meeting our share ownership guidelines as at March 15, 2019 is shown in the following table:

	Share Ownership Guideline	Equity Ownership	Total Equity Ownership(1)		Value of Equity Ownership as a
Name	(as multiple of base salary)	Requirement ($)	Share Units ($)	Hudbay Shares ($)	Percentage of Requirement (%)
Alan Hair	3x	2,533,800	5,358,093	1,353,213	265
Cashel A. Meagher	2x	1,163,900	2,597,636	530,194	269
David S. Bryson	2x	1,009,400	2,351,695	664,278	299
Eugene Lei	2x	906,400	1,420,370	502,659	212
Patrick Donnelly	1x	422,300	1,016,747	373,375	329

1 Includes the grant date value of share units held and the acquisition value of Hudbay Shares held.

COMPONENTS OF HUDBAY’S EXECUTIVE COMPENSATION PROGRAM

SUMMARY OF ELEMENTS OF EXECUTIVE COMPENSATION

The following table provides a summary of the key elements of our executive compensation program, which we believe form an appropriate mix of compensation:

Compensation Element	Description and Rationale
Fixed Compensation

Base Salary	• Annual cash compensation that serves as competitive, stable income and enables attraction and retention

Retirement Benefits	• Pension plan that rewards executives for long service to Hudbay and enables attraction and retention

Variable Compensation

Short-Term Incentive Plan (STIP)

•                  Annual cash bonus based on corporate and individual performance (the CEO is based entirely on corporate performance)

•                  Links compensation to corporate performance (measuring operational, financial, and growth metrics) and individual performance, which motivates executives to achieve our annual objectives

Long-Term Incentive Plan (LTIP)

•                  Share units that vest and become payable after three years

•                  Grant sizes are determined based on corporate and individual performance in the preceding year and relative total shareholder return over a one, three and five year period

•                  Aligns the interests of executives and shareholders

•                  Encourages longer-term retention

Other

Employee Share Purchase Plan

•                  Voluntary program whereby participants may contribute a portion of their salary to acquire Hudbay shares, with a matching contribution from Hudbay

•                  Motivates, attracts, and encourages retention of executives and other employees, and aligns their interests with those of our shareholders

Perquisites and Other Benefits

•                  May include fitness memberships, comprehensive medical examinations, life and accident insurance, parking, and other subsidies and entitlements for executives who have been asked to relocate at Hudbay’s request

•                  Represents an investment in the health and wellbeing of our executives and otherwise supports attraction and retention

BASE SALARY

The Committee believes that our executives’ base salaries must be sufficiently competitive to enable recruitment and encourage retention. However, reflecting our emphasis on variable and at-risk compensation, our executives’ base salaries remain a relatively low portion of their overall total direct compensation. The Committee generally targets our NEOs’ base salaries at the median of the comparator group.

In 2019, the Board approved a 3% increase in base salary for our NEOs, in line with the increase provided to the broader employee base.

Executive	2018 Base Salary	2019 Base Salary
Alan Hair	$820,000	$844,600
Cashel Meagher	$565,000	$581,950
David Bryson	$490,000	$504,700
Eugene Lei	$440,000	$453,200
Patrick Donnelly	$410,000	$422,300

SHORT-TERM INCENTIVE PLAN (STIP)

The STIP is an annual cash bonus based on a combination of corporate and individual performance throughout the year. Target STIP awards are denominated as a percentage of base salary and actual awards can range from 0% of target for performance outcomes that fall significantly below expectations to 200% of target for superior performance.

Corporate performance in a given year is measured using our Corporate Scorecard, as described in more detail below. Our CEO’s annual STIP award is based entirely on corporate performance, as the Committee feels the CEO is responsible for all aspects of Hudbay’s business. Our non-CEO NEOs’ annual STIP award is based 60% on corporate performance and 40% on individual performance, which is assessed each year by the Committee, in consultation with the CEO. A summary of our non-CEO NEOs’ individual performance assessment can be found in 2018 Compensation Decisions — Compensation for our Non-CEO NEOs.

2018 Corporate Scorecard

At the start of each year, the Board, upon the recommendation of the Committee, adopts the Corporate Scorecard, which sets forth key performance objectives that guide and motivate our executives as they carry out Hudbay’s strategy over the course of the year. Performance is monitored throughout the year and, at year-end, the Committee assesses the company’s performance against each scorecard objective and considers all relevant factors, both positive and negative.

Throughout late 2017 and early 2018, the Committee, working with management, reviewed and updated the design of the corporate scorecard. The purpose of this redesign was to provide more clarity with respect to the quantitative performance targets within the scorecard, and to increase the clarity and measurability of the qualitative performance targets. At a high level, the changes reflected in the 2018 Corporate Scorecard include the following:

•                  Increased specificity around targets: incorporated threshold, target, and maximum values for determining the payout of quantitative metrics, and defined the targets underlying the qualitative metrics more explicitly

•                  Alignment with guidance: aligned threshold, target, and maximum values with company production and cost guidance

•                  Committee discretion: formally incorporated the possibility for the Committee to exercise its discretion within each metric, allowing for the appropriate treatment of circumstances within and outside management’s control

•                  Incorporated a “leadership” category: recognizing initiatives intended to improve the company’s performance beyond the current year

The 2018 Corporate Scorecard and the key factors that influenced the scores in each performance category are set forth below.

Metric	Performance Measures / Objectives	2018 Results & Commentary	2018 Score

Operations (40%)

Production (consolidated Cu eq. tonnes in concentrate)	242,389	14.5/10
0%	50%	100%	200%
<208,656	208,656	231,840	255,024

Cost Performance ($/tonne of ore produced)

Peru: $9.44

Manitoba: $130.40

The Committee exercised its judgement to exclude additional costs incurred in Peru to run the moly plant, resulting in a unit cost of $9.17 and a score of 51% for Peru production.

2.5/10
0%	50%	100%	200%
Peru (weighted 50%)	> $9.2	$9.2	$8.35	$7.5
Manitoba (weighted 50%)	>$123	$123	$111.81	$100.63

Safety (Total Recordable Injury Frequency Rate)	Peru: 200% Manitoba: 150%	17.5/10
3-year average -10%:	200%
Improvement over 3-year average:	100%
3-year average +10% or fatality:	0%

CSR

•                  Maintain social license at operations in Manitoba and Peru

•                  Maintain ISO 14001/OHSAS 18001 certifications at operations

•                  Strategic plan for First Nations implemented in Manitoba

•                  Reputational management: increased public/social engagement in Arizona

•                  Implement Reed mine closure in accordance with closure plan

•                  No Level 3 environmental incidents

The Committee determined that a score of 14/10 is appropriate for 2018 considering our strong overall CSR performance and achievement of the objectives set out at the beginning of the year. Highlights include: the successful Reed mine closure, no significant social issues in Peru or Manitoba and the implementation of a strategic plan of engagement with First Nations in Manitoba

14/10

Financial (30%)

Operating Cash Flow	0%	100%	200%	$493m	11/10
$364m	$485m	$606m

NAV per Share Growth	Failed to meet threshold of 5% accretion as of year-end; the 2018 results do not account for accretion as a result of the new Lalor mine plan and Rosemont permits in early 2019	0/10
11% accretion:	200%
8% accretion:	100%
5% accretion:	50%
<5% accretion:	0%

Metric	Performance Measures / Objectives	2018 Results & Commentary	2018 Score
Access to/Cost of Capital

•                  Amend Rosemont stream agreement to confirm timing of Wheaton deposit

•                  Confirm Rosemont JV partner participation or complete sale process

•                  Commitments for Rosemont credit facilities if permits received

•                  Amend and extend revolving credit facility

•                  Final Rosemont financing plan in place at Board sanctioning of project

•                  Rosemont stream agreement amended to de-risk provisions relating to payment and timing of the deposit and related repayment obligations.

•                  Completed amendment and extension of revolving credit facility to 2022.

•                  Strengthened balance sheet

•                  JV partner discussions ongoing

8/10

Growth (30%)

Projects

•                  Secure surface rights to Pampacancha and commence production

•                  Commission Lalor paste plant and implement other Lalor projects on schedule and on budget

•                  Gold zone test mining

•                  Develop Cu/Au zone

•                  Secure remaining Rosemont permits

•                  Rosemont project approval by Board; construction commenced

Delays in Rosemont permitting process and securing surface rights at Constancia overshadowed successful execution of Lalor paste plant and progress on defining the Lalor gold zones and determining the optimum gold processing options

4/10

Growth

•                  Renewal of project pipeline: assess and execute when appropriate/available

•                  Complete Constancia grade reconciliation and mine plan update

•                  Remnant mining at 777

•                  Execute phase 1 of 5-year exploration plan (acquire property in B.C., Chile, Peru and commence exploration)

•                  Exploration permits and access to Caballito and Maria Reyna properties

•                  Discovery of a new deposit or significant new mineralized zone

•                  The Ann Mason acquisition was the key element in the significant pipeline renewal that occurred in 2018; other acquisitions include Maria Reyna/Caballito in Peru, Wim/Hudvam in Manitoba and option properties in Chile, Peru and British Columbia.

•                  Successful Lalor exploration includes discovery of new Cu/Au zone 17.

•                  Completed grade reconciliation and new Constancia mine plan.

12/10

Leadership

•                  Finalize new mission, vision and values and roll-out across the organization

•                  5 year HR information system plan (with related performance assessment and feedback) finalized

•                  Productivity improvement initiatives: Lalor hoisting to 4,500 tpd, Constancia recovery improvements

•                  Completed roll-out of new mission, vision and values across the organization.

•                  5-year HR information system plan in place; new performance management system pilot project launched at Corporate office

•                  Ramp up to 4,500 tonnes at Lalor near completion notwithstanding setbacks that disrupted production.

•                  Initiatives to improve recoveries at Constancia mill led to record Cu recovery in Q3 2018.

10/10

		Total Score	93.5/100

LONG-TERM INCENTIVE PLAN (LTIP)

Overview of Design

As stated in our compensation philosophy, the Committee believes that long-term, equity-based compensation should form a significant portion of our NEOs’ overall compensation in order to provide a strong link between compensation, performance and total shareholder returns.

Our LTIP awards are granted in the form of share units under our Long-Term Equity Plan (a summary of which is included as schedule “D” to this circular). Target LTIP awards are denominated as a percentage of base salary and modified based on corporate and individual performance and relative total shareholder return (TSR) for the one- three- and five-year periods ending in the most recent fiscal year. Once granted, our share units vest after three years.

Weighted Average Corporate & Individual Performance Score

The size of the LTIP awards granted to our executives in early 2019 was adjusted based on the weighted average of the 2018 corporate score (93.5 out of 100, as noted above) and their 2018 individual performance scores (in the case of the non-CEO NEOs, as discussed in more detail in 2018 Compensation Decisions — Compensation for our Non-CEO NEOs). Our CEO’s LTIP was based entirely on our corporate score as he has overall responsibility for all elements of corporate performance.

Relative TSR Modifier

The size of the LTIP awards are further adjusted by up to +/- 20% based on the Relative TSR Modifier, which measures our one- three-, and five-year TSR performance relative to our performance comparator group. The performance comparator group consists of other base metals issuers that also have strong share price correlation to the copper price. The purpose of the application of the Relative TSR Modifier to LTIP grants is to further enhance the alignment between our executive compensation program and the shareholder experience.

Performance Comparator Group

Antofagasta plc	Lundin Mining Corporation
Capstone Mining Corporation	Nevsun Resources Ltd.
First Quantum Minerals Limited	OZ Minerals Limited
Imperial Metals Corporation	Turquoise Hill Resources Limited

The illustration below summarizes our approach to calculating the Relative TSR Modifier. The Committee believes that using multiple calculation approaches and timeframes provides a sufficiently robust assessment of our relative TSR performance for the measurement periods ending December 31, 2018.

Calculation of the 2018 Relative TSR Modifier

In early 2019, on the recommendation of the Committee, the Board applied a Relative TSR Modifier of 92% to LTIP grants in respect of 2018 performance. The calculation for this modifier can be seen in the table below.

Relative Total Shareholder Return1

	Five Year	Three Year	One Year	Average
Hudbay Percentile Rank	P50	P41	P38	—
Multiplier (Measurement Approach 1)	1.00x	0.93x	0.90x	0.94x
Median Peer Group TSR Performance	(27)%	37%	(36)%
Hudbay’s TSR Performance	(27)%	19%	(43)%	—
Hudbay’s TSR Performance vs. Median	0.4%	(17.6)%	(7.4)%
Multiplier (Measurement Approach 2)	1.01x	0.80x	0.85x	0.89x
Relative TSR Multiplier (Average of 1 and 2)	—			0.92x

1For the periods ending December 31, 2018

OTHER COMPENSATION AND PERQUISITES

Retirement Benefits

In addition to rewarding employees for long service to Hudbay, the Committee recognizes that retirement benefits are required to make our compensation program competitive. Our NEOs participate in our defined benefit pension plan. For details on this plan, see “Description of Pension Plans”.

Employee Share Purchase Plan

We maintain an Employee Share Purchase Plan (ESPP) for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares, which are acquired through open-market purchases. We make a matching contribution of 75% of the participant’s contribution, one-third of which is immediately applied toward the tax withholding obligation on our contribution. Shares purchased with our contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution.

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and other subsidies and entitlements for executives who relocate at Hudbay’s request.

2018 COMPENSATION DECISIONS

2018 CEO COMPENSATION

Target Total Direct Compensation

As discussed in our compensation philosophy, we generally target our executives’ compensation at the market median. However, following Mr. Hair’s appointment as CEO in 2016, the Board, upon the Committee’s recommendation, took a multi-year approach in bringing his target total direct compensation (TDC) in line with the median, as follows:

•                  2016 target TDC: set at a significant discount to the previous CEO and to the peer group median

•                  2017 target TDC: increases were intended to bring levels two-thirds of the way to the peer group median

•                  2018 target TDC: increases were intended to bring levels to median (however, positioning remains slightly below median)

This multi-year approach was taken in recognition of 2016 being Mr. Hair’s first year as a CEO and the market data consisting largely of companies with established and relatively long-tenured CEOs. The Committee was comfortable with bringing Mr. Hair’s compensation closer to median over the past three years, as Hudbay’s performance, in addition to Mr. Hair’s specific contributions, have justified this transition. The table below shows Mr. Hair’s target total direct compensation over the past three years:

Name	Year	Base Salary	Target STIP (%)	Target Total Cash Compensation	Target LTIP (%)	Target Total Direct Compensation
Alan Hair	2018	$820,000	120%	$1,804,000	250%	$3,854,000
	2017	$750,000	100%	$1,500,000	225%	$3,187,500
	2016	$625,000	90%	$1,187,500	185%	$2,343,750

Mr. Hair’s Achievements in 2018

At the end of each year the Board reviews the CEO’s performance, coincident with its review of the company’s achievements. Mr. Hair oversaw the accomplishment of numerous corporate objectives, as detailed below:

•                  Strong performance in copper production, with 242,389 Cu eq. tonnes in concentrate

•                  Safety — Total Recordable Injury Frequency Rate improvement significantly below three-year average

•                  Strong overall CSR performance, including the successful Reed mine closure, no significant social issues in Peru or Manitoba and the implementation of a strategic plan of engagement with First Nations in Manitoba

•                  Strong operating cash flow generation of $493 million

•                  Completion of the Ann Mason acquisition and renewal of the project pipeline with early stage exploration opportunities in Peru, Manitoba, Chile and British Columbia

•                  Increased Lalor gold and copper-gold resources and confirmed processing plan for Lalor gold

•                  Completed grade reconciliation and new Constancia mine plan

•                  Carried out initiatives to improve recoveries at Constancia mill, which led to record copper recovery in Q3 2018

For 2019, the Board has adopted an enhanced CEO performance management process through which it has solicited feedback from management and the Board, which was then discussed between the CEO, the Chair of the Board and the Chair of the Committee to set performance and development objectives for the year.

CEO’s 2018 STIP Award

Mr. Hair’s STIP award is based entirely on the corporate performance score. The following table shows the STIP awarded to Mr. Hair with respect to his 2018 performance.

2018 Target STIP Name 2018 Base Salary % of Base Salary Target STIP $ Corporate Performance Score 2018 STIP Award [A] [B] [C] =[A]x[B] [D] [C]x[D] Alan Hair $ 820,000 120% $ 984,000 93.5% $ 920,040

CEO’s LTIP Grant in Respect of 2018 Performance

For 2018, Mr. Hair’s LTIP award was determined based on a performance score of 93.5%, and a relative TSR modifier of 92%. The table below summarizes the LTIP award made to him in 2019 with respect to 2018 performance.

Target LTIP Name Base Salary % of Base salary Target LTIP $ Corporate Performance Score Relative TSR Modifier Combined LTIP Adjustment Actual LTIP Awarded # Share Units Granted [A] [B] [C]=[A]x[B] [D] [E] [F]=[D]x[E] [C]x[F] Alan Hair $ 820,000 250% $ 2,050,000 93.5% 92% 86% $ 1,763,410 196,371

2018 Total Direct Compensation

The table below shows Mr. Hair’s actual total direct compensation for 2018.

Name Base Salary Actual STIP ($) Total Cash Compensation Actual LTIP ($) Total Direct Compensation Awarded Compensation vs. Target Alan Hair $ 820,000 $ 920,040 $ 1,740,040 $ 1,763,410 $ 3,503,450 -9%

CEO Compensation Changes for 2019

Notwithstanding that his 2018 compensation was determined to be below the comparator group median, for 2019, the Board approved a 3% increase to our CEO’s base salary, in line with increases provided to the broader employee base, with no change to target STIP or LTIP.

CEO Realized / Realizable Compensation

As part of its annual process, the Committee reviews analysis prepared by management that summarizes historical target pay for our CEO and Senior Vice Presidents as compared to actual compensation. In addition to cash compensation, this includes the realized (LTIP awards that have vested and been paid out) and realizable (LTIP awards that have not yet vested) value of their compensation, and how this compares to the shareholder experience over the same period. This analysis provides the Committee with context as to the total compensation earned by our executives over time, and the degree of pay-for-performance alignment our compensation programs have.

A summary of Mr. Hair’s realized and realizable pay throughout his tenure as CEO is shown here:

	3-Year Average	2018	2017	2016
Base Salary	$731,667	$820,000	$750,000	$625,000
STIP Award	$829,180	$920,040	$780,000	$787,500
In-the-Money Value of Unvested LTIP[1] (as at March 15, 2019)	$1,644,164	$1,796,793	$1,735,576	$1,400,123
Total Realized and Realizable Compensation[2]	$3,205,011	$3,536,833	$3,265,576	$2,812,623
Total Direct Compensation as Reported in Summary Compensation Table[3]	$3,343,433	$3,503,450	$3,495,600	$3,031,250
Target Total Compensation	$3,128,417	$3,854,000	$3,187,500	$2,343,750

1Reflective of LTIP grants in respect of each performance year (e.g., 2016 column includes early 2017 LTIP grant), plus dividend equivalents, based on the closing price of $9.15 per share on March 15, 2019.

2Sum of base salary, STIP award, and in-the-money value of unvested LTIP as at March 15, 2019

3Reflective of LTIP value at the time of the grant

The trend in executive compensation since Mr. Hair was appointed CEO in January 2016 has been generally consistent with Hudbay’s share price performance. The exception to this was in 2018 when the Committee increased NEO pay to bring it in line with the median and our Common Shares declined in value alongside the copper price. The extent of the divergence in 2018 was mitigated by the 2018 corporate performance score (93.5%) and the relative TSR modifier (92%) which, in the case of the CEO, reduced his actual total direct compensation to 91% of the target. In addition, Mr. Hair’s realizable compensation in respect of 2016 and 2017 significantly declined over the course of the year as a result of Hudbay’s 2018 share price performance.

The following table looks back at CEO compensation during Mr. Hair’s tenure and compares his compensation to the value earned by shareholders over the same period. We have indexed these values at $100 invested at the beginning of each year.

	Target Total Direct	Realized and Estimated Realizable Compensation as	Value of $100 Invested on January 1 of Each Year
Period	Compensation[1]	at March 15, 2019	CEO[2]	Shareholder[3]
January 1, 2018 - March 15, 2019	$3,854,000	$3,536,833	$92	$82
January 1, 2017 - March 15, 2019	$7,041,500	$6,802,409	$97	$119
January 1, 2016 -March 15, 2019	$9,385,250	$9,615,032	$102	$172

1Target total direct compensation is in respect of each calendar year (e.g., 2018, 2017 and 2016), as reported in the Summary Compensation Table.

2Reflects Realized and Estimated Realizable Compensation, as at March 15, 2019, compared to Mr. Hair’s target total direct compensation for the applicable periods.

3Shareholder returns are calculated from January 1, 2018, 2017 and 2016, respectively, to March 15, 2019.

2018 COMPENSATION FOR OUR NON-CEO NEOS

2018 Target Total Direct Compensation

The table below shows the target total direct compensation for Messrs. Meagher, Bryson, Lei, and Donnelly for 2018.

Name	Base Salary	Target STIP (%)	Target Total Cash Compensation	Target LTIP (%)	Target Total Direct Compensation
Cashel A. Meagher	$565,000	90%	$1,703,500	170%	$2,664,000
David S. Bryson	$490,000	90%	$931,000	160%	$1,715,000
Eugene Lei	$440,000	80%	$792,000	130%	$1,364,000
Patrick Donnelly	$410,000	70%	$697,000	120%	$1,189,000

Determination of 2018 Individual Performance Scores

The individual performance score for each of our non-CEO NEOs is weighted at 40% of their overall annual performance score. In determining individual performance scores, the Committee considers recommendations made by Mr. Hair with reference to key elements of their performance within their respective areas of responsibility.

The table below shows the individual performance score of each non-CEO NEO, as well as the decision factors that were considered by the Committee in determining such scores.

Name	Individual Performance Scores	Decision Factors
Cashel A. Meagher	120/100

•                  Oversaw Manitoba initiatives, including management realignment, implementation of improved safety and maintenance management systems, introduction of autonomous fleet and mitigating Snow Lake employment needs

•                  Progression of Lalor gold opportunity, including test mining, advancement of New Britannia milling option and increase in Cu/Au and Au mineral resources

•                  Continued optimization of Constancia, including improved recoveries, grinding circuit, froth flotation camera and IPRB engagement on tailings management facility solutions

•                  Other initiatives include recruitment of new VP, Technical Services, improved exploration triage process and assistance to corporate development group

David S. Bryson	110/100

•                  Oversaw a pension plan annuity purchase transaction that significantly de-risked the DB pension plans, reduced the plans’ solvency deficiency and achieved pricing that was a significant improvement on market comparables

•                  Oversaw improvements to Hudbay’s investor relations program to better understand and manage analyst expectations and more effectively communicate Hudbay’s investment proposition

•                  Actively supported the implementation of OneHudbay organizational effectiveness initiatives by delivering group presentations and setting clear expectations for staff with managerial accountabilities

Name	Individual Performance Scores	Decision Factors
Eugene Lei	120/100

•                  Negotiated and oversaw acquisition of Mason Resources, which resulted in significant addition to project pipeline and overall mineral resources

•                  Completed strategy review with Hudbay’s Board of Directors

•                  Advancement of Rosemont JV partner discussions

•                  Oversaw extensive corporate development activity on due diligence and acquisition opportunities

Patrick Donnelly	110/100

•                  Led renegotiation of Rosemont precious metals stream agreement to clarify the conditions precedent to and timing of funding and to de-risk completion test obligations

•                  Oversaw negotiation of Mason Resources definitive transaction documentation and provided support to corporate development group on other growth initiatives

•                  Oversaw discovery process in Guatemala litigation

•                  Led initiative to conduct anti-harassment and discrimination training throughout the organization

2018 STIP Awards

The non-CEO NEOs’ STIP award is based 60% on the corporate performance score and 40% on individual performance. The following table shows the actual STIP awarded to Messrs. Meagher, Bryson, Lei and Donnelly with respect to their 2018 performance.

		2018 Target STIP		Annual Performance Score
				Corporate	Individual	Weighted
Name	2018 Base Salary	% of Base Salary	Target STIP $	Performance Score (60%)	Performance Score (40%)	Average Performance Score	2018 STIP Award
	[A]	[B]	[C] =[A]x[B]			[D]	[C]x[D]
Cashel A. Meagher	$565,000	90%	$508,500	93.5%	120%	104.1%	$529,349
David S. Bryson	$490,000	90%	$441,000	93.5%	110%	100.1%	$441,441
Eugene Lei	$440,000	80%	$352,000	93.5%	120%	104.1%	$366,432
Patrick Donnelly	$410,000	70%	$287,000	93.5%	110%	100.1%	$287,287

LTIP Grants in respect of 2018 Performance

The table below summarizes the LTIP awards made to our non-CEO NEOs in 2019 with respect to 2018 performance.

		Target LTIP		Weighted
Name	Base Salary	% of Base Salary	Target LTIP $	Average Performance Score	Relative TSR Modifier	Combined LTIP Adjustment	Actual LTIP Awarded	# Share Units Granted
	[A]	[B]	[C]=[A]x[B]	[D]	[E]	[F]=[D]x[E]	[C]x[F]
Casher A. Meagher	$565,000	170%	$960,500	104.1%	92%	95.8%	$919,890	102,438
David S. Bryson	$490,000	160%	$784,000	100.1%	92%	92.1%	$722,001	80,401
Eugene Lei	$440,000	130%	$572,000	104.1%	92%	95.8%	$547,816	61,004
Patrick Donnelly	$410,000	120%	$492,000	100.1%	92%	92.1%	$453,093	50,456

2018 Total Direct Compensation

The table below shows the actual total direct compensation for Messrs. Meagher, Bryson, Lei, and Donnelly for 2018.

Name	Base Salary	Actual STIP ($)	Total Cash Compensation	Actual LTIP ($)	Total Direct Compensation
Cashel A. Meagher	$565,000	$529,349	$1,094,349	$919,890	$2,014,239
David S. Bryson	$490,000	$441,441	$931,441	$722,001	$1,653,442
Eugene Lei	$440,000	$366,432	$806,432	$547,816	$1,354,248
Patrick Donnelly	$410,000	$287,287	$697,287	$453,093	$1,150,380

Compensation Changes for 2019

For 2019, the Board approved a 3% increase in base salary for Messrs. Meagher, Bryson, Lei and Donnelly, in line with increases provided to the broader employee base, with no change to target STIP or LTIP.

PERFORMANCE GRAPHS

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2013 against the cumulative total shareholder return of the S&P/TSX Composite Index, relative year-over-year changes in copper price, and the median performance of a custom index consisting of the following peers: Antofagasta, Turquoise Hill, First Quantum, Lundin, Oz Minerals, Nevsun, Imperial and Capstone. During the period, the trend in our share price performance has been similar to the trend in the copper price, with the Hudbay Shares performing in line or outperforming the peer group median in years when the copper price increased and performing in line or underperforming the peer group median in years when the copper price declined.

(in Cdn. $)	2013	2014	2015	2016	2017	2018
Hudbay Minerals Inc. (TSX)	100	116	61	89	129	75
S&P/TSX Composite Index	100	111	101	123	134	122
Custom Group (median performance)	100	102	70	102	120	79
Copper Price	100	86	64	74	97	81

The trend in executive compensation since Mr. Hair was appointed CEO in January 2016 has been generally consistent with Hudbay’s share price performance. The exception to this was in 2018 when the Committee increased NEO pay to bring it in line with the median and the Hudbay Shares declined in value alongside the copper price. The extent of the divergence in 2018 was mitigated by the 2018 corporate performance score (93.5%) and the relative TSR modifier (92%) which, in the case of the CEO, reduced his actual total direct compensation to 91% of the target.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following table shows the compensation received in or in respect of the financial years ended December 31, 2018, 2017 and 2016 by each of the NEOs. In the share-based awards and annual incentive plan columns of our Summary Compensation Table, the awards disclosed for 2018, 2017 and 2016 are the amounts approved by the Board and awarded in early 2019, 2018 and 2017, respectively, in respect of the prior year’s performance.

			Share-		Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	based awards ($)	Option awards ($)	Annual incentive plan ($)	Long-term incentive plan ($)	Pension Value(1) ($)	All other compensation(2) ($)	Total compensation ($)
Alan Hair	2018	820,000	1,763,410	—	920,040	—	430,366	84,262	4,018,078
President and CEO	2017	750,000	1,965,600	—	780,000	—	599,156	71,628	4,166,384
	2016	625,000	1,618,750	—	787,500	—	589,280	61,487	3,682,017

Cashel A. Meagher	2018	565,000	919,890	—	529,349	—	279,154	54,642	2,348,035
Senior Vice President and COO	2017	510,000	877,363	—	417,792	—	271,400	48,208	2,124,763
	2016	443,415	795,487	—	458,935	—	230,961	342,219	2,271,017

David S. Bryson	2018	490,000	722,001	—	441,441	—	118,465	54,038	1,825,945
Senior Vice President and CFO	2017	480,000	829,409	—	383,040	—	183,896	52,770	1,929,115
	2016	443,415	795,487	—	458,935	—	78,702	51,487	1,828,026

Eugene Lei	2018	440,000	547,816	—	366,432	—	143,843	44,920	1,543,011
Senior Vice President, Corporate Development and Strategy	2017	425,000	619,181	—	322,490	—	357,816	59,084	1,783,571
	2016	256,250	251,125	—	179,375	—	66,114	36,840	789,704

Patrick Donnelly	2018	410,000	453,093	—	287,287	—	262,412	39,242	1,452,034
Vice President and General Counsel	2017	350,000	286,474	—	182,700	—	175,683	34,467	1,029,324
	2016	307,500	275,520	—	196,800	—	54,729	36,524	871,073

(1)           The Pension Values reported in the Summary Compensation Table in our 2017 Management Information Circular (the “2017 Circular”) were based on pension compensation for purposes of International Accounting Standard 24 - Related Party Disclosures. The Pension Values reported in the Summary Compensation Table for the past two years are based upon the compensatory amounts reported in the Defined Benefit Plan and Defined Contribution Plan tables pursuant to NI 51-102F6. As a result, the Pension Values and Total Compensation reported for 2016 in this Management Information Circular differ from the Pension Values and Total Compensation for such year reported in the 2017 Circular.

(2)           In 2016, Mr. Meagher received perquisites that, in the aggregate, amounted to greater than $50,000, most of which related to his relocation at Hudbay’s request and were granted in accordance with Hudbay’s Expatriate Mobility Policy. Relocation benefits included a location premium (to recognize his acceptance of a global assignment and possible living challenges that may be encountered in Peru), mobility premiums (to encourage Mr. Meagher to accept his global assignment), housing allowances, a travel allowance, mobility premium for Mr. Meagher’s return to Toronto from Peru mid-2016, and tax gross-ups of the amount of taxes paid on the taxable portion of any such amounts. None of the other NEOs received perquisites that in the aggregate amounted to greater than $50,000. In addition to perquisites, amounts in this column include company contributions under our Employee Share Purchase Plan and the payment of dividend equivalents on share units held by the NEOs.

INCENTIVE PLAN AWARDS

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2018. The company’s current policy is to not grant share options to its directors, officers and employees and no options are currently outstanding.

	Option-based Awards						Share-based Awards
Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)(1)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Alan Hair	—	—	—	—	—	—	342,669	2,213,838	1,668,514
Cashel A. Meagher	—	—	—	—	—	—	159,862	1,032,710	804,996
David S. Bryson	—	—	—	—	—	—	155,235	1,002,816	1,273,584
Eugene Lei	—	—	—	—	—	—	83,490	539,343	441,316
Patrick Donnelly	—	—	—	—	—	—	53,689	346,834	528,996

(1)        Excludes the share units that vested on December 31, 2018.

(2)        Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $6.46 on December 31, 2018.

(3)        Represents the share units that vested on December 31, 2018 (including the share units that were granted in respect of 2015 STIP awards and vested in March 2016).

INCENTIVE PLAN AWARDS VESTED OR EARNED IN 2018

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2018.

Name	Option-based awards — Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation — Value earned during the year(2)($)
Alan Hair	—	1,051,888	920,040
Cashel A. Meagher	—	469,581	529,349
David S. Bryson	—	807,639	441,441
Eugene Lei	—	268,813	366,432
Patrick Donnelly	—	308,581	287,287

(1)         Represents the shares units that vested on December 31, 2018 (excluding the share units that were granted in respect of 2015 STIP awards and vested in March 2016.

(2)         Represents the annual short term incentive bonus awarded in respect to 2018.

Pension Plan Benefits: Defined Benefit Plan

	Number of years credited	Annual benefits		Opening present value of defined benefit		Non-	Closing present value of defined
Name	service (#)	At year end ($)	At age 65 ($)	obligation ($)	Compensatory change ($)	Compensatory change ($)	benefit obligation ($)
Alan Hair	14.0	199,330	313,233	3,046,213	430,366	(10,208)	3,466,371
Cashel A. Meagher	10.1	95,794	275,507	1,508,177	279,154	(50,522)	1,736,809
David S. Bryson	10.3	93,282	227,939	1,448,596	118,465	(4,102)	1,562,959
Eugene Lei	6.3	44,247	217,106	770,247	131,631	(35,846)	866,032
Patrick Donnelly	10.1	67,772	190,434	1,014,030	262,412	(34,783)	1,241,659

Compensatory changes in the table above represent changes in the present value of the defined benefit obligation for the most recently completed financial year. This includes the current service cost and the impact of salary increases in excess of actuarial assumptions. Non-compensatory changes to the present value of the defined benefit obligation include interest on liabilities, changes to assumptions and actuarial losses.

Defined Contribution Plan — Supplemental Pension Plan(1)

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Alan Hair	1,457,423	0	1,491,880
Cashel A. Meagher	—	—	—
David S. Bryson	—	—	—
Eugene Lei	37,351	12,212	50,446
Patrick Donnelly	—	—	—

me  Accumulated value at start of year ($)  Compensatory ($)  Accumulated value at year end ($)  Alan Hair  1,457,423  0  1,491,880  Cashel A. Meagher  —  —  —  David S. Bryson  —  —  —  Eugene Lei  37,351  12,212  50,446  Patrick Donnelly  —  —  —

(1)         NEOs may make a one-time irreversible election to receive all or a portion of their future annual incentive bonuses as supplementary pension credits under the supplemental pension plan. See “Elements of Executive Compensation Retirement Benefits.”

Compensatory changes in the table above represent the company’s contribution to the supplemental pension plan during 2018.

RETIREMENT BENEFITS - DESCRIPTION OF PENSION PLANS

All of our NEOs participate in our defined benefit pension plan. The defined benefit plan is based on 2% of the average of the member’s earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member’s retirement, death or termination of continuous service in which the highest average is attained, multiplied by the member’s credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the pension plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits is fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member’s earnings, or $19,130 for 2018.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guaranteed period of five years. Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan. Our defined benefit plan has been closed off to new entrants and all new non-unionized employees and executives in Canada participate in our defined contribution pension plan.

NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual incentive bonus plan (STIP) in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual incentive bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

EMPLOYMENT AGREEMENTS

Each of the NEOs is party to an employment agreement with our company. The NEOs’ employment agreements establish their base salary and right to participate in our annual incentive bonus, long-term incentive and pension plans. Each of our NEOs is required by their respective employment agreements to not solicit officers,  employees or agents of Hudbay for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information. The following table summarizes the payments and benefits to which our CEO and other NEOs are entitled under their respective employment agreements following their involuntary termination without cause, or resignation for certain specified events, defined as “good reason”, including but not limited to a substantial change in the employment conditions or duties of the NEO that adversely affects the extent, nature or status of his responsibilities, any reduction in the NEO’s base salary, any transaction that results in a change in the status of Hudbay as a publicly-listed entity to one that is privately held, following which he is not appointed to continue in the same role, or any requirement that the NEO relocate.

Payment/Benefit	NEOs’ Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination

Lump sum payment (base salary)	An amount equal to 24 months’ base salary

Lump sum payment (STIP)	An amount equal to 2 times the average annual incentive bonus earned over the two fiscal years immediately preceding the termination date

Pension and benefit plans	Entitled to continue to participate for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements during a 24 month period

Vesting of share units	Share units shall become immediately vested

PAYMENTS ON TERMINATION

The following table provides details regarding the estimated payments to each of the NEOs assuming termination without cause on December 31, 2018:

Name	Pro-rated STIP to Date of Termination ($)	Severance (Multiple of Base Salary) ($)	Severance (Multiple of Average Bonus) ($)	Severance (Value of Benefits) ($)	Value of Immediately Vested Share Units ($)(1)	Total ($)
Alan Hair	984,000	1,640,000	1,700,040	452,965	2,213,838	6,990,843
Cashel A. Meagher	508,500	1,130,000	947,141	231,545	1,032,710	3,849,896
David S. Bryson	441,000	980,000	824,481	242,628	1,002,816	3,490,925
Eugene Lei	352,000	880,000	688,922	141,180	539,343	2,601,445
Patrick Donnelly	287,000	820,000	469,987	167,426	346,834	2,091,247

(1)         Represents the market value of the LTIP grants in respect of 2016 and 2017 performance, based on the closing price of the Hudbay Shares on the Toronto Stock Exchange of $6.46 on December 31, 2018. The LTIP grant in respect of 2015 vested in the normal course on December 31, 2018 and is not included.

DOUBLE-TRIGGER PAYMENT ON TERMINATION

None of our NEOs is entitled to any payments or accelerated vesting of equity based awards in a circumstance where there is a change of control and they are not terminated or they do not resign for “good reason”, as described in more detail under “Employment Agreements” above. Such entitlements will only arise if their employment is terminated.

DIRECTOR COMPENSATION

Our director compensation program compensates non-executive directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to company matters. Executive directors (currently only our CEO) are compensated in their capacity as executives only and do not receive additional compensation for serving on the Board.

In 2017, the Committee conducted its biennial review of director compensation levels and structure. The Committee made the following recommendations to the Board which were approved and effective January 1, 2018:

•                  An increase to the annual equity retainer for directors from $80,000 to $86,000

•                  Increases to the annual retainers for the Chair of the Technical Committee and the Chair of the EHSS Committee from $10,000 each to $25,000 and $15,000, respectively

•                  The Chair of the Board, who is also the Chair of the Corporate Governance and Nominating (“CGN”) Committee ceased receiving a retainer for acting as CGN Committee Chair, effective August 3, 2018 (previously, the Chair of the CGN Committee was entitled to a $10,000 annual retainer)

These changes were made in recognition of the below-median positioning of our director compensation levels relative to the market (as measured by the same peer group used to benchmark our executive compensation). In spite of these changes, director compensation remains below median.

The compensation arrangements for our Directors include a combination of cash retainers, an equity-based retainer payable in deferred shared units (DSUs) and meeting fees. The amount of such retainers and fees payable in respect of 2018 are described below.

Position	Annual Cash Retainer $	Annual Equity-Based Retainer (1)	Board or Committee Meeting Fee(2)(3) $
Board Chair	167,500	167,500	—	(4)
Director (other than Board Chair)	50,000	86,000	1,500
Chair, Audit Committee	40,000	—	1,500
Chair, Compensation Committee	20,000	—	1,500
Chair of the Technical Committee	25,000	—	1,500
Chair of the EHSS Committee	15,000	—	1,500
Member, Committee	—	—	1,500

(1)         Payable in DSUs.

(2)         Payable for meetings attended in person or via teleconference.

(3)         Directors whose travel time within North America to attend a Board or Committee meeting is more than four hours are also entitled to a travel fee of $1,500 per meeting. Directors who are required to travel to or from Peru for a Board or Committee meeting are entitled to a travel fee of $6,000 per meeting.

(4)         Our Board Chair is not entitled to receive meeting fees, as the Committee believes that these would not adequately account for the significant amount of time spent on company matters outside of formal Board meetings.

In 2018, Hudbay created a Special Committee in response to the initial requisition received from a shareholder seeking to restrain M&A activity by the company. The Committee recommended, and the Board approved, that both the Chair and the two other members of the Special Committee receive an additional one-time retainer of $10,000 each. These fees will be re-evaluated from time to time as required to ensure that members are being adequately compensated.

Equity-based compensation for our Directors is awarded in the form of deferred share units (DSUs). As with the share units payable to our NEOs, DSUs, which are granted pursuant to our Directors’ Deferred Share Unit Plan, track the value of the Common Shares. DSUs are vested at the time of grant but they are not paid out until a Director departs from the Board, at which time they are paid out in cash equal to the number of DSUs held multiplied by the price of the Common Shares at the time the DSUs are paid. When dividends are paid on our Common Shares, holders of DSUs receive dividend equivalents, which entitle the holder to a number of additional DSUs equal to the number of DSUs held multiplied by the per share amount of the dividend, divided by the price of our common shares at the time the dividend is paid. Ensuring that Directors have an equity interest in Hudbay helps to align the interests of our Directors with the long-term interests of our shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with those of our shareholders, Directors may elect to have all or a portion of their cash retainer and meeting fees payable to them in DSUs.

DIRECTOR COMPENSATION TABLE

The following table sets out the compensation paid to each of our Directors in respect of the year ended December 31, 2018.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	All other compensation ($)(3)	Total ($)
Carol T. Banducci	—	179,000	330	179,330
Tom A. Goodman	29,470	29,068	1,069	59,607
Igor Gonzales	111,000	86,000	932	197,932
Alan R. Hibben	—	345,000	3,948	348,948
W. Warren Holmes	106,430	86,000	4,777	197,207
Sarah B. Kavanagh	136,000	86,000	932	222,932
Carin S. Knickel	—	201,000	1,505	202,505
Alan J. Lenczner	84,500	86,000	1,447	171,947
Colin Osborne	—	121,532	36	121,568
Kenneth G. Stowe	120,000	86,000	1,245	207,245

(1)         Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.

(2)         Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.

(3)         Represents amounts paid in additional DSUs as dividend equivalents following payments of our $0.01 per share dividend on March 29 and September 28, 2018, as well as travel and event fees.

VALUE ON PAY-OUT OR VESTING OF INCENTIVE PLAN AWARDS

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)(1)
Carol T. Banducci	—	179,000
Tom A. Goodman	—	29,068
Igor Gonzales	—	86,000
Alan R. Hibben	—	345,000
W. Warren Holmes	—	86,000
Sarah B. Kavanagh	—	86,000
Carin S. Knickel	—	201,000
Alan J. Lenczner	—	86,000
Colin Osborne	—	121,532
Kenneth G. Stowe	—	86,000

(1)         Represents the amount of DSUs granted to each director in respect of 2018 pursuant to our Directors’ DSU plan (excluding amounts paid in additional DSUs as dividend equivalents). DSUs are vested at the time of grant. For greater certainty, DSUs are not paid out until a Director departs from the Board. No share options have been granted to the current Directors and, accordingly, none of the Directors hold unvested equity awards.

OUTSTANDING SHARE-BASED AWARDS

The following table provides information regarding the share-based awards for each director outstanding as of December 31, 2018.

Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($) (1)
Carol T. Banducci	—	—	—	—	—	—	—	—	186,550
Igor Gonzales	—	—	—	—	—	—	—	—	341,963
Alan R. Hibben	—	—	—	—	—	—	—	—	1,434,943
W. Warren Holmes	—	—	—	—	—	—	—	—	1,586,279
Sarah B. Kavanagh	—	—	—	—	—	—	—	—	341,963
Carin S. Knickel	—	—	—	—	—	—	—	—	580,261
Alan J. Lenczner	—	—	—	—	—	—	—	—	508,840
Colin Osborne	—	—	—	—	—	—	—	—	66,975
Kenneth G. Stowe	—	—	—	—	—	—	—	—	443,335

(1)       Based on the closing price of Common Shares on the Toronto Stock Exchange of $6.46 on December 31, 2018.

EQUITY OWNERSHIP GUIDELINES FOR DIRECTORS

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire Common Shares or DSUs having an initial acquisition or grant date value equal to three times the aggregate value of his or her annual cash and equity retainer. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. Directors are expected to achieve this level of ownership within five years from the date they become directors and when there is an increase to the annual retainer, directors are required to achieve the increased minimum capacity ownership level within two years of the effective date of the increase. The Directors’ progress in meeting our equity ownership guidelines as at March 1, 2019 is shown in the following table:

Name	Value of Equity Required ($)	Total Equity Ownership(1)($)	In Compliance with Guidelines?
Carol T. Banducci(2)	408,000	293,575	Yes
Igor Gonzales	408,000	413,617	Yes
Alan R. Hibben	1,005,000	2,194,789	Yes
W. Warren Holmes	408,000	2,535,428	Yes
Sarah B. Kavanagh	408,000	413,617	Yes
Carin S. Knickel	408,000	826,295	Yes
Alan J. Lenczner	408,000	807,843	Yes
Colin Osborne(3	408,000	305,813	Yes
Kenneth G. Stowe	408,000	677,218	Yes

(1)        Includes the grant date value of DSUs held and the acquisition value of common shares held.

(2)        Ms. Banducci has until May 2022 to achieve her required ownership.

(3)        Mr. Osborne has until May 2023 to achieve his required ownership.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our equity compensation plans as at December 31, 2018.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(2)	Weighted average exercise price of outstanding options, warrants and rights(3) ($)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders(1)	1,824,030	—	14,554,397
Equity compensation plans not approved by securityholders	—	—	—
Total	1,824,030	—	14,554,397

(1)         Includes the Share Option Plan and LTEP, as approved by our shareholders at our 2008 and 2016 annual and special meetings, respectively.

(2)         Does not include the share units that vested under our LTEP in cash on December 31, 2018 and assumes that all of the outstanding share units under our LTEP as at such date will be settled by the issuance of Common Shares.

(3)         As at December 31, 2018, there were no outstanding options under our Share Option Plan.

The annual burn rate(1) for each of our equity compensation plans over the past three fiscal years is set out in the table below:

Equity Compensation Plan	2018	2017	2016
Share Option Plan	0%	0%	0%
LTEP	0.39%	0.41%	1.09%

(1)         The annual burn rate is calculated according to Section 613(d) of the TSX Company Manual as follows:

Number of Securities Granted under the Arrangement in the applicable Fiscal Year
Weighted Average Number of Securities Outstanding for the Applicable Fiscal Year

If all of the 1,824,030 outstanding share units under our LTEP as at December 31, 2018 were settled by the issuance of Common Shares, the Common Shares issued upon such settlement would have represented approximately 0.7% of our issued and outstanding Common Shares as at such date.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of Hudbay at any time since January 1, 2018; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to Hudbay or any of our subsidiaries during the year ended December 31, 2018 or as at the date hereof. Additionally, Hudbay has not provided any guarantee, support agreement, letter of credit or other similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Hudbay, no “Informed Person”, any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since January 1, 2018, or has had any such interest in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries. “Informed Person” means: (a) a director or executive officer of Hudbay, (b) a director or executive officer of a person or company that is itself an Informed Person or subsidiary of Hudbay, (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all of the Common Shares, and (d) Hudbay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of Hudbay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Act. The annual premium for such insurance is US$699,068. The policy provides an annual aggregate coverage limit of US$80 million in the policy year.

In accordance with the provisions of the Act, our by-laws provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding with which the individual is involved because of their association with us or other entity, if:

•                  the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer, or in a similar capacity at our request; and

•                  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual’s conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of Hudbay, including any act or thing done or not done in the director’s capacity as director or officer provided the director has acted as set out above in accordance with our by-laws.

If we become liable under the terms of our by-laws or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of US$500,000, except for securities claims in which case the deductible will be US$750,000.

FORWARD-LOOKING INFORMATION

This Circular contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this Circular, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this Circular is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, Hudbay’s and Waterton’s respective priorities, plans and strategies for Hudbay, the ability of Hudbay management to execute plans and strategies for Hudbay, Waterton’s intention to solicit proxies for election of the Waterton Nominees at the Meeting, the performance of the Hudbay Nominees if elected to the Board and the impact of ongoing matters between Hudbay and Waterton, Hudbay’s production, cost and capital and exploration expenditure guidance, anticipated production at our mines and processing facilities, the expected benefits of implementing the metallurgical recovery and optimization initiatives at the Constancia processing plant and expectations regarding the schedule for acquiring the Pampacancha surface rights and mining the Pampacancha deposit, the anticipated timing, cost and benefits of developing the Rosemont project and any litigation challenging Rosemont’s permits, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill, the low costs of the operation and the possibility of optimizing the value of our gold resources in Manitoba, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and our anticipated plans for advancing our mining properties surrounding Constancia and the Ann Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

For details on certain material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information and on the risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information, please refer to the company’s management discussion and analysis for the three and twelve months ended December 31, 2018 and its annual information form dated March 29, 2019.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this Circular or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Hudbay uses certain non-IFRS financial performance measures in its financial reports and in this Circular. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a description and reconciliation of each of these measures, please see the Non- IFRS Financial Performance Measures section on pages 45 to 56 of our management’s discussion and analysis for the year ended December 31, 2018, a copy of which has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com and on EDGAR at www. sec.gov. Financial information is provided in our audited comparative consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2018, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Our shareholders may also request copies of these documents from our Vice President and General Counsel by telephone at (416) 362-8181 or by e-mail at info@hudbay.com.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of Hudbay Minerals Inc.

By Order of the Board of Directors

Alan R. Hibben, Chair April 5th, 2019

SCHEDULE “A”

HUDBAY MINERALS INC.

(the “Corporation”)

RESOLUTION TO ADOPT BY-LAW NO.  2

“BE IT RESOLVED THAT:

1.            The Corporation’s By-Law No. 2, adopted by the Corporation on February 19, 2019, a copy of which is set out in Schedule “B” to the Corporation’s Management Information Circular dated April 5, 2019, is hereby ratified and approved as a by-law of the Corporation;

2.            Any one director or officer of the Corporation is authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Corporation or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolution.”

SCHEDULE “B”

HUDBAY MINERALS INC.

BY-LAW NO. 2

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Hudbay Minerals Inc. (hereinafter called the “Corporation”) as follows:

ADVANCE NOTICE

1.1                               Definitions

For purposes of this Part One:

(a)                                 “Act” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

(b)                                 “public announcement” means disclosure in a (i) press release reported in a national news service in Canada, or (ii) a document publicly filed by the Corporation or its transfer agent and registrar under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(c)                                  “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authorities of each province or territory of Canada.

1.2                               Nomination of Directors

Subject only to the Act, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation may be made at any annual meeting of shareholders, or at any special meeting of shareholders, if one of the purposes for which the special meeting was called is the election of directors. Such nominations may be made in the following manner:

(a)                                 by or at the direction of the board of directors of the Corporation, including pursuant to a notice of meeting;

(b)                                 by or at the direction or request of one or more shareholders pursuant to a proposal submitted to the Corporation in accordance with the provisions of the Act, or a requisition of meeting submitted to the directors in accordance with the provisions of the Act; or

(c)                                  by any person (a “nominating shareholder”) who:

(i)                             at the close of business on the date of the giving of the notice provided for below in this Part One and on the record date for determining shareholders entitled to vote at such meeting, is a registered holder or beneficial owner of shares that are entitled to be voted at such meeting; and

(ii)                             complies with the notice and other procedures set forth in this Part One.

1.3                               Timely Notice

In addition to any other requirements in this Part One and under applicable laws, for a nomination to be made by a nominating shareholder, the nominating shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation.

1.4             Manner of Timely Notice

To be timely, a nominating shareholder’s notice to the secretary of the Corporation must be made:

(a)                                in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that if (i) an annual meeting of shareholders is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice must be received not later than the close of business on the 10th day following the date on which the public announcement of the date of the annual meeting is first made by the Corporation, and (ii) the Corporation uses “notice-and-access” (as defined in National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials to shareholders in connection with an annual meeting, notice must be received not less than 40 days prior to the date of the annual meeting; and

(b)                                in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the public announcement of the date of the special meeting of shareholders is first made by the Corporation. The adjournment or postponement of a meeting of shareholders or the announcement thereof shall commence a new time period for the giving of a nominating shareholder’s notice as described above.

1.5                               Proper Form of Timely Notice

To be in proper written form, a nominating shareholder’s notice to the secretary of the Corporation must set forth, all of which the Corporation believes to be necessary information to be included in a dissident proxy circular, or is necessary to enable to board and shareholders to determine director nominee qualifications, relevant experience, shareholding or voting interest in the Corporation or independence, all in the same manner as would be required for nominees of the Corporation:

(a)                                 as to each person whom the nominating shareholder proposes to nominate for election as a director:

(i)                                   the name, age, business address and residential address of that person;

(ii)                                the principal occupation or employment of that person;

(iii)                             whether the nominee is a resident Canadian within the meaning of the Act;

(iv)                            the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)                               any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the person or any of its affiliates and the nominating shareholder, any person acting jointly or in concert with the nominating shareholder or any of their respective affiliates;

(vi)                            any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(b)                                 as to the nominating shareholder proposing a nomination and giving the notice,

(i)                                   the name and record address of the nominating shareholder,

(ii)                                the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the nominating shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)                             any derivatives or other economic or voting interests in the Corporation and any hedges implemented with respect to the nominating shareholders’ interests in the Corporation;

(iv)                            any proxy, contract, arrangement, understanding or relationship pursuant to which the nominating shareholder has a right to vote any shares of the Corporation;

(v)                               whether the nominating shareholder intends to deliver a proxy circular and form of proxy to any shareholders of the Corporation in connection with the election of directors; and

(vi)                            any other information relating to the nominating shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may be reasonably required by the Corporation to determine, pursuant to Applicable Securities Laws, the independence, or lack thereof, of such proposed nominee, provided that such disclosure request does not go beyond that required of management nominees for election as directors of the Corporation. Reference to “nominating shareholder” in this Section 1.6 shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal. All information provided in a nominating shareholder’s notice will be made publicly available to shareholders of the Corporation.

1.6                               Determination of Eligibility

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Part One; provided, however, that nothing in this Part One shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting of shareholders at which an election for directors is held shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

1.7                               Delivery of Notice

Notwithstanding any other provision of the by-laws of the Corporation, notice given to the secretary of the Corporation pursuant to this Part One may only be given by personal delivery or by email (at such email address as may be stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary of the Corporation at the address of the principal executive offices of the Corporation or email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

1.8                               Waiver

Notwithstanding the foregoing, the board of directors of the Corporation may, in its sole discretion, waive any requirement in this Part One.

SCHEDULE “C”

HUDBAY MINERALS INC.

(the “Company”)

CORPORATE GOVERNANCE GUIDELINES
AND BOARD MANDATE

Introduction

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders. The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.

Guidelines

Board of Directors’ Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The responsibility of the Board of Directors is to provide direction and oversight. The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company’s business and senior management. The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company’s strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company’s senior management and outside advisors and auditors. The directors also should be entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors’ Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 13 members to facilitate its effective functioning.

Chair of the Board of Directors

The Chair should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

Board Selection and Diversity

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors. In assessing individual director nominees, the Corporate Governance and Nominating Committee considers:

•                  relevant skills and expertise in areas including leadership, mining, finance and mergers and acquisitions, operations, international business, government relations, environment, health, safety and sustainability, human resources and executive compensation, corporate governance, risk management, marketing and legal and regulatory,

•                  judgment and character,

•                  diversity, including diversity of gender, viewpoints, backgrounds, experiences and other demographics, and

•                  the extent to which the interplay of an individual’s expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee will review the Board of Directors’ skills matrix to help identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members. In addition to its own search for director nominees, the Corporate Governance and Nominating Committee may engage experienced and independent external consultants. When engaging the services of search consultants, the Corporate Governance and Nominating Committee instructs them to have broad selection criteria that include a mix of skills and expertise, and to identify candidates who are diverse in all aspects, including gender.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Election of Directors

Each director should be elected by the vote of a majority of the shares represented in person or proxy at any meeting for the election of directors. If any nominee for election as director receives, from the shares voted at the meeting in person or by proxy, a greater number of votes “withheld” than votes “for” his or her election, the director must immediately tender his or her resignation to the Chair of the Board of Directors following the meeting, to take effect upon acceptance by the Board of Directors. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept that offer. The Board of Directors will accept the offer to resign absent exceptional circumstances and within 90 days of the meeting of shareholders, the Board of Directors will make a final decision concerning the acceptance of the director’s resignation and announce that decision by way of a news release. Any director who tenders his or her resignation will not participate in the deliberations of the Board of Directors or any of its committees pertaining to the resignation. This process applies only in circumstances involving an “uncontested” election of directors - where the number of director nominees does not exceed the number of directors to be elected and where no proxy materials are circulated in support of one or more nominees who are not part of the slate supported by the Board of Directors for election at the meeting. If any director fails to tender his or her resignation as contemplated in this paragraph, the Board of Directors will not re-nominate that director. Subject to any corporate law restrictions, where the Board of Directors accepts the offer of resignation of a director and that director resigns, the Board of Directors may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director whom the Board of Directors considers to merit the confidence of the shareholders, or call a special meeting of shareholders to elect a new nominee to fill the vacant position.

Continuation as a Director

The Board of Directors does not believe it is appropriate to have an arbitrary age or term limit for service on the Board. Instead, the Board will focus on renewal and will be vigilant in monitoring the performance of each director and ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will review that director’s continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

Committee Membership

Each of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, the Environmental, Health, Safety and Sustainability Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter. Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee. The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee. Membership on these committees, including the person serving as Chair, should be changed from time to time in order to allow for new perspectives, keeping in mind the skills required to serve on each committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

•                  Conduct an annual self-evaluation; and

•                  Periodically review and assess the adequacy of its Charter and the position description for the Chair and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charters may be made by the head of the Legal group, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

Board of Directors and Committee Meetings

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine. The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution. Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as the Chair of the Board or committee (or any two directors) may request upon 48 hours prior notice (if the notice is mailed) or 24 hour notice (if the notice is given personally or delivered by means of electronic communication). The notice period may be waived by a quorum of the Board or the committee.

To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine. The Chair will preside at these executive sessions, unless the directors present at such meetings determine otherwise. Any interested party may communicate directly with the Chair, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting. All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee. Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation and Human Resources Committee’s Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation and Human Resources Committee.

Share Ownership Guidelines

Each director is required to acquire Common Shares having an initial acquisition value equal to three times his or her annual retainer. Directors are expected to achieve this level of ownership within five years from the date they become directors. Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement. If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer. For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the Common Shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance. All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members. Attendance by telephone or video conference may be used when necessary to facilitate a director’s attendance.

Participation in Meetings. Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director. Directors should conduct themselves in accordance with the Company’s Code of Business Conduct and Ethics.

Interlocking Directorships. Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Contact with Senior Management and Employees. All directors should be free to contact the Chief Executive Officer and other members of the Company’s senior management at any time to discuss any aspect of the Company’s business. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors. All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors. In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices as and when required.

Shareholder Engagement

The Board of Directors is committed to engaging in constructive communications with the Company’s shareholders. As a result, the Board of Directors, acting on the recommendation of the Corporate Governance and Nominating Committee, has adopted a Shareholder Engagement Policy in order to promote open and sustained dialogue with the Company’s shareholders.

SCHEDULE 1

HUDBAY MINERALS INC.

(the “Company”)

BOARD OF DIRECTORS CHARTER

The Board of Directors is elected by the Company’s shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company. The Board of Directors shall:

•                  Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company’s long term strategic plans and the principal issues that the Company expects to face in the future.

•                  Review the principal strategic, operational, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

•                  Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

•                  Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.

•                  Assess the performance of the Company’s senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation and Human Resources Committee.

•                  Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.

•                  Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

Composition

The Board of Directors should be diverse in gender, viewpoints, backgrounds and other demographics and collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence. A copy of those standards is attached as Appendix A. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chair by majority vote of the Board of Directors.

Committees

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so. The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee and the Environmental Health, Safety and Sustainability Committee. The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate. Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

Independent Advice

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

APPENDIX A

HUDBAY MINERALS INC.

(the “Company”)

CATEGORICAL STANDARDS FOR
DETERMINING INDEPENDENCE OF
DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director’s independent judgment.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company. The Board of Directors has determined that:

1.              A director’s interests and relationships arising solely from his or her (or any immediate family members’1) shareholdings in the Company are not, in and of themselves, a bar to independence.

2.              Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

•                 Employment. Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate 2 of the Company or any of its subsidiaries or affiliates (collectively, the “Company Group”) or is actively involved in the day-to-day management of the Company;

•                 Direct Compensation. Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)3;

•                 Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company’s internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company’s audit;

•                 Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group.

Notes:

(1)         A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director’s home.

(2)         A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise). An “Affiliate” of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

(3)         Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment. Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

•               Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

•               Material Association. Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

SCHEDULE “D”

LONG-TERM EQUITY PLAN

The table below provides a summary of the principal terms of Hudbay’s Long-Term Equity Plan (“LTEP”). For additional detail, please refer to the full text of the LTEP, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Provision	Description
Term / Entitlement Date

Although share units do not have a fixed term, the LTEP provides that the entitlement date, being the date on which share units vest and settle, is a date that is no later than December 31 of the third calendar year following the year in which the services corresponding to such share unit awards were performed.

Market Price

The LTEP provides that the market price of common shares (the “Market Price”) is the five day average of the closing price of the common shares on the TSX ending on the last trading day immediately preceding the grant date or entitlement date.

Settlement

Subject to the terms of the LTEP and the applicable share unit grant letter, on the entitlement date a share unit award will entitle the Participant to a payment in fully paid common shares or, at our option, the cash equivalent of such common shares.

The cash equivalent of common shares issuable pursuant to a share unit award is determined by multiplying the applicable number of share units by the Market Price on the applicable date.

Insider Participation Limit

The LTEP limits insider participation such that the maximum number of common shares (i) issuable, at any time, and (ii) issued within any one-year period, to insiders, under the LTEP and any other security based compensation arrangement of ours, is 10% of the total number of common shares then issued and outstanding.

Resignation and Termination

The LTEP provides that, in the event a participant who is an employee: (A) is terminated without cause, all share units credited to such Participant immediately vest and become payable on the date of termination; or (B) resigns or is terminated for cause, all share units credited to such Participant immediately terminate.

Change of Control

If a change of control occurs and a participant ceases to be an eligible employee within 12 months of such change of control (other than in connection with a termination for cause or resignation), all outstanding share units of such Participant will immediately vest.

In the event of our wind-up, dissolution or liquidation, all share units outstanding will immediately vest.

Provision	Description
Amendment Procedure

The LTEP provides that, without shareholder approval, the Board may make the following amendments to the LTEP:

(a)                                 amendments of a housekeeping nature;

(b)                                 an addition or a change to the vesting provisions of the LTEP;

(c)                                  a change to the termination provisions of a share unit or the LTEP;

(d)                                 amendments to reflect changes to applicable securities laws; and

(e)                                  amendments to ensure that the share units granted under the LTEP comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a share unit has been granted may from time to time be resident or a citizen.

All other amendments require shareholder approval.

Dividends

Each participant under the LTEP is granted additional share units equal to the aggregate amount of dividends that would have been paid to the participant if the share units in the participant’s account, if any, had been common shares, based on the Market Price of a common share on such date.

Assignment	Except pursuant to a will or by the laws of descent and distribution, share units are not assignable or transferable.

SCHEDULE “E”

WATERTON NOMINEES

Set out below is information on the Waterton Nominees provided in the Waterton Circular. The following table sets out, in respect of each Waterton Nominee, the individual’s name, province or state and country of residence, age, the individual’s present occupation and principal occupation over the previous five years, and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such individual.

Name, Province or State and Country of Residence, and Age of Nominee(1),(2)	Present Principal Occupation and Occupation(s) for the Previous Five Years(2)	Number of Shares Beneficially Owned or Controlled(2),(3)

Richard Nesbitt Ontario, Canada Age 63

Mr. Nesbitt is retired. Formerly, Chief Executive Officer and President, The Global Risk Institute in Financial Services and, prior thereto, Chief Operating Officer of Canadian Imperial Bank of Commerce.

Nil

Peter Kukielski British Columbia, Canada Age: 62	Mining Executive. Most recently, President and Chief Executive Officer, Nevsun Resources Ltd. Prior thereto, Chief Executive Officer, Anemka Resources Ltd. and, prior thereto, Entrepreneur in Residence, Warburg Pincus, LLC.	25,000

Michael Anglin California, USA Age: 63	Mr. Anglin is retired. Mr. Anglin is the Chair of the Board of SSR Mining Inc.	Nil

Ernesto Balarezo Lima, Peru Age: 51	Corporate Director. Prior thereto, Executive Vice President for the Americas, Gold Fields Limited, and CEO of Gold Fields La Cima S.A.	Nil

David Deisley Utah, USA Age: 62	Mr. Deisley is retired. Formerly, Executive Vice President & General Counsel, NOVAGOLD Resources Inc.	Nil

Emily Moore Ontario, Canada Age: 49

Director of the Troost Institute for Leadership Education in Engineering and associate professor in the Institute for Studies in Transdisciplinary Engineering Education and Practice, University of Toronto. Prior thereto, Ms. Moore worked at Hatch Ltd. as Director of Technology Development, and later as Managing Director for water and for innovation.

Nil

Daniel Muniz Quintanilla Mexico City, Mexico Age: 45

Businessman. Formerly, Managing Director & Executive Vice President, Americas Mining Corporation, Managing Director (CEO) & Executive President, Industrial Minera Mexico S.A. de C.V. Prior thereto, Chief Financial Officer, Grupo Mexico S.A.B. de C.V.

Nil

David Smith British Columbia, Canada Age: 60	Corporate Director. Prior thereto, Chief Financial Officer and Executive Vice President of Finning International Inc.	Nil

Notes:

(1)                                 None of the Waterton Nominees has been or is currently a director of the company, nor has any of the Waterton Nominees held any other position or office with the company or any of its affiliates.

(2)                                 The information concerning each of the Waterton Nominees in this table has been furnished by the respective Waterton Nominee.

(3)                                 Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

Independence

If elected, all of the Waterton Nominees, will be “independent” of Hudbay within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices. None of the Waterton Nominees, is an affiliate or associate of Waterton.

Other Information About the Waterton Nominees

If elected, each of the Waterton Nominees will hold office until the close of the company’s next annual meeting of shareholders or until a successor has been elected or appointed in accordance with the company’s articles and by-laws, unless his or her office is earlier vacated. If elected, the Waterton Nominees will be required to discharge their duties as directors of the company consistent with all applicable legal requirements, including fiduciary obligations imposed on all corporate directors.

To the knowledge of Hudbay, none of the Waterton Nominees, or any of their associates or affiliates, is or has been indebted, at any time since the beginning of the last completed financial year of Hudbay, to Hudbay or any of its subsidiaries or has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by Hudbay or any of its subsidiaries.

Except as disclosed below, to the knowledge of Hudbay, none of the Waterton Nominees is, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while acting in that capacity:

a)            was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (an “order”);

b)            was subject to an order that was issued after the proposed director ceased to be a director or executive officer and which resulted from an event that occurred while that person was acting in the capacity as director or executive officer; or

c)               within a year of ceasing to act in the capacity of a director or executive officer, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Anglin was a director of EmberClear Corp. until September 8, 2014. EmberClear Corp. was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear Corp.’s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management’s discussion and analysis filing. The cease trade orders against EmberClear Corp. were revoked in January 2015. Mr. Anglin also serves as Chairman of Laguna Gold Limited, a private Australian company that was put into receivership on December 18, 2018.

To the knowledge of Hudbay, none of the Waterton Nominees is, as of the date of this Circular, or has been within 10 years before the date of this Circular, bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director. To the knowledge of Hudbay, none of the Waterton Nominees has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation, or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

To the knowledge of Hudbay, there are no arrangements or understandings between any of the Waterton Nominees or any other person pursuant to which the Waterton Nominees are to be elected.

HOW TO CAST YOUR VOTE IN SUPPORT OF THE HUDBAY NOMINEES VOTE ONLY YOUR GREEN PROXY OR VIF TODAY! Voting Method Registered Shareholders Beneficial Shareholders If your shares are held in your name If your shares are held with a and represented by a physical broker, bank or other certificate intermediary Internet www.voteproxyonline.com  www.proxyvote.com  Telephone or Facsimile  Complete, date and sign the GREEN proxy and fax it to: 416-595-9593  Call the toll-free number listed on your GREEN voting instruction form (“VIF”) and vote using the 16-digit control number provided therein, or complete, date, and sign the GREEN VIF and fax it to the number listed therein.  Mail  Complete, date and sign the GREEN Proxy and return in the enclosed postage paid envelope to: TSX Trust Company 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1  Complete, date and sign the GREEN VIF and return it in the enclosed postage paid envelope. QUESTIONS OR REQUESTS FOR VOTING ASSISTANCE MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT: LH LAUREL HILL ADVISORY GROUP NORTH AMERICAN TOLL FREE: 1-877-452-7184 COLLECT CALLS OUTSIDE NORTH AMERICA: 1-416-304-0211 EMAIL: ASSISTANCE@LAURELHILL.COM

Ensure that your **GREEN** proxy is received prior to the proxy voting deadline of 10:00 a.m. (Toronto time) on Friday, May 3, 2019

To ensure votes are received in a timely manner, shareholders are encouraged to vote online.

Vote using the following methods prior to the deadline.	INTERNET	TELEPHONE/FAX	MAIL
Registered Shareholders Shares held in own name and represented by a physical certificate or in a direct registration system	www.voteproxyonline.com	F: 416-595-9593	TSX Trust Company 301 – 100 Adelaide Street W Toronto, ON, M5H 4H1
Beneficial Shareholders Shares held with a broker, bank or other intermediary.bank or other intermediary.	www.proxyvote.com	Call the toll-free number or fax the completed GREEN voting instruction form to the numbers listed therein	Complete and return the GREEN voting instruction form and return it in the enclosed postage paid envelope

LAUREL HILL ADVISORY GROUP

1-877-452-7184 (North American Toll Free); or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com.